Form 10-K, Exhibit 13
period 1995-12-31
SUBURBAN BANCSHARES INC
filed 1996-03-26
CIK 768177

                                                                      EXHIBIT 13











                                                       Suburban Bancshares, Inc.
                                                              Annual Report 1995

                                 Suburban Bank


                       We Take Your

                                 Business Banking

                                                  Personally ...

This page of the 1995 Annual Report to Shareholders contains four pictures that are vertical parallelograms. The captions and a description of each picture follow:


(1) "SBA Preferred Lender": The picture shows Joseph A. Ruth, Vice President of Suburban Bank of Maryland, giving a speech at one of our SBA Seminars.

(2)      "Loan Decisions Made Locally": The picture shows a customer and Joseph
         E. Burnett, Senior Vice President and Senior Lender, shaking hands as the customer leaves one of our offices.

(3) "Small Business Employee Banking": The picture shows our ATM card in use.

(4) "Officers and Directors in the Community": The picture shows Harold J. Koch, Senior Vice President, talking with a student club at a local high school.





                                     page 2

--------------------------------------------------------------------------------




This page of the 1995 Annual Report to Shareholders contains three pictures. Two are square and one is a rectangle. The bold print runs down the left margin of the page with the other verbage running down the right hand side of the page. The pictures are in the middle.


TAKING ACTION ON OUR COMMITMENT TO SMALL BUSINESS & THE COMMUNITY: 1995 IN
REVIEW


CashFlow Lending Unit Started - Clinton Branch Opened - New Government Contractor Lending Program Begun - Record Earnings over Prior Years - Suburban OnLine Computer Access Initiated - Accredited for SBA CapLine Revolving Line of Credit for Small Businesses - Sponsor of the New Government Contractor Resource Center on the Internet at http://www.govcon.com


(1) This picture shows a professional baker at one of our customer's sites, the Chesapeake Bagel Bakery.

(2) This picture shows the inside of our newest office in Clinton, Maryland

(3) This picture shows Annette L. Pointer, Assistant Vice President, at the computer helping a customer with our new product, Suburban OnLine.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
SUMMARY FINANCIAL INFORMATION

 in thousands, except per share data          1995         1994        1993         1992        1991
 Results of Operations
 ---------------------
   Interest income                           $8,358       $7,156     $6,575       $8,096     $12,371
   Interest expense                           3,119        2,377      2,385        3,649       7,062
   Net interest income                        5,239        4,779      4,190        4,447       5,309
   Provision (recovery) for loan losses        (260)          39      1,133        1,867       1,878
   Noninterest income                         1,722        1,070      1,313        1,890         782
   Noninterest expense                        5,674        5,591      5,762        7,334       7,965
   Income tax expense                             6           --         --          --          --
   Net income (loss)                          1,541          219     (1,392)      (2,864)     (3,752)

 Per Share Data
 --------------
   Net income (loss):
      Primary                                 $0.15        $0.02     $(0.29)      $(0.88)     $(1.16)
      Fully diluted                            0.15         0.02      (0.29)       (0.88)      (1.16)
   Book value per share                        1.20         0.95       0.96         1.54        2.42

 Financial Condition (December 31)
 ---------------------------------
   Total Assets                            $115,431     $114,229    $101,922    $109,414    $129,614
   Net Loans                                 61,555       61,775      54,662      65,502      77,484
   Total Deposits                           101,889      104,402      92,021     101,848     118,122
   Total Equity                              13,096        8,587       8,649       4,995       7,859

 Ratios
 ------
   Return on Average Assets                   1.49%        0.21%     (1.40)%     (2.48)%     (2.74)%
   Return on Average Equity                   15.29         2.51     (23.63)     (39.44)     (36.59)
   Net Yield on Earning Assets                 5.50         5.05        4.74        4.32        4.13
   Average Equity to Average Assets            9.75         8.31        5.92        6.28        7.48
   Average Loans to Average Deposits          69.87        63.74       68.03       73.45       77.99

 Average Balances
 ----------------
   Assets                                  $103,377     $105,137     $99,611    $115,564    $137,068
   Loans                                     64,616       60,577      62,244      77,330      95,798
   Earning Assets                            95,228       94,664      88,426     102,890     128,681
   Deposits                                  92,483       95,035      91,491     105,280     122,834
   Equity                                    10,080        8,734       5,892       7,262      10,254

Dear Stockholders, Customers and Employees:

We are pleased to report that Suburban Bancshares has completed another very successful year with record earnings and a profitable consolidation within our Maryland marketplace. The strategies of larger banks, by merging and dividing the community market share, offered many opportunities for our new customer growth. Suburban Bank readily provided the personal services that small businesses were seeking.

In 1995, our earnings reached $1,541,000 ($.15 per share) compared to our earnings in 1994 of $219,000 ($.02 per share). A few extraordinary events such as the sale of the Virginia bank, a one-time stock option expense and opening a new branch affected earnings. However, our normal operating income continues to exceed 1% return on average assets based on strong net interest margin and cost controls.

The balance sheet has been strengthened by additions to capital through the Warrant Exchange Program and earnings retention. Shareholder support of the Company was demonstrated as 97% of our warrants were exchanged for new stock, which increased our capital by $1,950,000.

Small business owners looking for a bank that would give them personal attention found that response at Suburban Bank. Our asset and deposit growth from new customers showed an increase in excess of 25% over the prior year. Our future growth, in an economy that continues to support strong loan demand, will come from customers who also demand local personal service. Our new office in Clinton, as well as other potential branches, will expand our relationships throughout our Maryland communities.

With our new products and services, such as OnLine computer access and CashFlow lending via the Internet, we look forward to gaining a reputation as the leading small business bank in our market area. The support we have received from you, our stockholders, customers and employees, has been gratifying and we pledge to respond with continued earnings, a strong financial condition and leadership in the banking community.

We thank you for your continuing support.

         /s/                                      /s/
Winfield M. Kelly, Jr.                     William R. Johnson
Chairman of the Board and                  President and
Chief Executive Officer                    Chief Operating Officer



Note: A picture of the Chairman and the President appears in the top left corner of this page in the 1995 Annual Report to Shareholders.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The following commentary provides an overview of the financial condition and significant changes in the results of the operations of Suburban Bancshares, Inc. and its subsidiary ("Bancshares" or "the Company") for the years 1993 through 1995. Throughout this review the subsidiary of Suburban Bancshares, Inc., Suburban Bank of Maryland, is referred to as "Suburban Maryland" or "the Bank". This discussion should assist readers in their analysis of the accompanying consolidated financial statements.

ORGANIZATIONAL BACKGROUND

Suburban Bancshares, Inc. is a bank holding company formed under the general corporation laws of the State of Delaware in 1985 and is headquartered in Greenbelt, Maryland. The Company formed and acquired a national banking association located in McLean, Virginia (Bank 2000, N.A.), in October 1985, and formed and acquired a national banking association located in Reston, Virginia (BankStar, N.A.), in February 1988. These banks merged and began operating as Suburban Bank of Virginia, N.A. ("Suburban Virginia") in March 1991. In April 1990, Suburban Maryland (formerly Jefferson Bank and Trust Company), a four branch state-chartered bank located in Prince George's County, Maryland, was merged into the Company.

On February 19, 1993, the Company entered into an Agreement and Plan of Reorganization and Recapitalization (the "Plan") with Winfield M. Kelly, Jr., which provided for a restructure of the Company's Board of Directors and management, a centralization of operational functions, and the commencement of a public offering to raise between $4 and $7 million in new capital. In connection with the implementation of the Plan, Mr. Kelly was elected Chairman of the Board of Directors of the Company and each of the banks, and the Company's Board of Directors was restructured. William R. Johnson, President and Chief Executive Officer of Suburban Maryland, was named President and Chief Operating Officer of the Company and President and Chief Executive Officer of Suburban Virginia. All operational and management functions of the banks were centralized, enhancing efficiency throughout the organization.

On July 14, 1993, the Company commenced a public offering of up to seven million shares of common stock. The offering was successfully concluded on September 27, 1993, with the sale of 5,756,294 shares with total proceeds to the Company totaling $5,613,237. Transferable warrants to purchase an additional 2,014,705 shares of common stock accompanied the new shares. These warrants were exercisable at $1 per share during two windows in 1994 and two windows in 1995, in which 1,949,849 shares, or 97% of the warrants outstanding, were issued. (See Note B to the Consolidated Financial Statements.)

On May 12, 1995, the Company completed the disposition of most of the assets and all of the deposit liabilities of Suburban Virginia to Tysons Financial Corporation and its subsidiary, Tysons National Bank, in McLean, Virginia. On August 18, 1995, the remaining assets and liabilities of Suburban Virginia were merged into Suburban Maryland in a pooling of interests transaction. (See Note C to the Consolidated Financial Statements.)

RESULTS OF OPERATIONS

Overview

Suburban Bancshares, Inc. reported record earnings for 1995 of $1,541,000, a 604% increase from $219,000 in 1994. Net income per common share increased to $0.15 in 1995 from $0.02 in the prior year. Return on average assets and return on average equity reached record highs for the Company in 1995 at 1.49% and 15.29%, respectively. Key factors affecting the Company's 1995 earnings performance were:

- An increase in net interest income of $460,000, the result of higher rates and a strong demand for loans,
- Overall improvement in asset quality, which permitted a reversal of previous years' provision for loan losses to reduce an excess in the allowance for loan losses, and

- The disposition of the assets and deposits of Suburban Virginia for a premium of $1 million, which was partially offset by costs of the sale totaling $260,000.

Assets at the end of 1995 were $115.4 million, rising just $1.2 million or 1.1% from $114.2 million at the end of 1994. Real growth in assets, however, was 27.3% or approximately $25 million, after considering the Suburban Virginia assets sold during the year.

Growth in loans and deposits was significant in 1995, although the consolidated statements reflect a slight decline. The loan assets of Suburban Virginia that were sold during the year totaled $13 million at the beginning of 1995, and the deposits transferred were $24 million. During 1995, all of those assets and deposits were replaced with new loans and new account balances, effectively increasing loans by 23.8% and deposits by 27.3%.

Solid growth, expense control and improving asset quality have contributed to a strong increase in core profitability for the Company. Core profitability is defined here as earnings from normal operations, excluding non-recurring income and expenses of which the major items were the disposition of Suburban Virginia's assets and liabilities, the recognition of compensation expense for the management stock options (see Note O), and the reversal of the provision for loan losses. Each of these items is explained in the appropriate sections of this discussion. Core earnings for the Company were $1,053,000 in 1995, for an adjusted return on average assets of 1.02% and a 381% improvement over 1994's results.

Net Interest Income and Net Interest Margin

Net interest income, the largest contributor to the Company's earnings, is defined as the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments while deposits and short-term borrowings, in the form of securities sold under repurchase agreements, represent interest-bearing liabilities. Noninterest-bearing checking deposits are another component of funding sources. Variations in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, are determinants of changes in net interest income.

Net interest income rose $460,000, or 9.6%, in 1995 to $5,239,000 from $4,779,000 in 1994 due to higher average interest rates for both loans and deposits and an increase in loans as a percentage of earning assets. In 1994, net interest income rose 14.1%, or $589,000, due to an overall increase in volume coupled with rising interest rates throughout the year.

The net interest margin represents the Company's net yield on its earning assets and is calculated as net interest income divided by average earning assets. In 1995, the net interest margin reached 5.50%, an increase of 45 basis points from 5.05% for the prior year, as the increase in earning asset yields outpaced rising funding costs. In 1994, the net interest margin improved 31 basis points from 4.74% in 1993, the result of rising interest rates on earning assets, higher volume and a stable cost of funds.

Changes in the volume of earning assets and interest-bearing funds impact both interest income and interest expense. In 1995, average earning assets grew only $564,000, or 0.6%; however, as a percentage of average assets, earning assets rose from 90.0% to 92.1%, due to both declining levels of nonperforming assets and a strong loan growth. Average loans grew $4.0 million, or 6.7%, partially funded from a shift of funds out of short-term investments, and, as average foreclosed real estate fell approximately $2.2 million, or 62.0%, from $3.6 million in 1994 to $1.4 million in 1995, funds supporting these nonearning assets were shifted into earning assets. While average earning assets were growing, average interest-bearing liabilities declined $873,000, or 1.2%, from $75.0 million in 1994 to $74.1 million in 1995, which helped to mitigate the negative impact on the margin of rising deposit costs.

In 1994, growth of earning assets was a primary factor in producing higher interest income; an increase in funding sources, however, did not result in a corresponding increase in interest expense. Average earning assets rose $6.2 million, or 7.1%, from $88.4 million in 1993 to $94.7 million in 1994. Average interest-bearing liabilities, on the other hand, increased only $1.3 million, or 1.8%, reaching $75.0 million in 1994 from $73.7 million in 1993. A significant portion of the earning asset growth occurred in the second half of the year as interest rates were rising, while the increase in interest-bearing liabilities was more evenly distributed throughout the year, with interest rates remaining relatively stable.

Changes in the mix of both earning assets and funding sources were key determinants of the change in net interest income in 1994 and continued to play an important role in 1995. During 1995, average loans were 67.9% of average earning assets, a positive shift of 3.9 percentage points from 64.0% in 1994, as average loans rose $4.0 million while Federal funds and other short-term investments and nonearning foreclosed real estate dropped. Interest-bearing funding sources declined as a percentage of average earning assets, falling from 79.2% in 1994 to 77.8% in 1995. Both of these changes in the mix of interest-bearing uses and sources of funds are reflected in a higher net interest margin.

In 1994, average loans fell from 70.4% in 1993 to 64.0% of average earning assets while interest-bearing funding sources fell to a lesser degree from 83.3% in 1993 to 79.2% in 1994. A favorable change in the mix of deposits in 1994 helped to offset the negative impact on net interest income of the decline in average loans, which fell to $60.6 million from $62.2 million. Growth of $3.5 million in average deposits during 1994 was primarily in lower cost deposit accounts, while higher yielding certificates of deposit and individual retirement accounts declined.

Shifts in the interest rate environment impacted the margin significantly in 1995 and 1994, even though the shifts were in opposite directions. During 1994, interest rates rose throughout the year as the Federal Reserve attempted to keep inflation under control. The rates peaked in June 1995 and began a slow, but steady decline in the last half of that year. Earning asset yields rose 122 basis points in 1995, reaching 8.78% from 7.56% in 1994. Loan yields rose 100 basis points in 1995 from 9.10% in 1994 to 10.10% in 1995, as national prime rates, on which most loans are priced, remained high; investment yields climbed 116 basis points during the same period. As the yields on these earning assets increased, the cost of funds was also under pressure, though not to the same extent. The average cost of total funding sources moved in 1995 to 3.36%, an 87 basis point increase from 2.49% in 1994.

In 1994, loan yields rose 30 basis points on average and Federal funds sold and deposits with other banks, which were 15.8% of average earning assets, rose 102 basis points. As the yields on these earning assets rose, the cost of funds was stable, creating a wider spread between the income earned on assets and the cost to fund those assets.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (in thousands)

 Years ended December 31,           1995                            1994                          1993

 Assets                             Average   Interest   Average    Average   Interest  Average   Average  Interest   Average
                                    Balance              Yield or   Balance             Yield or  Balance             Yield or
                                                         Rate                           Rate                          Rate
 Interest-earning assets:
  Loans                              $64,616    $6,525    10.10%   $60,577     $5,511     9.10%  $62,244    $5,476     8.80%
  Investment securities               20,235     1,229     6.07%    19,155      1,043     5.45%    9,831       607     6.17%
  Fed funds sold & other deposits     10,377       604     5.82%    14,932        602     4.03%   16,351       492     3.01%

 Total interest-earning assets        95,228     8,358     8.78%    94,664      7,156     7.56%   88,426     6,575     7.44%

 Noninterest-earning assets:
  Cash and due from banks              6,322                         6,716                         6,437
  Bank property and equipment          1,045                         1,220                         1,385
  Other assets                         3,124                         5,102                         6,204
  Less: Allowance for loan losses    (2,342)                       (2,565)                       (2,841)

 Total noninterest-earning assets      8,149                        10,473                        11,185

 TOTAL ASSETS                       $103,377                      $105,137                       $99,611

 Liabilities and shareholders'
   equity

 Interest-bearing liabilities:
 Checking, money market &
    savings                          $50,455    $1,816     3.60%   $50,687     $1,300     2.56%  $47,038    $1,205     2.56%
  Time deposits                       23,416     1,290     5.51%    23,713      1,056     4.45%   25,369     1,143     4.51%
  Other borrowings                       261        13     4.83%       605         21     3.45%    1,294        37     2.86%

 Total interest-bearing
   liabilities                        74,132     3,119     4.21%    75,005      2,377     3.17%   73,701     2,385     3.24%

 Noninterest-bearing liabilities:
  Noninterest-bearing deposits        18,612                        20,635                        19,084

 Total funding sources                92,744     3,119     3.36%    95,640      2,377     2.49%   92,785     2,385     2.57%
 Other liabilities                       553                           763                           934

 Total liabilities                    93,297                        96,403                        93,719

 Shareholders' equity                 10,080                         8,734                         5,892

 TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY               $103,377                      $105,137                       $99,611

 Net interest income                            $5,239                         $4,779                       $4,190
                                                           5.42%                          5.07%                        4.87%
 Net interest spread

 Net interest margin                                       5.50%                          5.05%                        4.74%


Provision for Loan Losses

The provision or reversal for loan losses is the effect of maintaining an allowance, or reserve, for anticipated future losses on loans. The allowance for loan losses reflects management's judgment as to the level considered appropriate to absorb such losses based upon a review of many factors, including historical loss experience, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), economic conditions and trends, loan portfolio volume and mix, loan performance trends, the value and adequacy of collateral, and the Company's internal credit review process. Based on this ongoing evaluation, management determines the provision or reversal necessary to maintain an appropriate allowance.

In 1995, the Company recognized a reverse provision of $260,000 to reduce an excess in the allowance for loan losses created by the disposition of Suburban Virginia loans and a sharp drop in nonperforming loans. This reversal increased income and decreased the allowance available to absorb future losses.

The provision for loan losses in 1994 was $39,000, a substantial drop from the $1,133,000 set aside in 1993. Recoveries on loans previously charged off increased significantly in 1994, as loan quality improved and charge-offs declined.

Noninterest Income

Noninterest income climbed $652,000, or 60.9%, reaching $1,722,000 in 1995 from $1,070,000 in 1994. The $1 million premium recognized on the sale of assets and transfer of liabilities of Suburban Virginia was the reason for this significant increase. Offsetting this premium increase was a decrease in gains on sales of securities and loans, which totaled $323,000 in 1994 but did not recur in 1995.

In 1994, noninterest income declined $243,000, or 18.5%, from $1,313,000 in 1993, the result of lower rental income on foreclosed real estate, a $90,000 decrease in gains on sale of foreclosed real estate, and a decline in premiums recognized on the sale of loans.

Noninterest Expenses

Noninterest expenses rose modestly in 1995 to $5,674,000 from $5,591,000 in 1994, an increase of $83,000, or 1.5%. While most expenses declined in 1995, several nonrecurring events precipitated the recognition of additional expenses totaling $772,000. These events were the divestiture and subsequent closing of Suburban Virginia, which cost approximately $260,000, a charge to compensation expense of $362,000 as the management stock options became exercisable, merger and acquisition expenses of $113,000 and the opening expenses of a fifth branch office of $37,000 at the end of the year. Decreases in most expense categories are attributable to the closing of the two Virginia offices, reductions in the cost of maintaining properties obtained through foreclosure, improving loan quality which led to lower loan collection costs, a reduction in the premium banks pay for FDIC insurance, and overall expense control.

Noninterest expenses declined in 1994 to $5,591,000, a $171,000, or 3.0%, decrease from $5,762,000 in 1993. In 1994, salaries and employee benefits and other operating expenses remained stable, while changes in leased office space and lower depreciation on office equipment accounted for most of the reduction in expenses.

See Note K to the Consolidated Financial Statements for a breakdown of Other Expenses.

Deferred Tax Assets

At December 31, 1995, the Company had net deferred tax assets of $4,360,000 including approximately $4.2 million representing tax loss carryforwards. A valuation allowance has been established eliminating all net deferred tax assets because realization of these assets is dependent on future taxable income. Management periodically reviews this valuation allowance in light of anticipated earnings capacity. Any future reductions in the allowance will have a positive impact on earnings.

ASSET QUALITY

In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"), as amended by SFAS No. 118. SFAS No. 114 and No. 118 apply to loans for which it is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized on a cash basis. Restructured loans are loans on which the borrower has been granted a concession as to rate or term as a result of financial difficulty. Nonaccrual loans are those loans on which the accrual of interest is discontinued when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due, unless the obligation is both well secured and in the process of collection. Loans may be placed on nonaccrual status when past due less than 90 days if collection becomes uncertain based upon an evaluation of the fair value of the collateral and the financial strength of the borrower. When a loan is placed on nonaccrual status, interest income in the current period is reduced by the amount of any accrued and uncollected interest. Subsequent payments of interest are applied as a reduction of principal when concern exists as to the ultimate collection of principal; otherwise such payments are recognized as interest income. Loans are removed from nonaccrual status when they have demonstrated a period of performance and when concern no longer exists as to the collectibility of principal or interest.

The recorded investment in loans that were considered impaired under SFAS No. 114 at December 31, 1995 was $1,592,000. At December 31, 1994, the Company had nonaccrual loans of $3,720,000 (all of which would be considered impaired under SFAS No. 114). This decrease in nonperforming, or impaired, loans of $2,128,000, or 57.2%, was the result of an improving economy, aggressive loan collection efforts and charge-downs.

The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114 and which were performing according to the new terms was $1,173,000 at December 31, 1995 and $1,312,000 at the end of 1994. This 10.6%
decrease was the result of normal principal payments and loan payoffs.

Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at fair value less estimated selling costs, based upon current market conditions and expected cash flows. Foreclosed real estate declined $1,866,000, or 61.8%, to $1,152,000 at December 31, 1995 from $3,018,000 at
December 31, 1994. This substantial decline was the result of sales of nine properties, on which net profits of $85,000 were realized, and market value adjustments on remaining properties.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. Under the new SFAS No. 114, the 1995 allowance for loan losses related to loans that are identified as impaired was based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

The allowance for loan losses declined to $1,467,000 at the end of 1995 from $2,750,000 at December 31, 1994, a decrease of $1,283,000, or 46.7%. As asset quality improved and Suburban Virginia loans were sold, the required reserve was significantly reduced, and the Company recognized a reverse provision of $260,000 in 1995. Loans charged off during the year totaled $1,340,000 and recoveries were $317,000. The activity in the allowance for loan losses is shown in the following schedule:

                                                       Years ended December 31,

 in thousands                                     1995           1994          1993
 Balance at beginning of year                      $2,750        $2,486         $3,132
 Provision (recovery) for loan losses               (260)            39          1,133
 Loans charged off                                (1,340)         (412)        (2,090)
 Recoveries                                           317           637            311
                                                 --------       -------        -------
 Balance at end of year                            $1,467        $2,750         $2,486

In 1994, the allowance for loan losses rose $264,000, or 10.6%, as recoveries of $637,000 exceeded charge-offs of $412,000 and a provision of only $39,000 was required for the maintenance of an adequate allowance for loan losses.

LIQUIDITY MANAGEMENT

Liquidity is the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments and by cash received from operations. Other sources of asset liquidity include readily marketable assets that can serve as collateral for borrowings, and sales of loans and foreclosed real estate. On the liability side of the balance sheet, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

In 1993 and 1994, the Company's liquidity position increased as the mix of earning assets shifted to a higher concentration of marketable securities and other liquid assets while loans declined. In 1995, this trend toward a more liquid position did not change, as loans and investments decreased slightly, while highly marketable loans held for sale and overnight investments rose. A reclassification of investment securities from held to maturity to available for sale in 1995 also contributed to a more liquid position. Liquid assets, defined as cash, available for sale securities and other short-term investments, and loans held for sale, were $50.0 million, or 43.3% of total assets, at year-end 1995. At the end of 1994, liquid assets totaled $42.1 million, or 36.9% of assets.

The Company's liquidity position is enhanced by a relatively stable deposit base. These core deposits are composed of noninterest checking accounts, interest checking and money market accounts, and savings accounts and individual retirement accounts. At December 31, 1995, this core deposit base was $83.2 million, or 81.7% of total funding sources; in 1994, core deposits were 79.5% of total funds, or $83.6 million.

Other sources of liquidity and cash flow in 1995 were from the sales of available for sale securities which generated proceeds of $709,000, the sales of foreclosed real estate, generating cash inflow of $1,720,000, and the exercise of the remaining warrants outstanding, which produced $1,897,000 in additional capital. In 1994, sales of available for sale securities yielded cash of $5.9 million, and the sales of SBA loans in the secondary market generated $4.7 million in cash.

As an additional source of short-term liquidity, the Bank maintains $6 million of reverse repurchase lines of credit with correspondent banks. These correspondents meet regulatory capital requirements for well capitalized financial institutions, thereby minimizing the risk that might be associated with this level of interbank exposure. The Bank has not needed to utilize these backup lines as internally generated liquidity has provided ample resources.

CAPITAL RESOURCES AND ADEQUACY

Shareholders' equity increased $4,509,000, or 52.5%, in 1995 to $13,096,000 at the end of the year from $8,587,000 at December 31, 1994. Earnings of $1,541,000, coupled with additional capital generated from the exercise of 1,897,000 warrants at $1.00 each, were the primary contributors to this increase. Other sources of shareholder equity were the paid-in capital from the management stock options of $362,000 and an increase in the market value of the Company's available for sale securities of $709,000.

In 1994, shareholders' equity declined slightly, a $62,000 decrease, from $8,649,000 at the end of 1993. The new rules for accounting for unrealized losses on securities classified as available for sale, which were adopted in 1994, resulted in a decrease in equity of $472,000. Offsetting the negative impact of these accounting changes were increases of $219,000 from earnings, $138,000 in paid-in capital from deferred compensation on stock options and $53,000 in proceeds from the exercise of warrants during the year.

A combination of a leverage capital ratio and risk-based capital ratios is used to categorize banks as well capitalized, adequately capitalized, or under capitalized financial institutions under the guidelines established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). A financial institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of 5% or greater, and it is not subject to a written agreement, order, or directive. At December 31, 1995 and 1994, Suburban Maryland was considered to be a well capitalized financial institution.

One measure of capital adequacy is the risk-based capital ratio or the ratio of total capital to risk-adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2). The Bank's Tier 1 capital consists of common equity, excluding unrealized gains or losses on available for sale securities, and Tier 2, of a qualifying portion of the allowance for loan losses. Assets, both on- and off-balance sheet items, are weighted according to the underlying risk associated with the item and are assigned a risk weighting ranging from 0 to 100%. Banks are expected to meet a minimum ratio of total qualifying capital to risk-weighted assets of 8%, with at least half of that percentage (4%) in the form of core capital. This minimum capital requirement applies to the Bank and will apply to the Company at such time as its total assets reach $150 million. At December 31, 1995, Suburban Maryland reported a Tier 1 risk-based capital ratio of 13.07% and a ratio of 14.33% based on total capital. Both ratios were well above the general regulatory minimums of 4% and 8%, respectively.

Another capital adequacy measure is the leverage capital ratio, which is calculated by dividing average total assets for the most recent quarter into core (Tier 1) capital. The regulatory minimum for this ratio is 3%, with most banks required to maintain a ratio of at least 4% to 5%, depending upon risk profiles and other factors. At December 31, 1995, the leverage capital ratio for Suburban Maryland was 8.72%.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                                  Years ended December 31,

 in thousands                                                                    1995                  1994
 ASSETS

 Cash and due from banks                                                        $  9,931               $  7,005
 Interest-bearing deposits with banks                                              2,220                    245
 Federal funds sold                                                               16,490                 13,560
 Investment securities available for sale                                         18,067                 19,252
 Investment securities held to maturity - fair value $4,654 (1994)                    --                  4,821
 Loans held for sale                                                               3,292                  2,044
 Loans                                                                            63,022                 64,525
   Less: Allowance for loan losses                                                (1,467)                (2,750)
 Loans, net                                                                       61,555                 61,775
 Premises and equipment, net                                                       1,191                  1,156
 Foreclosed real estate                                                            1,152                  3,018
 Accrued interest receivable                                                         607                    645
 Other assets                                                                        926                    708

 TOTAL ASSETS                                                                   $115,431               $114,229

 LIABILITIES AND SHAREHOLDERS' EQUITY

  Deposits:
    Noninterest-bearing deposits                                                $ 17,800               $ 24,360
    Interest-bearing deposits                                                     84,089                 80,042
      Total deposit                                                              101,889                104,402
  Short-term borrowings                                                               --                    691
  Accrued expenses and other liabilities                                             446                    549
      Total liabilities                                                          102,335                105,642

  Commitments and Contingent Liabilities                                              --                     --
  Shareholders' equity
     Preferred stock, $.01 par value, 1,000,000 shares authorized;
     no shares issued or outstanding                                                  --                     --
     Common stock, $.01 par value, 20,000,000 shares authorized;
     shares issued and outstanding: 10,951,218 at December 31,
     1995 and 9,054,459 at December 31, 1994                                         109                     91
     Paid-in capital -- stock options                                                534                    172
     Additional paid-in capital                                                   25,259                 23,380
     Accumulated deficit                                                         (13,043)               (14,584)
     Net unrealized gain (loss) on securities available for sale                     237                   (472)
         Total shareholders' equity                                               13,096                  8,587

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $115,431               $114,229

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years ended December 31,

 in thousands, except per share data                                         1995       1994       1993
 INTEREST INCOME
 Interest and fees on loans                                                 $6,525     $5,511     $5,476
 Taxable interest on securities                                              1,229      1,043        607
 Interest on Federal funds sold                                                589        590        486
 Interest on deposits with banks                                                15         12          6
     Total interest income                                                   8,358      7,156      6,575

 INTEREST EXPENSE
 Interest on deposits                                                        3,106      2,356      2,348
 Interest on short-term borrowings                                              13         21         37
     Total interest expense                                                  3,119      2,377      2,385

 NET INTEREST INCOME                                                         5,239      4,779      4,190
 Provision (recovery) for loan losses                                        (260)         39      1,133
 Net interest income after (recovery) provision for loan losses              5,499      4,740      3,057

 NONINTEREST INCOME
 Service charges on deposit accounts                                           440        487        536
 Gains on sale of securities                                                    --        114         --
 Net gains on sale of foreclosed real estate                                    85         --         90
 Net gains on sale of loans                                                     --        209        288
 Gain on sale of assets and transfer of liabilities                          1,000         --         --
 Other income                                                                  197        260        399
     Total noninterest income                                                1,722      1,070      1,313

 NONINTEREST EXPENSE
 Salaries and employee benefits                                              2,735      2,371      2,364
 Occupancy expense                                                             549        669        817
 Furniture and equipment expense                                               133        187        250
 Other expense                                                               2,257      2,364      2,331
     Total noninterest expense                                               5,674      5,591      5,762

 Income (loss) before income taxes                                           1,547        219    (1,392)
     Income tax expense                                                          6         --         --

 NET INCOME (LOSS)                                                          $1,541       $219   $(1,392)

 Income (loss) per common share
     Primary                                                                 $0.15      $0.02    $(0.29)
     Fully diluted                                                            0.15       0.02     (0.29)


See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 Years ended December 31,

 in thousands                                                                                   1995        1994        1993
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                             $1,541        $ 219    $(1,392)
  Adjustments to reconcile net income to net cash (used) provided by operating activities:
     Depreciation                                                                                  139          226        275
     (Recovery) provision for loan losses                                                         (260)          39      1,133
     Provision for foreclosed real estate losses                                                   231          264         74
     Stock option compensation expense                                                             362          138         34
     Originations of loans held for sale                                                        (2,214)      (4,938)    (1,523)
     Proceeds from loan sales                                                                       --        4,722      3,070
     Gain on sale of loans                                                                          --         (340)      (266)
     Net realized gain on available for sale securities                                             --         (114)        --
     Net (accretion) amortization on securities                                                   (100)        (105)        12
     (Decrease) increase in deferred loan fees                                                     (25)         132        (25)
     (Increase) decrease in accrued income and other assets                                       (448)         135       (152)
     Decrease in accrued expenses and other liabilities                                            (78)        (191)      (152)
     Income tax refunds received                                                                   185          141         62
     (Gain) loss on sale of foreclosed real estate                                                 (85)          25        (90)
     Gain on sale of assets and transfer of liabilities                                         (1,000)          --         --
     Loss on write-off of fixed assets                                                             104           --         --

 Net cash (used) provided by operating activities                                               (1,648)         353      1,060

 CASH FLOWS FROM INVESTING ACTIVITIES:
     Net (increase) decrease in deposits with other banks                                       (1,975)         353       (598)
     Net (increase) decrease in Federal funds sold                                              (5,220)       6,250     (4,925)
     Purchases of available for sale securities                                                 (7,076)     (21,483)        --
     Proceeds from sale of available for sale securities                                           709        5,922         --
     Proceeds from maturities of available for sale securities                                  11,450        8,500         --
     Proceeds from payments of principal on securities                                              75          620      1,694
     Purchases of held to maturity securities                                                       --       (4,821)    (8,009)
     Proceeds from maturities of held to maturity securities                                        --           --      3,260
     Net (increase) decrease in loans                                                          (11,493)      (9,047)    10,660
     Net purchases of premises and equipment                                                      (322)        (129)       (20)
     Proceeds from sale of foreclosed real estate                                                1,720          575      1,234
     Other changes in foreclosed real estate                                                        --           --        157
     Cash transferred on sale of assets and transfer of liabilities                             (1,346)          --         --
     Consideration paid on sale of assets and transfer of liabilities                             (754)          --         --

 Net cash (used) provided in investing activities                                              (14,232)     (13,260)     3,453

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase (decrease) in total deposits                                                  16,486       12,381     (9,827)
     Net increase (decrease) in securities sold under agreements to repurchase                     423          179     (1,034)
     Net decrease in borrowed funds                                                                 --           --       (133)
     Net proceeds from sale or issuance of common stock                                          1,897           53      5,012

     Net cash provided (used) by financing activities                                           18,806       12,613     (5,982)

 Net increase (decrease) in cash and due from banks                                              2,926         (294)    (1,469)
 Cash and due from banks at beginning of period                                                  7,005        7,299      8,768

 Cash and due from banks at end of period                                                       $9,931       $7,005     $7,299

 Interest paid                                                                                  $3,090       $2,370     $2,450
 Income taxes paid                                                                                   6           --         --
 Loans transferred to foreclosed real estate                                                        --          274        127
 Loans transferred to loans held for sale                                                           --        1,488         --
 Investments transferred from held to maturity to available for sale                            $4,872           --         --


See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 in thousands                                              Common   Additional   Accumulated    Unrealized Gain      Total
                                                           Stock      Paid-In      Deficit    (Loss) on Available
                                                                      Capital                 for Sale Securities
 Balance, January 1, 1993                                      $32      $18,374    $(13,411)                    --    $4,995
 Net loss for 1993                                              --           --      (1,392)                    --   (1,392)
 Issuance of common stock; 5,756,294 shares                     58        4,954           --                    --     5,012
 Paid-in capital - stock options                                --           34           --                    --        34

 Balance, December 31, 1993                                     90       23,362     (14,803)                    --     8,649
 Net income for 1994                                            --           --          219                    --       219
 Cumulative effect of initial adoption of SFAS No. 115          --           --           --                   256       256
 Issuance of common stock upon exercise of warrants              1           52           --                    --        53
 Paid-in capital - stock options                                --          138           --                    --       138
 Unrealized loss on securities available for sale               --           --           --                 (728)     (728)

 Balance, December 31, 1994                                     91       23,552     (14,584)                 (472)     8,587
 Net income for 1995                                            --           --        1,541                    --     1,541
 Issuance of Common stock upon exercise of warrants             18        1,879           --                    --     1,897
 Paid-in capital - stock options                                --          362           --                    --       362
 Unrealized loss on securities available for sale               --           --           --                   709       709

 Balance, December 31, 1995                                   $109      $25,793    $(13,043)                  $237   $13,096

MARKET FOR COMMON STOCK

Suburban Bancshares, Inc.'s common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotations ("NASDAQ") under the NASDAQ Symbol "SBNK". The following table sets forth the range of actual high and low bid prices for Suburban Bancshares, Inc.'s common stock reported by NASDAQ. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. No dividends were paid during such periods. The approximate number of Suburban Bancshares, Inc. shareholders of record as of March 1, 1996 was 1066.

COMMON STOCK -- SBNK


                       1995            1994

                  High     Low      High    Low
 1st quarter     1 1/2    1-3/16   1 3/4   1 3/8
 2nd quarter     1 3/4    1 1/4    1 3/4   1 3/8
 3rd quarter     2 1/8    1 5/8    1 1/2   1 1/8
 4th quarter       2      1 1/8    1 1/4     1


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland, provide a variety of banking services to businesses, professionals and individuals through five branches located in Prince George's and Montgomery Counties in Maryland. In addition to commercial and personal depository services, Suburban Bank of Maryland offers lending products such as commercial loans, commercial real estate loans, Small Business Administration loans, asset based lending and consumer loan products, including vehicle, home equity and personal loans.

NOTE A   ACCOUNTING POLICIES

The accounting and reporting policies of Suburban Bancshares, Inc. and its subsidiary ("the Company") are in conformity with generally accepted accounting principles and conform to general practices within the banking industry. Certain reclassifications have been made to conform the prior year's financial statements to the 1995 presentation. The following is a summary of the significant policies:

(1)      PRINCIPLES OF CONSOLIDATION

In 1995, the consolidated financial statements of Suburban Bancshares, Inc. include the accounts of Suburban Bancshares, Inc. and its wholly-owned banking subsidiary, Suburban Bank of Maryland ("Suburban Maryland" or "the Bank"). A former subsidiary, Suburban Bank of Virginia, N.A. ("Suburban Virginia") was merged into Suburban Maryland on August 18, 1995 in a pooling of interests transaction (see Note C). Financial statements for prior years include both subsidiaries, collectively referred to as the "Banks". All significant intercompany balances and transactions have been eliminated in consolidation. In the condensed financial statements of Suburban Bancshares, Inc. ("Parent") (see Note S), the investment in the subsidiary (ies) is stated as equity in the net assets of such subsidiary (ies).

(2)      BASIS OF PRESENTATION

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and revenues and expenses for the period. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the evaluation of real estate acquired in connection with foreclosures or in satisfaction of loans. Actual results could differ from those estimates.

(3)      CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its deposits with the Federal Reserve Bank. The balances of such reserves at December 31, 1995 and 1994 were $967,000 and $1,154,000, respectively. At December 31, 1995, Suburban Maryland had secured reverse repurchase lines of credit aggregating $6,000,000 for short-term financing, all of which was available at that date. None of these financing arrangements required compensating balances. For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and due from banks to be cash and cash equivalents.

(4)      INVESTMENT SECURITIES

In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). The Statement required the Company to classify its securities in one of three categories: trading, held to maturity or available for sale. The Company adopted the Statement on January 1, 1994. Management determines the appropriate classification of securities at the time of purchase. Held to maturity securities are those securities in which the Company has the ability and the intent to hold until maturity and are reported at cost, adjusted for amortization of premium and accretion of discounts using a method which approximates the interest method over the term of the securities. All other securities not included in trading or held to maturity are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of taxes, reported as a separate component of shareholders' equity. Securities available for sale will be used as part of the Company's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

Realized gains or losses on securities are recognized at the time of sale using the specific identification method and are classified as securities gains or losses in the accompanying Consolidated Statements of Operations.

(5)      LOANS HELD FOR SALE

The Company originates loans to customers under the Small Business Administration ("SBA") program that generally provides for SBA guarantees of 75% to 90% of each loan. The Company may sell the guaranteed portion of each loan to a third party and retain the unguaranteed portion in its own portfolio. Those loans to be sold are classified as loans held for sale and are carried at the lower of aggregate cost or market. A gain is recognized on the sale of these loans through collection of a premium over the adjusted carrying value, and through retention of an ongoing rate differential as a normal servicing fee between the rate paid by the borrower to the Company and the rate paid by the Company to the purchaser (excess servicing fee). The Company's investment in an SBA loan is based upon a relative fair market value allocation between the portion of the loan sold, the portion of the loan retained and any excess servicing retained. The gain on the sold portion of the loan is recognized, the carrying value of the retained portion of the loan is reduced, thereby increasing the future yield, and any excess servicing is recorded as an asset and subsequently amortized to servicing income. The Company utilizes a 1% normal servicing fee and has not recorded any excess servicing assets.

(6)      LOANS

Loans generally are stated at their outstanding, unpaid principal balances net of any deferred fees or costs, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance. Discounts and premiums are amortized to income using the interest method. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans.

Nonaccrual loans -- Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed and the recognition of deferred fees or costs is discontinued. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan losses -- The allowance for loan losses is increased through provisions for credit losses charged against income and reduced by reversals of previous years' provisions. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Beginning in 1995, the Company adopted Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"). Under the new standard, the 1995 allowance for loan losses related to loans that are identified for evaluation in accordance with SFAS No. 114 is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on loans that may be susceptible to significant change.

(7)      FORECLOSED REAL ESTATE

Foreclosed real estate is comprised of property acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure and loans classified as insubstance foreclosure. In accordance with SFAS No. 114, a loan is classified as insubstance foreclosure when the Company has taken possession of the collateral regardless of whether formal foreclosure proceedings take place.

Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to property improvements are capitalized to the extent that they are recoverable and costs relating to holding property are expensed when incurred. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

(8)      PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method and are included in noninterest expense in the accompanying Consolidated Statements of Operations. Premises and equipment are depreciated over the estimated useful lives of the assets (generally five to ten years), except for leasehold improvements which are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

(9)      INCOME TAXES

Under the asset and liability method of accounting for income taxes, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for future deductible temporary differences and tax loss carryforwards if their realization is "more than likely".

(10)     NET INCOME (LOSS) PER COMMON SHARE

Primary net income (loss) per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the year, including any dilutive average common stock equivalent shares. Fully diluted net income (loss) per common share is computed by dividing net income
(loss) by the weighted average number of common shares outstanding during the year including any dilutive average common stock equivalent shares and contingent shares outstanding.

(11)     FAIR VALUES OF FINANCIAL INSTRUMENTS

In 1995, the Company adopted the Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments ("SFAS No. 107"). The Statement was effective for companies with assets of at least $150 million for years ending after December 15, 1992; for those companies with less than $150 million, the Statement became effective in 1995. SFAS No. 107 requires disclosure of the fair value of on- and off-balance sheet financial instruments, including both financial assets and liabilities. The fair value disclosures presented in Note R represent estimates at a point in time and may not necessarily be relevant in predicting future earnings and cash flows.

NOTE B   RECAPITALIZATION

In 1993, a stock offering resulted in the sale of 5,756,294 shares totaling $5,613,237. Total transferable warrants to purchase an additional 2,014,705 shares at the offering price of $1.00 per share were issued along with the new shares.

The warrants were exercisable during two windows in 1994, when 53,090 shares were issued and two windows in 1995, when 1,896,759 shares were issued. Warrants exercised prior to the December 15, 1995 expiration date represent 97% of the total warrants issued.

NOTE C   SALE OF ASSETS AND MERGER OF SUBSIDIARIES

On May 12, 1995, the Company completed the disposition of most of the assets and all of the liabilities of its subsidiary, Suburban Virginia, to Tysons Financial Corporation and its subsidiary, Tysons National Bank ("Tysons"), in McLean, Virginia.

Assets transferred to Tysons included all cash and cash equivalents, investments, loans (excluding nonperforming and other loans totaling $3.1 million) and interest receivable associated with those loans, and fixed assets in one of Suburban Virginia's two branches. Liabilities assumed by Tysons included all deposit accounts, securities sold under agreements to repurchase and interest payable associated with those liabilities.

At closing, the Company paid Tysons $754,000 in cash, representing (1) the amount by which the liabilities transferred exceeded the assets transferred, less (2) the $1 million premium Tysons had agreed to pay the Company for the assets acquired.

On August 18, 1995, the remaining assets and liabilities of Suburban Virginia were merged into Suburban Maryland in a pooling of interests transaction. Assets of Suburban Virginia on that date were $2,823,000 and capital was $2,756,000.

NOTE D   INVESTMENTS

The following table shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1995:

                                                                      Gross Unrealized
                                                      Amortized       ----------------      Estimated Fair
                   in thousands                         Cost         Gains      Losses        Value
 U.S. Treasury notes                                     $9,495        $144        $(1)         $9,638
 Federal agencies                                         6,984          97         (2)          7,079
 Mortgage-backed obligations of Federal agencies            308           5         (2)            311
 Collateralized mortgage obligations                         43           1         ---             44
 Other                                                    1,000         ---         (5)            995
                                                          -----       -----         ---            ---

 Total                                                  $17,830        $247       $(10)        $18,067

In November 1995, the Financial Accounting Standards Board issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. The Report announced a one-time window of opportunity for the reassessment and reclassification of securities categorized as held to maturity. On December 31, 1995, the Company transferred all securities previously classified as held to maturity to the available for sale classification. The amortized cost of those securities transferred was $4,872,000 and the estimated fair value was $5,007,000 on that date, resulting in the addition of $135,000 to shareholders' equity.

The schedule below shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1994:

                                                                          Gross Unrealized
                                                          Amortized       ----------------       Estimated Fair
                  in thousands                               Cost        Gains         Losses         Value
 U.S. Treasury notes                                        $12,080        $---       $(253)         $11,827
 Federal agencies                                             5,913         ---        (134)           5,779
 Mortgage-backed obligations of Federal agencies                375           1         (10)             366
 Collateralized mortgage obligations                             52           1          ---              53
 Other                                                        1,304         ---         (77)           1,227
                                                              -----       -----         ----           -----
 Total                                                      $19,724        $  2       $(474)         $19,252

The amortized cost and estimated fair value of securities in the held to maturity classification at December 31, 1994 are shown in the schedule which follows:


                                                            Gross Unrealized
                                          Amortized         ----------------       Estimated Fair
            in thousands                     Cost         Gains        Losses          Value
 U.S. Treasury notes                         $2,878        $  ---       $(96)          $2,782
 Federal agencies                             1,943           ---        (71)           1,872
                                              -----           ---        ----           -----

 Total                                       $4,821        $  ---      $(167)          $4,654

The amortized cost and estimated fair value for securities available for sale at December 31, 1995, by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call premiums or prepayment penalties.


                in thousands                 Amortized Cost      Estimated Fair Value
 Due in one year or less                           $ 6,632                   $ 6,663
 Due after 1 year through 5 years                   10,847                    11,049
 Due after 5 years through 10 years                    ---                       ---
 Due after 10 years                                     43                        44
 Mortgage-backed securities                            308                       311
                                                 ---------                 ---------
 Total                                             $17,830                   $18,067

The amortized cost and estimated fair value of securities pledged as collateral to secure certain deposits and short-term borrowings were $1,442,000 and $1,493,000, respectively at December 31, 1995, as compared to $2,088,000 and $2,074,000, respectively, at December 31, 1994.

Proceeds from the sale of available for sale securities were $709,000, which included gross gains of $3,000 and gross losses of $2,600; in 1994, proceeds from sales were $5,922,000, which included gross gains of $120,000 and gross losses of $6,000. There were no sales of securities in 1993.

NOTE E   LOANS

Loans, net of amortized deferred fees, are summarized by type as follows:

              in thousands                         December 31,

                                                 1995           1994
 Commercial                                       $20,030     $17,246
 Real Estate                                       32,098      40,327
 Construction                                       4,461       1,353
 Individual                                         4,622       5,349
 Other                                              1,811         250
                                                 --------    --------

 Total loans                                       63,022      64,525
    Less: Allowance for loan losses               (1,467)     (2,750)
                                                  -------     -------

 Loans, net                                       $61,555     $61,775

NOTE F   IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company adopted the provisions of Statements of Financial Accounting Standards No. 114 and No. 118, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114 and No. 118") on January 1, 1995. SFAS No. 114 and No. 118 apply to loans for which it is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized on a cash basis. Restructured loans are loans on which the borrower has been granted a concession as to rate or term as a result of financial difficulty.

At December 31, 1995, the recorded investment in loans that are considered to be impaired under SFAS No. 114 was $1,592,000, for which the related allowance for loan losses is $313,000. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $2,561,000. For the year ended December 31, 1995, there was no interest income recognized on impaired loans during the time within that period that the loans were impaired.

At December 31, 1994, the Company had nonaccrual loans of $3,720,000 (all of which would be considered impaired under SFAS No. 114). The Company recorded $146,000 in interest income on these loans in 1994. Interest income in the amount of $428,000 would have been recorded during the period on these loans according to their original terms.

The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114 and which were performing according to the new terms was $1,173,000 at December 31, 1995 and $1,312,000 at December 31, 1994. Interest
income that would have been recognized on these loans if they were performing according to their original terms was $136,000 in 1995 and $131,000 in 1994; income recorded was $100,700 and $128,000 in 1995 and 1994, respectively. The Company has no obligation to make further extensions of credit under loans classified as troubled debt restructurings.

The provision for loan losses is determined by analyzing the status of individual loans, reviewing historical loss experience and reviewing the delinquency of principal and interest payments where pertinent. Management believes that uncollectible amounts have been charged off and that the allowance is adequate to cover losses inherent in the portfolio at December 31, 1995. Increases and decreases in the allowance include changes in the measurement of impaired loans.

Activity in the allowance for loan losses is summarized as follows:


                                                  Years ended December 31,
 in thousands
                                                 1995        1994       1993
 Balance at beginning of year                    $2,750     $2,486     $3,132
 Provision (recovery) for loan losses             (260)         39      1,133
 Loans charged off                              (1,340)      (412)    (2,090)
 Recoveries                                         317        637        311
                                               --------   --------   --------
 Balance at end of year                          $1,467     $2,750     $2,486

NOTE G   FORECLOSED REAL ESTATE

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs, based upon current market conditions and expected cash flows.

The following schedule presents a breakdown by type of property of foreclosed real estate:


                                                December 31,

 in thousands                             1995         1994        1993
 Commercial land                         $   546      $   671     $   993
 Residential land                            254        1,416       1,416
 Commercial property                         567        1,098       1,003
 1-4 family residential                      147          581       1,042
                                         -------      -------      ------
 Total                                     1,514        3,766       4,454

 Less: Allowance for losses                (362)        (748)       (847)
                                         -------      -------     -------
 Total estimated fair value               $1,152       $3,018      $3,607

Activity in the allowance for losses on foreclosed real estate is as follows:

 in thousands                                1995          1994         1993
 Beginning at beginning of year            $  748        $   847     $   896
 Provision for losses                         231            264          74
 Dispositions, net                           (597)           (41)       (123)
 Charge-offs, net of recoveries               (20)          (322)        ---
                                           -------        -------   ---------
 Balance at end of year                    $  362        $   748     $   847

NOTE H   PREMISES AND EQUIPMENT

Premises and equipment include the following:

                                                                            December 31,

 in thousands                                                     1995           1994         1993
 Land                                                             $   237       $   237      $   237
 Buildings and improvements                                           470           464          440
 Leasehold improvements                                               839         1,339        1,339
 Furniture and equipment                                              977         1,672        1,596
 Less: Accumulated depreciation and amortization                   (1,332)       (2,556)      (2,359)
                                                                   -------       -------      -------
 Total premises and equipment                                     $ 1,191       $ 1,156      $ 1,253

The Company occupies banking and office space in four locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from five to ten years and provide for one or more five-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $346,000, $413,000 and $577,000, in 1995, 1994 and 1993,
respectively. At December 31, 1995, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows (in thousands):


 Years ending December 31,

    1996                                $  300
    1997                                   304
    1998                                   304
    1999                                   304
    2000                                   304
    Thereafter                           1,975
                                         -----
 Total minimum lease payments           $3,491

NOTE I           DEPOSITS

Total deposits are summarized by type as follows:


                                                                  December 31,
 in thousands                                                  1995           1994
 Noninterest-bearing deposits                                $17,800         $24,360
 Interest-bearing:
    Interest checking deposits                                11,791          19,107
    Money market and savings deposits                         48,926          34,928
    Certificates of deposit of $100,000 or more                3,816           3,438
    Other time deposits                                       19,556          22,569
                                                              ------          ------
 Total interest-bearing deposits                              84,089          80,042
                                                              ------          ------
 Total deposits                                             $101,889        $104,402

NOTE J  SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under repurchase agreements, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury Notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. At December 31, 1994, both the carrying amount and fair value of the underlying securities was approximately $992,600; at December 31, 1995, there were no short-term borrowings. The following table presents certain information for short-term borrowings:

                                                                1995                   1994

                     in thousands                        Amount       Rate       Amount      Rate
 Securities sold under repurchase agreements:
    At year end                                               ---         ---      $  691     4.86%
    Average for the year                                   $  261       4.83%      $  605     3.45%
    Maximum month-end balance                              $1,321                  $1,221

NOTE K   OTHER EXPENSE

Other expense in the Consolidated Statements of Operations include the following:


                                                         Years ended December 31,
                    in thousands
                                                         1995      1994      1993
 Professional fees and services                        $   505    $   326    $  432
 Printing and office expenses                              197        208       190
 Franchise taxes, filing fees and assessments              161        275       327
 Outside data service fees                                 242        261       253
 Marketing and advertising                                  86        107       103
 Insurance                                                 124        163       216
 Loan and foreclosed real estate expenses                  532        719       550
 Bank operations                                           137        164       127
 Other                                                     273        141       133
                                                      --------   --------  --------

 Total other expenses                                   $2,257     $2,364    $2,331

NOTE L   INCOME TAXES

Federal and state income tax expense consists of the following:

                                                            Years ended December 31,
                in thousands
                                                      1995             1994             1993
 Current Federal income tax expense                      $   6         $   --           $   --
 Current state income tax expense                           --             --               --
 Deferred Federal income tax expense                        --             --               --
 Deferred state income tax expense                          --             --               --
                                                         -----         ------           ------
 Total income tax expense                                 $  6         $   --           $   --

The following chart is a summary of the tax effects of temporary differences that give rise to significant portions of deferred tax assets:

                                                                                Years ended December 31,
                                 in thousands
                                                                                    1995          1994
 Deferred tax assets:
    Allowance for loan losses                                                       $     66         $ 427
    Deferred loan fees and costs                                                          42            47
    Allowance for losses on foreclosed real estate                                       140           289
    Deferred rent                                                                          5            59
    Premises and equipment                                                                --           112
    Net operating loss carryforwards                                                   4,151         4,233
                                                                                       -----         -----

 Gross deferred tax assets                                                             4,404         5,167
    Less valuation allowance                                                         (4,360)       (5,167)
                                                                                     -------       -------
 Total deferred tax assets                                                                44
 Deferred tax liabilities:
    Premises and equipment                                                              (44)           ---
                                                                                    --------       -------
 Net deferred tax assets                                                            $    ---       $   ---

A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate follows:


                                                                              Years ended December 31,
                                                                           1995         1994         1993
 Statutory Federal income tax rate                                            34.0%        34.0%        34.0%
 Benefit not recorded due to net operating loss carryforward position        (33.6)       (34.0)       (34.0)
 Effective tax rates                                                            .4%         ---          ---

At December 31, 1995, the Company had approximately $10.7 million of net operating loss carryforwards for Federal income tax purposes available to offset future taxable income, expiring at various dates from 2003 through 2008. The net operating loss available for any one year may be limited if the Company is subject to the Alternative Minimum Tax.

NOTE M   INCOME (LOSS) PER COMMON SHARE

The weighted average number of shares outstanding used in the determination of primary and fully diluted income (loss) per share are shown in the following table:

                                  1995          1994          1993
 Primary                       10,153,202     9,538,535     4,749,751

 Fully diluted                 10,201,620     9,584,840     4,749,751

The warrants outstanding were considered common stock equivalents for the purpose of computing net income (loss) per share and were included in the computation for both primary and fully diluted earnings per share only when they had a dilutive effect. The management stock options outstanding (Note O) were included in the calculation of fully diluted earnings per share when they were dilutive. Common stock equivalents were included in the weighted shares outstanding in 1995 and 1994.

NOTE N   RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company and its subsidiary(ies), including their immediate families and companies in which they have significant ownership, were loan customers during 1995 and 1994. Such loans were made in the ordinary course of business and on substantially the same credit terms, including interest rates, maturities and collateralization, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 1995, all of the loans were current and performing according to agreement.

Total loans outstanding for each year indicated and activity in those loans are shown below:

                                                       Years ended December 31,
                     in thousands
                                                            1995            1994
 Outstanding at beginning of year                             $    846         $1,343
 New loans and principal advances                                  980            398
 Repayments                                                     (1,024)          (590)
 Resignations                                                      (23)          (305)
                                                            ----------        -------
 Outstanding at end of year                                   $    779         $  846

An individual who was a director of the Company's subsidiary during 1995 is a general partner in a partnership which leases a branch facility to Suburban Maryland. The initial five year lease term expired June 30, 1992, and was renewed under the first of three five-year renewal options at a minimum annual rate of approximately $75,600. A director of the Company and its subsidiary is the Chairman of the Board of a company that provided services associated with the management and disposition of certain properties obtained through foreclosure. Fees and commissions for these services were approximately $84,000 in 1995 and $12,000 in 1994. Management believes that the services provided and the terms of the foregoing lease are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

NOTE O   EMPLOYEE BENEFIT PLANS

The Company has adopted an Incentive Stock Option Plan for certain officers and key employees and has reserved 404,235 shares of common stock for options to be granted under the plan. The purchase price of the shares covered by an option must be equal to the fair market value on the grant date. The plan authorizes both qualified and non-qualified options; the characteristics are the same except that qualified options will have a term of no more than ten years while non-qualified options will have a term of eleven years. No options were granted under this plan in 1995, 1994 or 1993.

In 1993, upon the successful completion of the stock offering, 350,000 Management Stock Options were granted to the Chairman of the Board, the Vice Chairman and a major stockholder under the terms of the Plan of Reorganization and Recapitalization. These options are exercisable at a purchase price of $.10 per share and have a term of five years, expiring in March of 1998. Deferred compensation expense has been recognized and the offset, recorded to paid-in capital-stock options.

The Company has a 401(k) plan covering all full-time employees who have reached the age of 21 and have completed at least one year of service as defined by the plan. The Company made contributions to the plan of approximately $41,000, $32,000 and $28,000 in 1995, 1994 and 1993, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

Changes in options outstanding under the Incentive Stock Option Plan and the Management Stock Option Plan are as follows:

                                       Years ended December 31,

                              1995                                        1994            1993

                    Number of    Price         Number of        Price          Number of   Price
   in thousands     Shares       Range         Shares           Range          Shares      Range
 Beginning of year     430,000     $0.10-5.63          430,000    $0.10-5.63      195,560  $4.00-7.13
  Granted                  ---            ---              ---           ---      350,000   0.10-0.10
  Exercised                ---            ---              ---           ---          ---         ---
 Expired/canceled          ---            ---              ---           ---      115,560   4.00-7.13
 End of year           430,000     $0.10-5.63          430,000    $0.10-5.63      430,000  $0.10-5.63
-------------------------------------------------------------------------------------------------------

Options exercisable at December 31, 1995 were 430,000; at December 31, 1994 and 1993, 80,000 options were exercisable.

NOTE P   REGULATORY MATTERS

Under the guidelines of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a financial institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of 5% or greater and is not subject to any written agreement, order or directive issued by a regulatory agency.

The Bank's capital ratios at December 31, 1995 and 1994 are shown below. The 1994 capital ratios have been restated to reflect the merger of Suburban Maryland and Suburban Virginia.


                                              1995       1994
 Tier I/Leverage Ratio                          8.72%      6.18%
 Tier I/Risk-Weighted Assets                   13.07%      9.35%
 Total Capital/Risk-Weighted Assets            14.33%     10.63%

NOTE Q   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company incurs certain commitments and contingent liabilities, that are not reflected in the accompanying Consolidated Financial Statements. These off-balance sheet items include various commitments to extend credit and standby letters of credit. No material losses are expected to result from these transactions. At December 31, 1995 and 1994, commitments under standby letters of credit totaled approximately $630,000 and $869,000, respectively. Unfunded loan commitments totaled approximately $8,203,000 and $8,656,000 at December 31, 1995 and 1994, respectively.

The Company's subsidiary is, at times, and in the ordinary course of banking business, subject to legal actions. Management is of the opinion that losses, if any, resulting from current legal actions will not have a material adverse effect on the financial condition of the Company.

Because most of the Company's business activity is with customers located in the Washington, D.C. metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region. In addition, the majority of the total foreclosed real estate is located in the same market or its surrounding areas; accordingly, the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in market conditions in the Washington metropolitan area. The loan portfolio is diversified with no single industry or customer comprising more than 7.7% of the total portfolio. The largest concentration of borrowers within general types of industries, as classified by Standard Industrial Codes ("SIC"), is in the Finance/Insurance/Real Estate group, which is 22.8% of the total portfolio.

The Company sells excess funds overnight (Federal funds sold) to correspondent banks. At December 31, 1995, a total of $16.5 million was invested with three banks, the largest exposure being $6.0 million. All of these correspondent banks are considered well capitalized under the guidelines of FDICIA, and, therefore, little, if any, credit risk is present.

NOTE R   FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS No. 107"), requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value for its financial instruments as defined by SFAS No. 107.

CASH AND DUE FROM BANKS:  The carrying amount approximates fair value.

INTEREST BEARING DEPOSITS WITH BANKS AND FEDERAL FUNDS SOLD: The carrying amount approximates fair value.

INVESTMENT SECURITIES AVAILABLE FOR SALE: Fair values are based on published market prices or dealer quotes.

LOANS: For loans with short-term or variable characteristics, such as home equity or personal lines of credit and variable-rate commercial and real estate loans, the carrying value approximates fair value. This amount excludes any value related to account relationships. The fair value of other types of loans is estimated by discounting the future cash flows using the comparable risk-free rate, adjusted for credit risk and operating expenses.

INTEREST RECEIVABLE AND INTEREST PAYABLE: The carrying amount approximates fair value.

NONINTEREST-BEARING DEPOSITS: The fair value of these instruments, by the SFAS No. 107 definition, is the amount payable at the reporting date.

INTEREST-BEARING DEPOSITS: The fair value of demand deposits, savings accounts and money market deposits with no defined maturity, by SFAS No. 107 definition, is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

At December 31, 1995, the Company had outstanding letters of credit and commitments to extend credit of $630,000 and $8,203,000, respectively. The fair value of these off-balance-sheet financial instruments, based on fees that would be charged to enter similar arrangements, is immaterial.

The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No. 107 are as follows:

                                                            1995

                                                   Carrying       Fair
 in thousands                                       Amount        Value
 Assets:
    Cash and due from banks                          $  9,931     $  9,931
    Interest-bearing deposits with banks                2,220        2,220
    Federal funds sold                                 16,490       16,490
    Investment securities available for sale           18,067       18,067
    Net loans (including loans held for sale)          64,847       66,388
    Interest receivable                                   607          607

 Liabilities:
    Noninterest-bearing deposits                       17,800       17,800
    Interest-bearing deposits                          84,089       85,065
    Interest payable                                       70           70

NOTE S   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

In 1995 and 1994, all costs of operating the Bank were allocated directly to the Bank. Condensed financial statements of Suburban Bancshares, Inc. only (the "Parent") follows:

CONDENSED BALANCE SHEETS
Parent Company


                                                                        December 31,
 in thousands                                                        1995           1994
 ASSETS
    Cash                                                              $     48      $     36
    Interest bearing deposits with banks                                 2,220           245
    Investment securities available for sale                             1,578         2,019
    Investment in subsidiaries                                           8,994         6,620
    Other assets                                                            17            23
                                                                      --------      --------
W Total Assets                                                        $ 12,857      $  8,943

 LIABILITIES AND SHAREHOLDERS' EQUITY
    Liabilities                                                       $      5      $      7
    Shareholders' equity:
       Common stock                                                        109            91
       Paid-in capital -- stock options                                    534           172
       Additional paid-in capital                                       25,259        23,380
       Accumulated deficit                                             (13,043)      (14,584)
       Net unrealized loss on securities available for sale                 (7)         (123)
                                                                      --------      --------
    Total shareholders' equity                                          12,852        8,936
                                                                      --------      --------
 Total Liabilities and Shareholders' Equity                           $ 12,857      $ 8,943

CONDENSED STATEMENTS OF OPERATIONS
Parent Company

                                                                                December 31,

 in thousands                                                               1995         1994       1993
 Interest on deposits                                                    $     18    $     13   $     16
 Interest on investments                                                       95         106          5
 Other income                                                                   6           2        ---
                                                                          --------    --------   --------
 Total income                                                                 119         121         21

 Total expense                                                                552         208        117

 Loss before income taxes and equity in undistributed
    income (loss) of subsidiaries                                            (433)        (87)       (96)
 Income tax expense                                                           ---         ---        ---
                                                                          -------      ------    -------
 Loss before equity in undistributed income (loss) of subsidiaries           (433)        (87)       (96)
 Equity in undistributed income (loss) of subsidiaries                      1,974         306     (1,296)
                                                                          -------      ------    -------
 Income (loss)                                                           $  1,541    $    219   $ (1,392)

CONDENSED STATEMENTS OF CASH FLOWS
Parent Company


                                                                                             December 31,

 in thousands                                                                        1995       1994         1993
 Cash flows from operating activities:
    Net income (loss)                                                                $ 1,541     $   219     $(1,392)
    Adjustments to reconcile net income to net cash used by operating activities:
          Equity in (income) loss of subsidiaries                                     (1,974)       (306)      1,296
          Stock option compensation expense                                              362         138          34
          Accretion on securities                                                         (4)        (10)        ---
          Decrease (increase) in other assets                                              6         (12)         (6)
          Decrease in other liabilities                                                   (2)        (43)        (83)
                                                                                    --------     -------    --------
 Net cash used by operating activities                                                   (71)        (14)       (151)

 Net cash used by investing activities                                                (1,814)        (83)     (4,794)

 Net cash provided by financing activities                                             1,897          53       5,012

 Net increase (decrease) in cash and cash equivalents                                     12         (44)         67
 Cash and cash equivalents at beginning of year                                           36          80          13

 Cash and cash equivalents at end of year                                            $    48     $    36     $    80

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Shareholders
Suburban Bancshares, Inc.

We have audited the accompanying consolidated balance sheets of Suburban Bancshares, Inc. and subsidiaries (Suburban Bancshares, Inc.) as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibilitity of the Company's management. Our responsibilitity is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Suburban Bancshares, Inc. for the year ended December 31, 1993 were audited by other auditors whose report dated February 11, 1994, expressed an unqualified opinion on those consolidated statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material missstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1995 and 1994 consolidated financial statements referred to above present fairly, in all matieral respects, the consolidated financial position of Suburban Bancshares, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in confirmity with generally accepted accounting principles.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for investment securities in 1994.
             /s/
Stegman & Company

Towson, Maryland
January 16, 1996

------------------------------------------------------------------------------


BOARD OF DIRECTORS
Suburban Bancshares, Inc. (1)
Suburban Bank of Maryland (2)

GLEN H. BALLOWE (1,2)
President, Ballowe Corporation
(property management)
SAMUEL Y. BOTTS (2)
Partner, Jessamy, Fort & Botts
(law firm)
ELIZABETH J. BUCK (1,2)
President, Buck Distributing Co., Inc.
(beverage distribution)
ALBERT G. DECESARIS (2)
Vice President, Vendemia & DeCesaris Builders, Inc.
ROBERT G. DEPEW (2)
President, Robert G. Depew & Associates, Inc.
(real estate leasing and management)

BARBARA M. DINENNA (1,2)
Chairman, DiNenna & Associates, C.P.A.
FRANK K. HALLEY, JR. (2)
President, Carrollton Realty, Inc.
(real estate sales and management)
MARLIN K. HUSTED (1,2)
VICE CHAIRMAN (1)
WILLIAM R. JOHNSON (2)
PRESIDENT
WINFIELD M. KELLY, JR. (1,2)
CHAIRMAN
President & CEO, Dimensions Health Corporation
(health care management)
RAYMOND G. LAPLACA (1,2)
VICE CHAIRMAN (2)
Partner, Reichelt, Nussbaum, LaPlaca and Miller
(law firm)
ROBERT L. LONG (2)
Chairman, Long Fence Company
(commercial and residential fencing)
FRANK LUCENTE, JR. (2)
President, Lucente Enterprises
(real estate development)
KENNETH H. MICHAEL (1,2)
Chairman, The Michael Companies, Inc.
(real estate sales and management)
ATA O. MOSHYEDI, M.D. (2)
Physician, Gastroenterology
VINCENT D. PALUMBO, D.D.S. (1,2)
President, V.D. Palumbo, P.A.
(oral and maxillofacial surgery)
LEO VONDAS (2)
General Partner, Park Road Associates
(real estate development)

OFFICERS

Suburban Bancshares, Inc.

WINFIELD M. KELLY, JR.
Chairman and Chief Executive Officer
MARLIN K. HUSTED
Vice Chairman
WILLIAM R. JOHNSON
President and Chief Operating Officer
SIBYL S. MALATRAS
Senior Vice President and Treasurer
SUSAN J. HANSEN
Corporate Secretary

Suburban Bank of Maryland

WINFIELD M. KELLY, JR.
Chairman
RAYMOND G. LAPLACA
Vice Chairman
WILLIAM R. JOHNSON
President and Chief Executive Officer
JOSEPH E. BURNETT
Senior Vice President and Chief Lending Officer
CESAR O. CABREJAS
Senior Vice President and Branch Administrator
HAROLD J. KOCH
Senior Vice President
SIBYL S. MALATRAS
Senior Vice President and Treasurer
STEVEN M. BRUNN
Vice President
CHARLES E. CARNS
Vice President and Controller
GEOFFREY J. GROSVENOR
Vice President
JOSEPH A. RUTH
Vice President
PATRICK J. VAN DER HAM
Vice President
JEFFREY S. WAGNER
Vice President
N. LEE WALTZ, JR.
Vice President

SPECIAL THANKS

Thank you to our customers and friends who consented to being featured in our photographs:

Patricia Hopkins, Hopkins Associates
Larry Coleman and Staff, Chesapeake Bagel Bakery
The Interact Club, Eleanor Roosevelt High School
Kathy McPartland, Teacher/Advisor
Cheryl Hamilton, Club Advisor, Greenbelt Rotary
Al Way, Jubilee USA Training & Development

BRANCH LOCATIONS AND GENERAL INFORMATION

Suburban Bank of Maryland

Capitol Heights  8703 Central Avenue
                 Capitol Heights, MD 20743-3689
                 (301) 350-8100

Clinton          7600 Old Branch Avenue
                 Clinton, MD 20735-1603
                 (301) 868-1215

Greenbelt        7505 Greenway Center Drive
                 P. O. Box 298
                 Greenbelt, MD 20768-0298
                 (301) 220-0733

Oxon Hill        6196 Oxon Hill Road
                 Oxon Hill, MD 20745-3130
                 (301) 567-2650

Rockville        30 West Gude Drive
                 Rockville, MD 20850-1170
                 (301) 309-1771

General Information

Corporate Office
7505 Greenway Center Drive
P. O. Box 298
Greenbelt, MD 20768-0298
(301) 474-6694
(301) 474-9103 fax

Corporate Publications
Suburban Bancshares, Inc.'s Form 10-K and quarterly reports are available upon request at no charge by writing or calling the Corporate Office.

Registrar
American Stock Transfer and Trust Company
40 Wall Street, 46th Floor
New York, New York  10005