Form 10-K, Exhibit 13
period 1996-12-31
SUBURBAN BANCSHARES INC
filed 1997-03-25
CIK 768177

                                   EXHIBIT 13

                           Suburban Bancshares, Inc.





                               Annual Report 1996

                                 Suburban Bank





                                        Leading the way

                                                 in

                                                 business

                                          banking ...

This page of the 1996 Annual Report to Shareholders contains six pictures connected by a curving line, reflecting services offered by the Company. The captions and a description of each picture follows:

(1)    "Local Branches":  Pictured is the exterior of our Rockville branch

(2) "Officers Calling at Your Business": The picture shows a calling officer's business card.

(3) "TeleBank Services": A telephone receiver is pictured which represents our telephone banking system for customers to access account information and transfer funds between accounts.

(4) "Check Imaging": The picture shows a notebook that is provided to customers for convenient storage of their monthly statements which include images of their checks.

(5) "PC Banking": The picture shows a laptop computer that can be used by businesses to access account information and perform certain transactions via modem

(6)    "Employee Services":  The ATM at our Bethesda location is pictured.

"Suburban Bank is purposefully moving into new markets with the best in technology and solid personal service."

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
SUMMARY FINANCIAL INFORMATION

 in thousands, except per share data        1996          1995        1994       1993         1992
 Results of Operations
 ---------------------
   Interest income                           $9,176       $8,358      $7,156     $6,575       $8,096
   Interest expense                           3,362        3,119       2,377      2,385        3,649
   Net interest income                        5,814        5,239       4,779      4,190        4,447
   Provision (recovery) for loan losses        (227)        (260)         39      1,133        1,867
   Noninterest income                           517        1,599         787      1,313        1,890
   Noninterest expense                        5,614        5,551       5,308      5,762        7,334
   Income tax (benefit) expense              (4,058)           6          --         --           --
   Net income (loss)                          5,002        1,541         219     (1,392)      (2,864)

 Per Share Data
 --------------
   Net income (loss):
      Primary                                 $0.44        $0.15       $0.02     $(0.29)     $(0.88)
      Fully diluted                            0.44         0.15        0.02      (0.29)      (0.88)
   Book value per share                        1.63         1.20        0.95       0.96        1.54

 Financial Condition (December 31)
 ---------------------------------
   Total assets                            $126,085     $115,431    $114,229    $101,922    $109,414
   Net loans                                 71,940       61,555      61,775      54,662      65,502
   Total deposits                           107,573      101,889     104,402      92,021     101,848
   Total equity                              17,831       13,096       8,587       8,649       4,995

 Ratios
 ------
   Return on average assets                   4.42%        1.49%       0.21%     (1.40)%     (2.48)%
   Return on average equity                   36.35        15.29        2.51     (23.63)     (39.44)
   Net yield on earning assets                 5.57         5.50        5.05        4.74        4.32
   Average equity to average assets           12.15         9.75        8.31        5.92        6.28
   Average loans to average deposits          74.75        69.87       63.74       68.03       73.45

 Average Balances
 ----------------
   Assets                                  $113,272     $103,377    $105,137     $99,611    $115,564
   Loans                                     74,014       64,616      60,577      62,244      77,330
   Earning assets                           104,356       95,228      94,664      88,426     102,890
   Deposits                                  99,017       92,483      95,035      91,491     105,280
   Equity                                    13,760       10,080       8,734       5,892       7,262

Portions of this Annual Report contain forward-looking statements, including statements of goals, intentions, and expectations, regarding or based upon general economic conditions, interest rates, developments in national and local markets, and other matters, and which, by their nature, are subject to significant uncertainties. Because of these uncertainties and the assumptions on which statements in this report are based, the actual future results may differ materially from those indicated in this report.

Dear Shareholders, Customers, and Employees:

Suburban Bancshares, Inc., and its subsidiary, Suburban Bank of Maryland, have a mission of enhancing shareholder value through consistent earnings, quality loan and investment portfolios, and our leadership position in the small- to middle-market business communities. We believe we have substantially achieved this mission in 1996.

Consistent Earnings

         The Company reported record 1996 earnings, after non-recurring items, of $5,002,000 or $.44 per share. This is a 225% increase from 1995's $1,541,000 or $.15 per share. Book value at December 31, 1996 was $1.63, a 36% increase from $1.20 reported at year-end 1995.

         More importantly, the Company's "core earnings" trends are positive. Management calculates "core earnings" by eliminating non-recurring income and expense. Core earnings were $1,496,000 or $0.12 per share in 1996, a 47% increase from $1,016,000 or $0.10 per share in 1995.
         In 1996, the Company's earnings were positively impacted by the recognition of deferred income tax benefits as required by Statement of Financial Accounting Standards No. 109, described in detail later in this report. In 1995, non-recurring items included the sale of the Virginia subsidiary bank.

Quality Loan and Investment Portfolios

         At December 31, 1996, nonperforming assets were $983,000 or .77% of total assets; at December 31, 1995, the Company had nonperforming assets of $2,744,000 or 2.38% of total assets.

Leadership to the Small- to Middle-Market Business Communities

         We believe our leadership in the small- to middle-market business communities is enhanced by our delivery systems and products. The theme of this 1996 annual report is accessible account officers (our principal delivery system) and quality products using current technology.

         In addition to our commercial account officers, we meet the banking needs of businesses and their employees through our branch network. Each branch has an experienced manager, as well as an excellent customer service team and a supporting loan officer. In 1996 we expanded our branch network by opening in Bethesda, Maryland.

         We are pleased with the expanded technology we are able to offer our customers. In addition to introducing Suburban OnLine (PC banking) and TeleBank (telephone banking and transactions), we doubled our ATM network. We also offer state of the art check imaging. In 1997, we are pleased to announce Suburban's Escrow Manager, a product which provides a convenient accounting and banking package for those customers that manage escrowed, trust or other segregated funds.

Once more, a special thanks to William R. Johnson for his many years of fine stewardship as President of Suburban Bancshares, Inc. and Suburban Bank. Bill's leadership was well respected in the banking community. The Company welcomes Stephen A. Horvath as our new president. Steve's focus will be on continued growth, as we believe we will best enhance shareholder value by striving to be a $250 million institution.

Thank you for your ongoing support of Suburban Bancshares.

         /s/                                                         /s/
Winfield M. Kelly, Jr.                                        Stephen A. Horvath
Chairman of the Board and                                          President and
Chief Executive Officer                                  Chief Operating Officer

The following text is superimposed on a picture of the lobby of our Bethesda branch. The picture shows customers as well as branch employees.



With the successes of 1996 under our belts, We set our goal for 1997 and beyond ...


Identifying and reaching our
target markets throughout
Prince George's and Montgomery Counties
with Accessible Officers and Key Products, expanding and building on our
Leadership role in

Business Banking



                                                              Suburban Bank
                                                                  Logo

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                            Years ended December 31,

 in thousands                                                               1996                 1995
 ASSETS

  Cash and due from banks                                                  $  7,848            $  9,931
  Interest-bearing deposits with banks                                           --               2,220
  Federal funds sold                                                         12,215              16,490
  Investment securities available for sale                                   21,290              18,067
  Loans held for sale                                                         5,933               3,292
  Loans                                                                      73,448              63,022
    Less: Allowance for loan losses                                          (1,508)             (1,467)
  Loans, net                                                                 71,940              61,555
  Premises and equipment, net                                                 1,314               1,191
  Foreclosed real estate, net                                                   212               1,152
  Accrued interest receivable                                                   771                 607
  Deferred income taxes                                                       4,058                  --
  Other assets                                                                  504                 926

 TOTAL ASSETS                                                              $126,085            $115,431

 LIABILITIES AND SHAREHOLDERS' EQUITY

   Deposits:
     Noninterest-bearing deposits                                          $ 21,145            $ 17,800
     Interest-bearing deposits                                               86,428              84,089
         Total deposits                                                     107,573             101,889
  Accrued expenses and other liabilities                                        681                 446
         Total liabilities                                                  108,254             102,335

 Commitments and contingent liabilities                                          --                  --
 Shareholders' equity
   Preferred stock, $.01 par value, 1,000,000 shares
 authorized; no shares issued or outstanding                                     --                  --
   Common stock, $.01 par value, 20,000,000 shares
 authorized; shares issued and outstanding:
 10,951,218 at December 31, 1996 and December 31, 1995                          109                 109
   Paid-in capital -- stock options                                             534                 534
   Additional paid-in capital                                                25,259              25,259
   Accumulated deficit                                                       (8,041)            (13,043)
   Net unrealized (loss) gain on securities available for sale                  (30)                237

       Total shareholders' equity                                            17,831              13,096

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                $126,085            $115,431


See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            Years ended December 31,

 in thousands, except per share data                                       1996       1995       1994
 INTEREST INCOME
 Interest and fees on loans                                                 $7,409     $6,525     $5,511
 Taxable interest on securities                                              1,080      1,229      1,043
 Interest on Federal funds sold                                                629        589        590
 Interest on deposits with banks                                                58         15         12
     Total interest income                                                   9,176      8,358      7,156

 INTEREST EXPENSE
 Interest on deposits                                                        3,362      3,106      2,356
 Interest on short-term borrowings                                              --         13         21
     Total interest expense                                                  3,362      3,119      2,377

 NET INTEREST INCOME                                                         5,814      5,239      4,779
 Provision (recovery) for loan losses                                         (227)      (260)        39
 Net interest income after provision for loan losses                         6,041      5,499      4,740

 NONINTEREST INCOME
 Service charges on deposit accounts                                           394        440        487
 Gains on sale of securities                                                    --         --        114
 Gain on sale of assets and transfer of liabilities                             --      1,000         --
 Other income                                                                  123        159        186
     Total noninterest income                                                  517      1,599        787

 NONINTEREST EXPENSE
 Salaries and employee benefits                                              2,743      2,735      2,371
 Occupancy expense                                                             518        549        669
 Furniture and equipment expense                                               153        133        187
 Loss (gain) on sale of loans and foreclosed assets                            611        (85)      (195)
 Other expense                                                               1,589      2,219      2,276
     Total noninterest expense                                               5,614      5,551      5,308

 Income before income taxes                                                    944      1,547        219
     Income tax (benefit) expense                                           (4,058)         6         --

 NET INCOME                                                                 $5,002     $1,541       $219

 Income per common share
     Primary                                                                 $0.44      $0.15      $0.02
     Fully diluted                                                            0.44       0.15       0.02

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         Years ended December 31,

 in thousands                                                                            1996         1995         1994
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                            $5,002        $1,541        $ 219
  Adjustments to reconcile net income to net cash (used) provided by operating activities:
     Depreciation                                                                          129           139          226
     (Recovery) provision for loan losses                                                 (227)         (260)          39
     Provision for foreclosed real estate losses                                            --           231          264
     Stock option compensation expense                                                      --           362          138
     Originations of loans held for sale                                                (2,641)       (2,214)      (4,938)
     Proceeds from loan sales                                                              382            --        4,722
     Loss (gain) on sale of loans                                                          434            --         (340)
     Net realized gain on available for sale securities                                     --            --         (114)
     Net accretion on securities                                                           (55)         (100)        (105)
     Increase (decrease) in deferred loan fees                                              24           (25)         132
     Decrease (increase) in accrued income and other assets                                259          (448)         135
     Increase (decrease) in accrued expenses and other liabilities                         235           (78)        (191)
     Increase in deferred income taxes                                                  (4,058)           --           --
     Income tax refunds received                                                            --           185          141
     Loss (gain) on sale of foreclosed real estate                                         177           (85)          13
     Gain on sale of assets and transfer of liabilities                                     --        (1,000)          --
     Loss on write-off of fixed assets                                                      --           104           --

 Net cash (used) provided by operating activities                                         (339)       (1,648)         341

 CASH FLOWS FROM INVESTING ACTIVITIES:
     Net decrease (increase) in deposits with other banks                                2,220        (1,975)         353
     Decrease (increase) in Federal funds sold                                           4,275        (5,220)       6,250
     Purchases of available for sale securities                                        (11,819)       (7,076)     (21,483)
     Proceeds from sale of available for sale securities                                    --           709        5,922
     Proceeds from maturities of available for sale securities                           8,235        11,450        8,500
     Proceeds from payments of principal on securities                                     150            75          620
     Purchases of held to maturity securities                                               --           --        (4,821)
     Net increase in loans                                                             (11,014)      (11,493)      (9,047)
     Net purchases of premises and equipment                                              (252)         (322)        (129)
     Proceeds from sale of foreclosed real estate                                          777         1,720          587
     Cash transferred on sale of assets and transfer of liabilities                         --        (1,346)          --
     Consideration paid on sale of assets and transfer of liabilities                       --          (754)          --

 Net cash used in investing activities                                                  (7,428)      (14,232)     (13,248)

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in total deposits                                                      5,684        16,486       12,381
     Net increase in securities sold under agreements to repurchase                         --           423          179
     Net proceeds from sale or issuance of common stock                                     --         1,897           53

     Net cash provided by financing activities                                           5,684        18,806       12,613

 Net (decrease) increase in cash and due from banks                                     (2,083)        2,926         (294)
 Cash and due from banks at beginning of period                                          9,931         7,005        7,299

 Cash and due from banks at end of period                                               $7,848        $9,931       $7,005
 Interest paid                                                                          $3,378        $3,090       $2,370
 Income taxes paid                                                                          --             6           --
 Loans transferred to foreclosed real estate                                                15            --          274
 Loans transferred to loans held for sale                                                   --            --        1,488
 Investments transferred from held to maturity to available for sale                        --         4,872           --

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 in thousands                                          Common   Additional   Accumulated    Unrealized Gain     Total
                                                        Stock    Paid-In      Deficit     (Loss) on Available
                                                                 Capital                  for Sale Securities
 Balance, January 1, 1994                                  $ 90    $23,362      $(14,803)             $   --   $ 8,649
 Net income for 1994                                         --         --           219                  --       219
 Cumulative effect of initial adoption of SFAS No. 115       --         --            --                 256       256
 Issuance of common stock upon exercise of warrants           1         52            --                  --        53
 Paid-in capital - stock options                             --        138            --                  --       138
 Unrealized loss on securities available for sale            --         --            --                (728)     (728)

 Balance, January 1, 1995                                    91     23,552       (14,584)               (472)    8,587
 Net income for 1995                                         --         --         1,541                  --     1,541
 Issuance of common stock upon exercise of warrants          18      1,879            --                  --     1,897
 Paid-in capital - stock options                             --        362            --                  --       362
 Unrealized gain on securities available for sale            --         --            --                 709       709

 Balance, January 1, 1996                                   109     25,793       (13,043)                237    13,096
 Net income for 1996                                         --         --         5,002                  --     5,002
 Unrealized loss on securities available for sale            --         --            --                (267)     (267)

 Balance, December 31, 1996                                $109    $25,793       $(8,041)             $  (30)  $17,831

See accompanying notes to consolidated financial statements.




Management's Discussion and Analysis
of Financial Condition and Results of Operations
Suburban Bancshares, Inc. and Subsidiary

This commentary provides an overview of the financial condition and significant changes in the results of the operations of Suburban Bancshares, Inc. and its subsidiary ("Bancshares" or "the Company") for the years 1994 through 1996. Throughout this review the subsidiary of Suburban Bancshares, Inc., Suburban Bank of Maryland, is referred to as "Suburban Maryland" or "the Bank". This discussion should assist readers in their analysis of the accompanying consolidated financial statements.

ORGANIZATIONAL BACKGROUND

Suburban Bancshares, Inc. is a bank holding company formed under the general corporation laws of the State of Delaware in 1985 and is headquartered in Greenbelt, Maryland. The Company formed and acquired a national banking association located in McLean, Virginia (Bank 2000, N.A.), in October 1985, and formed and acquired a national banking association located in Reston, Virginia (BankStar, N.A.), in February 1988. These banks merged and began operating as Suburban Bank of Virginia, N.A. ("Suburban Virginia") in March 1991. In April 1990, Bancshares acquired Suburban Maryland (formerly Jefferson Bank and Trust Company), a four branch state-chartered bank located in Prince George's County, Maryland.

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

On May 12, 1995, the Company completed the disposition of most of the assets and all of the deposit liabilities of Suburban Virginia to Tysons Financial Corporation and its subsidiary, Tysons National Bank in McLean, Virginia. On August 18, 1995, the remaining assets and liabilities of Suburban Virginia were merged into Suburban Maryland in a transaction accounted for as a pooling of interests.

In October 1996, William R. Johnson, President and Chief Operating Officer of the Company and President and Chief Executive Officer and Director of the Bank, announced that he would step down from those positions at the beginning of 1997, after which he would serve as an advisor to the Chairman and the Board of Directors. On January 2, 1997, Stephen A. Horvath was named President and Chief Operating Officer of Suburban Bancshares, Inc. and President and Chief Executive Officer of Suburban Bank of Maryland. Mr. Horvath will also serve as a Director on Boards of Directors of the Company and the Bank.

RESULTS OF OPERATIONS

Overview

Suburban Bancshares, Inc. reported record earnings for 1996, after nonrecurring items, of $5,002,000, a 225% increase from $1,541,000 in 1995. Net income per share increased to $0.44 in 1996 from $0.15 in the prior year. Return on average assets reached 4.42% and return on average equity was 36.35% in 1996, both ratios representing record highs for the Company.

The earnings were positively impacted by the accounting requirements of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This standard requires the recognition of income tax benefits of loss carryforwards and temporary differences when it is "more likely than not" that they will be realized from the Company's future earnings capacity. These tax benefits totaled $4,058,000 in 1996, and were recorded as a credit to income taxes.

Other key factors affecting the Company's earnings included a steadily improving net interest income, the result of strong loan demand and continued improvement in asset quality, which permitted a reversal of previous years' provisions for loan losses to reduce an excess in the allowance for loan losses. Offsetting these positive impacts were nonrecurring expenses and losses related to the disposition of nonperforming assets and to other one-time items.

The reduction in nonperforming assets in 1996 was significant. On December 31, 1996, nonperforming assets were $983,000, or 0.78% of total assets, a 64% decrease from $2,744,000 or 2.38% of assets at the end of 1995.

Assets at the end of 1996 were $126.1 million, rising 9.2% from $115.4 million at the end of 1995. Total loans continued to climb, reaching $79.4 million at December 31, 1996, a 19.7% increase from 1995's $66.3 million, and deposits rose to $107.6 million at the end of 1996, a 5.6% increase from $101.9 million in 1995.

This growth, improved asset quality, and expense control have contributed to a strong improvement in core profitability for the second year. Core profitability is defined here as earnings from continuing operations, excluding non-recurring income and expenses. In 1995, core earnings were $1,016,000, after excluding the income and expense associated with the disposition of Suburban Virginia's assets and liabilities, the recognition of compensation expense for the management stock options, the reversal of the provision for loan losses, and acquisition-related expenses. In 1996, core earnings increased 47.3% to $1,496,000 after the elimination of the tax benefit, the losses and expenses of the disposition of nonperforming assets, the reversal of the provision for loan losses, and reorganizational expenses. Each of these items is explained in the appropriate sections of this discussion. The adjusted return on average assets was 1.32% in 1996 and 0.98% in 1995.

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

Net interest income rose $575,000, or 11.0%, in 1996 to $5,814,000 from $5,239,000 in 1995 primarily due to an increase in loans as a percentage of earning assets. In 1995, net interest income rose 9.6%, or $460,000, due to higher average interest rates for both loans and deposits and an increase in loan volume.

 The net interest margin represents the Company's net yield on its earning assets and is calculated as net interest income divided by average earning assets. In 1996, the net interest margin rose to 5.57%, a 7 basis point increase from 5.50% for the prior year, even though interest rates remained stable for both earning assets and interest-bearing funds. The basis for the increase was the significant growth in the loan portfolio, since loans tend to provide a higher return than other earning assets and a greater use of noninterest-bearing funds. In 1995, the net interest margin improved 45 basis points from 5.05%, as the increase in earning asset yields out-paced rising funding costs.

Changes in the volume of earning assets and interest-bearing funds impact both interest income and interest expense. Average assets grew $9.9 million in 1996, $9.1 million of which was in earning assets. As a percentage of average assets, earning assets remained stable at 92.1% in both 1996 and 1995 while interest-bearing liabilities declined somewhat from 71.7% in 1995 to 70.3% in 1996. Average earning assets reached $104.4 million, an increase of 9.6% from $95.2 million in 1995, and interest-bearing liabilities climbed from $74.1 million in 1995 to $79.7 million in 1996, a $5.6 million, or 7.5% increase. Because only $5.6 million of the $9.1 million growth in earning assets in 1996 was funded by interest-bearing sources, interest income increased more than interest expense.

In 1995, average earning assets grew only 0.6%; however, as a percentage of average assets, earning assets rose from 90.0% to 92.1%, due to both declining levels of nonperforming assets and loan growth. While average earning assets were growing, average interest-bearing liabilities declined, which helped to mitigate the negative impact on the margin of rising deposit costs.

Changes in the mix of earning assets have played a prominent role in producing a rising trend in net interest income in both 1996 and 1995. Loan growth over the last two years has provided a significant change in the ratio of loans to average earning assets, which has climbed from 64.0% in 1994 to 67.9% in 1995 and to 70.9% in 1996. This steady rise in those earning assets that provide the highest return has impacted the net interest margin positively, while interest-bearing funds have increased at a slower pace over the last two years.

Shifts in the interest rate environment also impact the margin. In 1996, interest rates fluctuated throughout the year but within a fairly narrow range. Average loan yields fell slightly from 10.10% in 1995 to 10.01% in 1996, the result of a lower average national prime rate, which affects pricing for most loans. As loan rates slipped 9 basis points, investment yields fell 17 basis points, but the increase in income due to the rise in loan volume more than offset the decline in investment income. The result was a stable yield on earning assets of 8.79% in 1996, 8.78% in 1995. Rates paid on deposits and other borrowings remained stable also, rising only 3 basis points, from 3.36% in 1995 to 3.39% in 1996, the increase occurring as maturing time deposits renewed at higher rates.

In 1995, market rates peaked in June after increasing throughout 1994 and early 1995 and began a slow, but steady decline in the last half of the year.
Earning asset yields rose 122 basis points, with loan yields rising 100 basis points and investment yields climbing 116 basis points over 1994 levels. As the yields on these earning assets increased, the cost of funds was also under pressure, though not to the same extent. The average cost of total funding sources moved up 87 basis points during 1995.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (in thousands)

 Years ended December 31,                    1996                         1995                         1994

 Assets                         Average    Interest  Average  Average   Interest  Average   Average   Interest  Average
                                Balance              Yield    Balance             Yield     Balance             Yield
                                                     or Rate                      or Rate                       or Rate
 Interest-earning assets:
  Loans                           $74,014    $7,409    10.01%   $64,616    $6,525   10.10%   $60,577     $5,511    9.10%
  Investment securities            17,325     1,080     6.23%    20,235     1,229    6.07%    19,155      1,043    5.45%
  Fed funds sold & other
  deposits                         13,017       687     5.28%    10,377       604    5.82%    14,932        602    4.03%

 Total interest-earning assets    104,356     9,176     8.79%    95,228     8,358    8.78%    94,664      7,156    7.56%

 Noninterest-earning assets:
   Cash and due from banks          7,073                         6,322                        6,716
   Bank property and equipment      1,213                         1,045                        1,220
   Other assets                     2,155                         3,124                        5,102
   Less: Allowance for loan
  losses                           (1,525)                       (2,342)                      (2,565)
 Total noninterest-earning
 assets                             8,916                         8,149                       10,473

 TOTAL ASSETS                    $113,272                      $103,377                     $105,137

 Liabilities and shareholders'
 equity

  Interest-bearing
   liabilities:
  Checking, money market &
    savings                       $56,186    $2,030     3.61%   $50,455    $1,816    3.60%   $50,687     $1,300    2.56%
  Time deposits
  Other borrowings                 23,499     1,332     5.67%    23,416     1,290    5.51%    23,713      1,056    4.45%
                                       --        --        --       261        13    4.83%       605         21    3.45%

 Total interest-bearing            79,685     3,362     4.22%    74,132     3,119    4.21%    75,005      2,377    3.17%
 liabilities

 Noninterest-bearing
   liabilities:
  Noninterest-bearing deposits     19,332                        18,612                       20,635

 Total funding sources             99,017     3,362     3.39%    92,744     3,119    3.36%    95,640      2,377    2.49%

 Other liabilities                    495                           553                          763

 TOTAL LIABILITIES                 99,512                        93,297                       96,403

 Shareholders' equity              13,760                        10,080                        8,734

 TOTAL LIABILITIES AND
 SHAREHOLDERS' EQUITY            $113,272                      $103,377                     $105,137

 Net interest income                         $5,814                        $5,239                        $4,779

 Net interest spread                                    5.40%                        5.42%                         5.07%

 Net interest margin                                    5.57%                        5.50%                         5.05%

Provision for Loan Losses

The provision or reversal for loan losses is the effect of maintaining an allowance, or reserve, for anticipated future losses on loans. The allowance for loan losses reflects management's judgment as to the level considered appropriate to absorb such losses based upon a review of many factors, including historical loss experience, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), economic conditions and trends, loan portfolio volume mix, loan performance trends, the value and adequacy of collateral, and the Company's internal credit review process. Based on this ongoing evaluation, management determines the provision or reversal necessary to maintain an appropriate allowance.

In 1996, the Company recognized a reverse provision of $227,000 to reduce an excess in the allowance for loan losses created by recoveries on loans previously charged off and the disposition of nonperforming loans totaling $816,000. In 1995, the Company also recognized a reverse provision of $260,000, the excess allowance created by the disposition of Suburban Virginia loans and a sharp drop in nonperforming loans. These reversals increased income and decreased the allowance available to absorb future losses.

The provision for loan losses in 1994 was $39,000. Recoveries on loans previously charged-off increased significantly in 1994, as loan quality improved and charge-offs declined.

Noninterest Income

Noninterest income was $517,000 in 1996, $1,082,000 less than the $1,599,000 recorded in 1995. In 1995, the Company recognized a $1 million premium on the sale of assets and transfer of liabilities of Suburban Virginia and a $19,000 payment of interest on a refund of taxes from prior years. The change in noninterest income from continuing operations was, therefore, a decrease of $63,000, or 10.9% from $580,000 in 1995 to $517,000 in 1996, primarily the result of declining service charges on deposit accounts.

In 1995, noninterest income from continuing operations declined $207,000 or 26.3% from $787,000 in 1994, the change attributable to a gain of $114,000 on sales of securities in 1994 which did not recur in 1995 and to lower service charges.

Noninterest Expenses

Noninterest expenses rose only $63,000, or 1.1% in 1996 to $5,614,000 from $5,551,000 in 1995. While most expenses declined in 1996 and in 1995, several nonrecurring events in both periods precipitated the recognition of additional expenses. In 1996, the Company disposed of nonperforming assets and recognized a loss on the transactions totaling $611,000, and expenses associated with a corporate reorganization were $151,000. In 1995, the divestiture and subsequent closing of Suburban Virginia, a charge to compensation expense as the management stock options became exercisable, and merger and acquisition costs resulted in additional expenditures of $735,000 for nonrecurring events. Also in 1995, the Company recognized a total gain on sales of foreclosed properties of $85,000. Noninterest expenses from continuing operations were $4,852,000 in 1996, a slight decline of $49,000 or 1.0% from $4,901,000 in
1995. Increases in the cost of data services, marketing and equipment costs, as we added our sixth branch to the network and added services such as TeleBank, OnLine computer banking and imaged statements, were more than offset by declining costs associated with maintaining properties obtained through foreclosure, a reduction in the premium banks pay for FDIC insurance, and overall expense control.

The Bank opened a new full-service banking office in Clinton, Maryland in December 1995 and another full-service office in Bethesda, Maryland in November 1996. The increased operating expenses of these new offices will not be immediately offset by income until the offices become stabilized, which usually occurs after approximately three to four years.

In 1995, expenses of continuing operations dropped $407,000, or 7.7% from $5,308,000 in 1994. Decreases in most expense categories are attributable to the closing of the two Virginia offices, lower costs for maintaining and collecting on nonperforming assets, and reduced FDIC premiums.

Please reference Note K to the Consolidated Financial Statement for a breakdown of Other Expenses.

Deferred Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires the recognition of income tax benefits of loss carryforwards and temporary differences when it is "more likely than not" that they will be realized from the Company's future earnings capacity. At December 31, 1996, the Company recognized net deferred tax assets of $4,058,000 including approximately $3,930,000 relating to tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization of these benefits depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax. For 1997, and subsequent years, the Company expects to record income tax expense at the statutory rates which will impact earnings.

ASSET QUALITY

In 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114"), as amended by SFAS No. 118. SFAS No. 114 and No. 118 apply to loans for which is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized on a cash basis. Restructured loans are loans on which the borrower has been granted a concession as to rate or term as a result of financial difficulty. Nonaccrual loans are those loans on which the accrual of interest is discontinued when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due, unless the obligation is both well secured and in the process of collection. Loans may be placed on nonaccrual status when past due less than 90 days if collection becomes uncertain based upon an evaluation of the fair value of the collateral and the financial strength of the borrower. When a loan is placed on nonaccrual status, interest income in the current period is reduced by the amount of any accrued and uncollected interest. Subsequent payments of interest are applied as a reduction of principal when concern exists as to the ultimate collection of principal; otherwise such payments are recognized as interest income. Loans are removed from nonaccrual status when they have demonstrated a period of performance and when concern no longer exists as to the collectibility of principal or interest.

The recorded investment in loans that were considered impaired under SFAS No. 114 was $771,000 and $1,592,000 at December 31, 1996 and 1995, respectively.
This decrease of $821,000, or 51.6%, is attributable to the disposition of nonperforming loans and aggressive loan collection efforts.

The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114 and which were performing according to the new terms was $1,088,000 at December 31, 1996 and $1,173,000 at the end of 1995. This
$85,000, or 7.2%, decrease was the result of normal principal payments and loan payoffs.

Real estate acquired through foreclosure or deed in lieu of foreclosure is carried at fair value less estimated selling costs, based upon current market conditions and expected cash flows. Foreclosed real estate declined $940,000, or 81.6% to $212,000 at December 31, 1996 from $1,152,000 at December 31, 1995.
This substantial decline was the result of sales of six properties, on which net losses of $177,000 were realized.

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

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. Under SFAS No. 114, the allowance for loan losses related to loans that are identified as impaired is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

At December 31, 1996, the allowance for loan losses was $1,508,000, an increase of $41,000 or 2.8% from $1,467,000 at the end of 1995. The disposition of impaired loans reduced the required reserve significantly, allowing the Company to recognize a reverse provision of $227,000 while maintaining sufficient reserve to cover the loan growth in 1996.

The activity in the allowance for loan losses is shown in the following schedule:

                                                                   Years ended December 31,

 in thousands                                            1996                 1995                1994
 Balance at beginning of year                            $1,467              $2,750                $2,486
 Provision (recovery) for loan losses                      (227)               (260)                   39
 Loans charged off                                         (444)             (1,340)                 (412)
 Recoveries                                                 712                 317                   637
                                                         -------             -------               -------
 Balance at end of year                                  $1,508              $1,467                $2,750


The allowance for loan losses declined to $1,467,000 at the end of 1995 from $2,750,000 at December 31, 1994, a decrease of $1,283,000, or 46.7%. As asset quality improved and Suburban Virginia loans were sold, the required reserve was reduced and the Company recognized a reverse provision of $260,000 in 1995.

LIQUIDITY MANAGEMENT

Liquidity is the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Asset liquidity is provided primarily by maturing loans and investments and by cash received from operations. Other sources of asset liquidity include readily marketable assets that can serve as collateral for borrowings, and sales of loans, available for sale securities, and foreclosed real estate. On the liability side of the balance sheet, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed.

In 1995, the Company's liquidity position increased as the mix of earning assets shifted to a higher concentration of marketable loans held for sale and overnight investments while loans and other investments declined slightly. In 1996, this trend changed somewhat, reducing liquid assets as loans increased significantly while overnight investments fell. The deferred tax asset recognized at the end of 1996 represented 3.2% of assets in the non-liquid category. Liquid assets, defined as cash, available for sale securities and other short-term investments, and loans held for sale, were $47,286,000, or 37.5% of total assets at year-end 1996.At the end of 1995, liquid assets totaled $50,000,000, or 43.3% of assets.

The Company's liquidity position is enhanced by a relatively stable deposit base. These core deposits are composed of noninterest checking accounts, interest checking and money market accounts, and savings accounts and individual retirement accounts. At December 31, 1996, this core deposit base was $90.3 million, or 84.0% of total funding sources; in 1995, core deposits were 81.7% of total funds, or $83.2 million.

Other sources of liquidity and cash flow in 1996 were from the sales of loans and foreclosed real estate generating proceeds of $382,000 and $777,000, respectively. In 1995, sales of available for sale securities produced proceeds of $709,000, sales of foreclosed properties generated cash inflow of $1,720,000, and the exercise of the remaining warrants outstanding provided $1,897,000 in additional capital.

As a supplementary source of short-term liquidity, the Bank maintains $16 million of reverse repurchase lines of credit with correspondent banks. These correspondents meet regulatory capital requirements for well capitalized financial institutions, thereby minimizing the risk that might be associated with this level of interbank exposure. The Bank has not needed to utilize these backup lines as internally generated liquidity has provided ample resources.

INTEREST RATE RISK MANAGEMENT

Like most financial institutions, the Bank's profitability is dependent to a large extent upon its net interest income, the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Interest rate risk arises from fluctuations in the general level of interest rates. The Bank's Asset Liability Management Committee manages its interest rate risk by establishing and monitoring an appropriate balance between the maturity and repricing characteristics of assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.

The table below represents the earlier of the maturity or repricing dates for various interest-earning assets and interest-bearing liabilities at December 31, 1996.

                                              Interest Rate Sensitivity Analysis

                                               3 months            Over 3            Over 6            Over 1          Total
                                               or less           months to 6        months to           year
 in thousands                                                      months            1 year
 Interest-earning assets:
    Federal funds sold                        $ 12,215            $    --           $    --            $    --        $ 12,215
    Investments                                  1,411              2,008             2,006             15,865          21,290
    Loans (1)                                   48,063              6,375             7,475             16,828          78,741
       Total interest-earning assets            61,689              8,383             9,481             32,693         112,246

 Interest-bearing liabilities:
    Interest checking deposits                $  8,944            $    --           $    --            $    --        $  8,944
    Money market & savings deposits             55,419                 --                --                 --          55,419
    Time deposits                                8,195              4,218             4,263              5,389          22,065
       Total interest-bearing liabilities       72,558              4,218             4,263              5,389          86,428

 CUMULATIVE GAP                               $(10,869)           $(6,704)          $(1,486)           $25,818        $ 25,818
 CUMULATIVE GAP TO TOTAL ASSETS                  -8.62%             -5.32%            -1.18%            20.48%          20.48%

(1) Includes loans held for sale of $5,933 and excludes nonaccrual loans of $771.

The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Bank has assumed that its savings, interest checking and money market accounts reprice daily. At December 31, 1996, the Bank's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Bank, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Bank, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was negative 1.18%. This negative gap position means that the Bank had $1,486,000 more liabilities than assets repricing within one year. This generally indicates that in a period of rising interest rates, the Bank's net interest income may be adversely affected. Conversely, in a declining interest rate environment, the Bank's net interest income may improve.

CAPITAL RESOURCES AND ADEQUACY

Shareholders' equity increased $4,735,000, or 36.2%, in 1996 to $17,831,000 at the end of the year from $13,096,000 at December 31, 1995. Earnings of $5,002,000, offset by a decrease in the market value of the Company's available for sale securities of $267,000, were the components of this rise in equity.

In 1995, shareholders' equity grew $4,509,000 or 52.5% from $8,587,000 at December 31, 1994. Earnings of $1,541,000, coupled with additional capital generated from the exercise of 1,897,000 warrants at $1.00 each, were the primary contributors to this increase. Other sources of shareholder equity in 1995 were the paid-in capital from the management stock options of $362,000 and an increase in the market value of the Company's available for sale securities of $709,000.

A combination of a leverage capital ratio and risk-based capital ratios is used to categorize banks as well capitalized, adequately capitalized, or under capitalized financial institutions under the guidelines established by the Federal Deposit Insurance Corporation Improvement Act of 1991. A financial institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of 5% or greater, and it is not subject to a written agreement, order, or directive. At December 31, 1996 and 1995, Suburban Maryland was considered to be a well capitalized financial institution.

One measure of capital adequacy is the risk-based capital ratio or the ratio of total capital to risk-adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2). The Bank's Tier 1 capital consists of common equity, excluding unrealized gains or losses on available for sale securities and a disallowed portion of the deferred tax asset, and Tier 2, of a qualifying portion of the allowance for loan losses. Assets, both on- and off-balance-sheet items, are weighted according to the underlying risk associated with the item and are assigned a risk weighting ranging from 0 to 100%. Banks are expected to meet a minimum ratio of total qualifying capital to risk-weighted assets of 8%, with at least half of that percentage (4%) in the form of core capital. This minimum capital requirement applies to the Bank and will apply to the Company at such time as its total assets reach $150 million. At December 31, 1996, Suburban Maryland reported at Tier 1 risk-based capital ratio of 14.10% and a ratio of 15.36% based on total capital. Both ratios were well above the general regulatory minimums of 4% and 8%, respectively.

Another capital adequacy measure is the leverage capital ratio, which is calculated by dividing average total assets for the most recent quarter into core (Tier 1) capital. The regulatory minimum for this ratio is 3%, with most banks required to maintain a ratio of a least 4% to 5%, depending upon risk profiles and other factors. At December 31, 1996, the leverage capital ratio for Suburban Maryland was 9.47%.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland, provide a variety of banking services to businesses, professionals and individuals through six branches located in Prince George's and Montgomery Counties in Maryland. In addition to commercial and personal depository services, Suburban Bank of Maryland offers lending products such as commercial loans, commercial real estate loans, Small Business Administration loans, asset based lending, government contract loans and consumer loan products, including vehicle, home equity and personal loans.

NOTE A   ACCOUNTING POLICIES

The accounting and reporting policies of Suburban Bancshares, Inc. and its subsidiary ("the Company") are in conformity with generally accepted accounting principles and conform to general practices within the banking industry. Certain reclassifications have been made to conform the prior year's financial statements to the 1996 presentation. The following is a summary of the significant policies:

(1)      PRINCIPLES OF CONSOLIDATION

In 1996, the consolidated financial statements of Suburban Bancshares, Inc. include the accounts of Suburban Bancshares, Inc. and its wholly-owned banking subsidiary, Suburban Bank of Maryland ("Suburban Maryland" or "the Bank"). A former subsidiary, Suburban Bank of Virginia, N.A. ("Suburban Virginia") was merged into Suburban Maryland on August 18, 1995 in a pooling of interests transaction (see Note C). Financial statements for prior years include both subsidiaries, collectively referred to as the "Banks". All significant intercompany balances and transactions have been eliminated in consolidation. In the condensed financial statements of Suburban Bancshares, Inc. ("Parent") (Note S), the investment in the subsidiary is stated as equity in the net assets of such subsidiary.

(2)      BASIS OF PRESENTATION

The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and of revenues and expenses for the period. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the evaluation of real estate acquired in connection with foreclosures or in satisfaction of loans. Actual results could differ from those estimates.

(3)      CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its deposits with the Federal Reserve Bank. The balances of such reserves at December 31, 1996 and 1995 were $1,030,000 and $967,000, respectively. At December 31, 1996, Suburban Maryland had secured reverse repurchase lines of credit aggregating $16,000,000 for short-term financing, all of which was available at that date. None of these financing arrangements required compensating balances. For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and due from banks to be cash and cash equivalents.

(4)      INVESTMENT SECURITIES

The Company classifies its securities in one of three categories: trading, held to maturity or available for sale. Management determines the appropriate classification of securities at the time of purchase. Held to maturity securities are those securities in which the Company has the ability and the intent to hold until maturity and are reported at cost, adjusted for amortization of premium and accretion of discounts using a method which approximates the interest method over the term of the securities. All other securities not included in trading or held to maturity are classified as available for sale and are reported at fair value, with unrealized gains and losses, net of taxes, reported as a separate component of shareholders' equity. Securities available for sale will be used as part of the Company's interest rate risk management strategy and may be sold in response to changes in interest rates, changes in prepayment risk and other factors.

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

Nonaccrual loans -- Generally, a loan is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income is reversed and the recognition of deferred fees or costs is discontinued. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Impaired Loans -- In 1995, the Company adopted Statements of Financial Accounting Standards No. 114 and No. 118, Accounting by Creditors for Impairment of a Loan ("SFAS No. 114 and No. 118"). Loans are considered impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become 90 days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (90 days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

Allowance for Loan Losses -- The allowance for loan losses is increased through provisions for credit losses charged against income and reduced by reversals of previous years' provisions. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Under SFAS No. 114 and No. 118, the allowance for loan losses related to loans that are identified for evaluation in accordance with these statements is based on discounted cash flows using the loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. Prior to 1995, the allowance for loan losses related to these loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans.

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

(8)      LONG-LIVED ASSETS

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

Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the assets. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was adopted on January 1, 1996. Implementation of this standard did not have a significant impact on the Company's financial condition or results of operations.

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

(10)     NET INCOME PER COMMON SHARE

Primary net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year, including any dilutive average common stock equivalent shares. Fully diluted net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year including any dilutive average common stock equivalent shares and contingent shares outstanding.

(11)     FAIR VALUES OF FINANCIAL INSTRUMENTS

In 1995, the Company adopted the Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments ("SFAS No. 107"). The Statement was effective for companies with assets of at least

$150 million for years ending after December 15, 1992; for those companies with less than $150 million, the Statement became effective in 1995. SFAS No. 107 requires disclosure of the fair value of on- and off-balance-sheet financial instruments, including both financial assets and liabilities. The fair value disclosures presented in Note R represent estimates at a point in time and may not necessarily be relevant in predicting future earnings and cash flows.

(12)     STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), establishes a fair value based method of accounting for employee stock options and expands disclosure requirements, including a description of the plan. SFAS No. 123 permits a company to continue to measure compensation cost for its stock option plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees. The Company adopted SFAS No. 123 on January 1, 1996 as presented in Note O.

(13)     FINANCIAL ASSETS AND LIABILITIES

Effective January 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this pronouncement did not have a material impact on the Company's financial position.

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

NOTE C   SALE OF ASSETS AND MERGER OF SUBSIDIARIES

On May 12, 1995, the Company completed the disposition of most of the assets and all of the liabilities of its subsidiary, Suburban Virginia, to Tysons Financial Corporation and its subsidiary, Tysons National Bank ("Tysons") in McLean, Virginia.

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

NOTE D   INVESTMENTS

The following table shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1996:

                                                               Gross
                                                             Unrealized           Estimated
                                           Amortized         ----------             Fair
            in thousands                     Cost          Gains     Losses        Value
 U.S. Treasury notes                        $ 7,345         $  40      $  (6)       $ 7,379
 Federal agencies                            12,986            31        (96)        12,921
 Mortgage-backed obligations of
 Federal agencies                               167            --         (1)           166
 Collateralized mortgage obligations             33             1          --            34
 Other                                          788             6         (4)           790
                                            -------         -----         ---           ---

 Total                                      $21,319         $  78      $(107)       $21,290

The schedule below shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1995:


                                                               Gross
                                                             Unrealized            Estimated
                                            Amortized        ----------               Fair
            in thousands                      Cost       Gains        Losses         Value
 U.S. Treasury notes                        $ 9,495          $144       $ (1)        $ 9,638
 Federal agencies                             6,984            97         (2)          7,079
 Mortgage-backed obligations of
 Federal agencies                               308             5         (2)            311
 Collateralized mortgage obligations             43             1         --              44
 Other                                        1,000            --         (5)            995
                                            -------          ----       -----        -------

Total                                       $17,830          $247       $(10)        $18,067

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

The amortized cost and estimated fair value for securities available for sale at December 31, 1996, by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call premiums or prepayment penalties.


                in thousands                    Amortized Cost       Estimated Fair Value
 Due in one year or less                                $ 5,271                   $ 5,292
 Due after 1 year through 5 years                        14,848                    14,811
 Due after 5 years through 10 years                       1,000                       987
 Due after 10 years                                          33                        34
 Mortgage-backed securities                                 167                       166
                                                        -------                   -------
 Total                                                  $21,319                   $21,290

The amortized cost and estimated fair value of securities pledged as collateral to secure certain deposits and short-term borrowings were $1,465,000 and $1,483,000, respectively at December 31, 1996, as compared to $1,442,000 and $1,493,000, respectively, at December 31, 1995.

There were no sales of securities in 1996. Proceeds from the sale of available for sale securities in 1995 were $709,000, which included gross gains of $3,000 and gross losses of $2,600; in 1994, proceeds from sales were $5,922,000, which included gross gains of $120,000 and gross losses of $6,000.

NOTE E   LOANS

Loans, net of amortized deferred fees, are summarized by type as follows:

              in thousands                             December 31,

                                                  1996              1995
 Commercial                                       $21,941           $20,030
 Real Estate                                       35,157            32,098
 Construction                                       9,944             4,461
 Individual                                         5,046             4,622
 Other                                              1,360             1,811
                                                  -------           -------

 Total loans                                       73,448            63,022
    Less: Allowance for loan losses                (1,508)           (1,467)
                                                  -------           -------

 Loans, net                                       $71,940           $61,555

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

Information with respect to impaired loans at December 31 is as follows:

 in thousands                                                                1996     1995
                                                                             ----     ----
 Impaired loans with a valuation allowance                                     771    1,592
 Impaired loans without a valuation allowance                                   --       --
     Total impaired loans                                                      771    1,592
                                                                               ---    -----
 Allowance for credit losses related to impaired loans                          78      313
 Allowance for credit losses related to other than impaired loans            1,430    1,154
                                                                             -----    -----
     Total allowance for credit losses                                       1,508    1,467

 Average impaired loans for the year                                         1,752    2,561

 Interest income on impaired loans recognized on the cash basis                 --       --


The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114 and which were performing according to the new terms was $1,088,000 at December 31, 1996 and $1,173,000 at December 31, 1995.

Interest income that would have been recognized on these loans if they were performing according to their original terms was $119,000 in 1996 and $136,000 in 1995; income recorded was $136,000 and $100,700 in 1996 and 1995, respectively. The Company has no obligation to make further extensions of credit under loans classified as troubled debt restructurings.

The provision for loan losses is determined by analyzing the status of individual loans, reviewing historical loss experience and reviewing the delinquency of principal and interest payments where pertinent. Management believes that uncollectible amounts have been charged off and that the allowance is adequate to cover losses inherent in the portfolio at December 31, 1996. Increases and decreases in the allowance include changes in the measurement of impaired loans.

Activity in the allowance for loan losses is summarized as follows:

                                                  Years ended December 31,
 in thousands
                                                 1996         1995       1994
 Balance at beginning of year                    $1,467      $2,750     $2,486
 Provision (recovery) for loan losses              (227)       (260)        39
 Loans charged off                                 (444)     (1,340)      (412)
 Recoveries                                         712         317        637
                                                 ------      ------     ------
 Balance at end of year                          $1,508      $1,467     $2,750

 NOTE G  FORECLOSED REAL ESTATE

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs, based upon current market conditions and expected cash flows.

The following schedule presents a breakdown by type of property of foreclosed real estate:


                                              December 31,

 in thousands                           1996      1995       1994
 Commercial land                        $ --     $  546      $  671
 Residential land                         --        254       1,416
 Commercial property                     265        567       1,098
 1-4 family residential                   --        147         581
                                        ----     ------      ------
 Total                                   265      1,514       3,766

 Less: Allowance for losses              (53)      (362)       (748)
                                        ----     ------      ------
 Total estimated fair value             $212     $1,152      $3,018

Activity in the allowance for losses on foreclosed real estate is as follows:

 in thousands                             1996       1995       1994
 Balance at beginning of year             $362       $748       $847
 Provision for losses                       --        231        264
 Dispositions, net                        (309)      (597)       (41)
 Charge-offs, net of recoveries             --        (20)      (322)
                                          ----       ----       ----
 Balance at end of year                   $ 53       $362       $748

NOTE H   PREMISES AND EQUIPMENT

Premises and equipment include the following:

                                                                      December 31,

 in thousands                                                  1996       1995         1994
 Land                                                          $  310     $   237     $   237
 Buildings and improvements                                       551         470         464
 Leasehold improvements                                           689         839       1,339
 Furniture and equipment                                        1,051         977       1,672
 Less: Accumulated depreciation and amortization               (1,287)     (1,332)     (2,556)
                                                               ------     -------     -------
 Total premises and equipment                                  $1,314     $ 1,191     $ 1,156

The Company occupies banking and office space in five locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from five to ten years and provide for one or more five-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $329,000, $346,000 and $413,000 in 1996, 1995 and 1994,
respectively. At December 31, 1996, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows (in thousands):


 Years ending December 31,
    1997                                 $ 434
    1998                                   443
    1999                                   452
    2000                                   462
    2001                                   472
    Thereafter                           2,801
                                         -----

 Total minimum lease payments           $5,064

NOTE I       DEPOSITS

Total deposits are summarized by type as follows:


                                                             December 31,
 in thousands                                            1996         1995
 Noninterest-bearing deposits                            $21,145       $17,800
 Interest-bearing:
    Interest checking deposits                             8,944        11,791
    Money market and savings deposits                     55,419        48,926
    Certificates of deposit of $100,000 or more            2,624         3,816
    Other time deposits                                   19,441        19,556
                                                          ------        ------
 Total interest-bearing deposits                          86,428        84,089
                                                          ------        ------
 Total deposits                                         $107,573      $101,889

NOTE J   SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under repurchase agreements, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. At December 31, 1996 and 1995, there were no short-term borrowings. The following table presents certain information for short-term borrowings:

                                                                  1996                   1995

                     in thousands                          Amount       Rate      Amount       Rate
 Securities sold under repurchase agreements:
    At year end                                                --          --          --         --
    Average for the year                                       --          --      $  261      4.83%
    Maximum month-end balance                                  --                  $1,321

NOTE K   OTHER EXPENSE

Other expense in the Consolidated Statements of Operations include the following:



                                                            Years ended December 31,
                    in thousands
                                                          1996       1995        1994
 Professional fees and services                          $  309     $  505      $  326
 Printing and office expenses                               202        197         208
 Franchise taxes, filing fees and assessments                23        161         275
 Outside data service fees                                  321        242         261
 Marketing and advertising                                  147         86         107
 Insurance                                                   87        124         163
 Loan and foreclosed real estate expenses                   206        494         631
 Bank operations                                            163        137         164
 Other                                                      131        273         141
                                                         ------     ------      ------

 Total other expenses                                    $1,589     $2,219      $2,276

NOTE L   INCOME TAXES

Federal and state income tax (benefit) expense consists of the following:

                                               Years ended December 31,
                in thousands
                                                 1996       1995     1994
 Current Federal income tax expense             $     --     $  6    $  --
 Current state income tax (benefit)                   --       --       --
 Deferred Federal income tax (benefit)           (3,322)       --       --
 Deferred state income tax (benefit)               (736)       --       --
                                                --------     ----    -----
 Total income tax (benefit) expense             $(4,058)     $  6    $  --

The following chart is a summary of the tax effects of temporary differences that give rise to significant portions of deferred tax assets:

                                                                              Years ended December 31,
                              in thousands
                                                                             1996      1995       1994
 Deferred tax assets:
    Allowance for loan losses                                                $   --   $    66    $   427
    Deferred loan fees and costs                                                 51        42         47
    Allowance for losses on foreclosed real estate                               21       140        289
    Deferred rent                                                                 9         5         59
    Deferred compensation                                                        72        --         --
    Deferred gain on sale of loans                                               28        --         --
    Premises and equipment                                                       --        --        112
    Loan interest                                                                 8        --         --
    Net operating loss carryforwards                                          3,930     4,151      4,233
                                                                             ------   -------    -------

 Gross deferred tax assets                                                    4,119     4,404      5,167
    Less valuation allowance                                                     --   (4,360)    (5,167)
                                                                             ------   -------    -------
 Total deferred tax assets                                                    4,119        44         --
 Deferred tax liabilities:
    Allowance for loan losses                                                  (22)        --         --
    Premises and equipment                                                     (39)      (44)         --
                                                                             ------   -------    -------
 Net deferred income taxes                                                   $4,058   $    --    $    --

A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate follows:


                                                                          Years ended December 31,
                                                                       1996         1995        1994
 Statutory Federal income tax rate                                      34.0%       34.0%       34.0%
 State income taxes, net of Federal income tax benefit                   4.6          --          --
 Elimination of valuation allowance on deferred tax assets            (468.4)         --          --
 Benefit not recorded due to net operating loss
      carryforward position                                              --        (33.6)      (34.0)
                                                                      --------    -------     -------
 Effective tax rates                                                  (429.8)%       0.4%         --

The Company has recorded a deferred tax asset of $3.9 million reflecting the benefit of $10.2 million in tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

NOTE M   INCOME PER COMMON SHARE

The weighted average number of shares outstanding used in the determination of primary and fully diluted income per share are shown in the following table:

                                1996           1995           1994
 Primary                       11,301,218     10,153,203     9,538,535

 Fully diluted                 11,301,218     10,201,620     9,584,840

The warrants outstanding in 1995 and 1994 were considered common stock equivalents for the purpose of computing net income per share and were included in the computation for both primary and fully diluted earnings per share only when they had a dilutive effect. The management stock options outstanding (Note O) were included in the calculation of fully diluted earnings per share when they were dilutive. Common stock equivalents are included in the weighted shares outstanding.

NOTE N   RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company and its subsidiary, including their immediate families and companies in which they have significant ownership, were loan customers during 1996 and 1995. Such loans were made in the ordinary course of business and on substantially the same credit terms, including interest rates, maturities and collateralization, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 1996, all of the loans were current and performing according to agreement.

Total loans outstanding for each year indicated and activity in those loans are shown below:


                                                   Years ended December 31,
                     in thousands
                                                    1996          1995
 Outstanding at beginning of year                  $ 779        $   846
 New loans and principal advances                    223            980
 Repayments                                         (165)        (1,024)
 Resignations                                         --            (23)
                                                   -----        -------
 Outstanding at end of year                        $ 837        $   779

An individual who was a director of the Company's subsidiary during 1996 is a general partner in a partnership which leases a branch facility to the Bank. The initial five year lease term expired June 30, 1992, and was renewed under the first of three five year renewal options at a minimum annual rate of approximately $75,600. A director of the Company and its subsidiary is the Chairman of the Board of a company that provided services associated with the management and disposition of certain properties obtained through foreclosure. Fees and commissions for these services were approximately $62,000 in 1996 and $84,000 in 1995. Management believes that the services provided and the terms of the foregoing lease are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

NOTE O   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering all full-time employees who have reached the age of 21 and have completed at least one year of service as defined by the plan. The Company made contributions to the plan of approximately $55,000, $41,000 and $32,000 in 1996, 1995 and 1994, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

The Company has adopted an Incentive Stock Option Plan for certain officers and key employees and has reserved 404,235 shares of common stock for options to be granted under the plan. The purchase price of the shares covered by an option must be equal to the fair market value on the grant date. The plan authorizes both qualified and non-qualified options; the characteristics are the same except that qualified options will have a term of no more than ten years while non-qualified options will have a term of eleven years. No options were granted under this plan in 1996, 1995 or 1994.

In 1993, upon the successful completion of the stock offering, 350,000 Management Stock Options were granted to the Chairman of the Board, the Vice Chairman and a major stockholder under the terms of the Plan of Reorganization and Recapitalization. These options are exercisable at a purchase price of $0.10 per share and have a term of five years, expiring in March of 1998. Deferred compensation expense has been recognized and the offset, recorded to paid-in capital - stock options.

Changes in options outstanding under the Incentive Stock Option Plan and the Management Stock Option Plan are as follows:

                                       Years ended December 31,

                               1996                                    1995            1994
                                    Weighted                              Weighted                             Weighted
                   Number           Average              Number           Average              Number          Average
                   of Shares        Exercise Price       of Shares        Exercise Price       of Shares       Exercise Price
 Beginning of year   430,000            $1.13            430,000             $1.13              430,000          $1.13
  Granted               --               --                --                 --                   --              --
  Exercised             --               --                --                 --                   --              --
 Expired/cancele d      --               --                --                 --                   --              --
 End of year         430,000            $1.13            430,000             $1.13              430,000          $1.13
----------------------------------------------------------------------------------------------------------------------------------

All options outstanding at December 31, 1996 were exercisable.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans.

NOTE P   REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table below:

                                                                           FOR CAPITAL          TO BE WELL
                                                           ACTUAL       ADEQUACY PURPOSES       CAPITALIZED

 $ in thousands                                       AMOUNT    RATIO     AMOUNT    RATIO     AMOUNT    RATIO
 As of December 31, 1996:
    Total capital (to risk-weighted assets):          $12,292    15.36%    $6,397     8.00%    $7,996    10.00%
    Tier 1 capital (to risk-weighted assets):          11,286    14.10      3,198     4.00      4,798     6.00
    Tier 1 capital (to average assets):                11,286     9.47      4,766     4.00      5,958     5.00

 As of December 31, 1995:
     Total capital (to risk-weighted assets):          $9,862    14.33%    $5,506     8.00%    $6,883    10.00%
     Tier 1 capital (to risk-weighted assets):          8,994    13.07      2,753     4.00      4,130     6.00
     Tier 1 capital (to average assets):                8,994     8.72      4,125     4.00      5,156     5.00

NOTE Q   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company incurs certain commitments and contingent liabilities, that are not reflected in the accompanying Consolidated Financial Statements. These off-balance-sheet items include various commitments to extend credit and standby letters of credit. No material losses are expected to result from these transactions. At December 31, 1996 and 1995, commitments under standby letters of credit totaled approximately $446,000 and $630,000, respectively. Unfunded loan commitments totaled approximately $8,761,000 and $8,203,000 at December 31, 1996 and 1995, respectively.

The Company's subsidiary is, at times, and in the ordinary course of banking business, subject to legal actions. Management is of the opinion that losses, if any, resulting from current legal actions will not have a material adverse effect on the financial condition of the Company.

Because most of the Company's business activity is with customers located in the Washington, D.C. metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region. In addition, foreclosed real estate is located in the same market or its surrounding areas; accordingly, the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in market conditions in the Washington metropolitan area. The loan portfolio is diversified with no single industry or customer comprising more than 6.9% of the total portfolio. The largest concentration of borrowers within general types of industries, as classified by Standard Industrial Codes ("SIC"), is in the Finance/Insurance/Real Estate group, which is 21.1% of the total portfolio.

The Company sells excess funds overnight (Federal funds sold) to correspondent banks. At December 31, 1996, a total of $12.2 million was invested with three banks, the largest exposure being $4.8 million. All of these correspondent banks are considered well capitalized under regulatory guidelines, and, therefore, little, if any, credit risk is present.

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

CASH AND DUE FROM BANKS:  The carrying amount approximates fair value.

INTEREST-BEARING DEPOSITS WITH BANKS AND FEDERAL FUNDS SOLD: The carrying amount approximates fair value.

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

At December 31, 1996, the Company had outstanding letters of credit and commitments to extend credit of $446,000 and $8,761,000, respectively; at December 31, 1995, outstanding letters of credit totaled $630,000 and commitments to extend credit were $8,203,000. The fair value of these off-balance-sheet financial instruments, based on fees that would be charged to enter similar arrangements, is immaterial.

The estimated fair values of the Company's financial instruments required to be disclosed under SFAS No. 107 are as follows:

 in thousands                                                 1996                      1995

                                                     Carrying       Fair       Carrying       Fair
                                                      Amount        Value       Amount       Value
 Assets:
    Cash and due from banks                            $7,848       $7,848      $9,931        $9,931
    Interest-bearing deposits with banks                   --           --       2,220         2,220
    Federal funds sold                                 12,215       12,215      16,490        16,490
    Investment securities available for sale           21,290       21,290      18,067        18,067
    Net loans (including loans held for sale)          77,873       79,499      64,847        66,388
    Interest receivable                                   771          771         607           607

 Liabilities:
    Noninterest-bearing deposits                       21,145       21,145      17,800        17,800
    Interest-bearing deposits                          86,428       87,289      84,089        85,065
    Interest payable                                       53           53          70            70

NOTE S   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

In 1996 and 1995, all costs of operating the Bank were allocated directly to the Bank. Condensed financial statements of Suburban Bancshares, Inc. only (the "Parent") follows:

CONDENSED BALANCE SHEETS
Parent Company

                                                                       December 31,

 in thousands                                                        1996         1995
 ASSETS
    Cash                                                             $    59       $    48
    Interest-bearing deposits with banks                                 576         2,220
    Investment securities available for sale                           3,265         1,578
    Investment in subsidiary                                          13,743         8,994
    Other assets                                                         203            17
                                                                     -------       -------
 Total Assets                                                        $17,846       $12,857

 LIABILITIES AND SHAREHOLDERS' EQUITY
    Liabilities                                                      $     2       $     5
    Shareholders' equity:
       Common stock                                                      109           109
       Paid-in capital -- stock options                                  534           534
       Additional paid-in capital                                     25,259        25,259
       Accumulated deficit                                            (8,041)      (13,043)
       Net unrealized loss on securities available for sale              (17)           (7)
                                                                     -------       -------
    Total shareholders' equity                                        17,844        12,852
                                                                     -------       -------
 Total Liabilities and Shareholders' Equity                          $17,846       $12,857

CONDENSED STATEMENTS OF OPERATIONS
----------------------------------
Parent Company


                                                                              December 31,

 in thousands                                                   1996              1995             1994
 Interest on deposits                                           $   64           $   18             $ 13
 Interest on investments                                           148               95              106
 Other income                                                       --                6                2
                                                                ------           ------             ----
 Total income                                                      212              119              121

 Total expense                                                     111              552              208

 Income (loss) before income taxes and equity  in
 undistributed income of subsidiaries                              101             (433)             (87)
 Income tax benefit                                               (152)              --               --
                                                                ------           ------             ----
 Income (loss) before equity in undistributed income
 of subsidiaries                                                   253             (433)             (87)
 Equity in undistributed income of subsidiaries                  4,749            1,974              306
                                                                ------           ------             ----
 Net income                                                     $5,002           $1,541             $219

CONDENSED STATEMENTS OF CASH FLOWS
Parent Company

                                                                              December 31,

 in thousands                                                         1996        1995        1994
 Cash flows from operating activities:
    Net income                                                         $5,002       $1,541      $ 219
    Adjustments to reconcile net income to net cash provded
      (used) by operating activities:
          Equity in income of subsidiaries                             (4,749)      (1,974)      (306)
          Stock option compensation expense                                --          362        138
          Accretion on securities                                          (3)          (4)       (10)
          (Increase) decrease in other assets                            (186)           6        (12)
          Decrease in other liabilities                                    (3)          (2)       (43)
                                                                       ------       ------      -----
 Net cash provided (used) by operating activities                          61          (71)       (14)

 Net cash used by investing activities                                    (50)      (1,814)       (83)

 Net cash provided by financing activities                                 --        1,897         53

 Net increase (decrease) in cash and cash equivalents                      11           12        (44)
 Cash and cash equivalents at beginning of year                            48           36         80

                                                                       ------       ------      -----
 Cash and cash equivalents at end of year
                                                                            -                       -
                                                                       $   59       $   48      $  36

MARKET FOR COMMON STOCK

Suburban Bancshares, Inc.'s common stock is traded in the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotations ("NASDAQ") under the NASDAQ Symbol "SBNK". The following table sets forth the range of actual high and low bid prices for Suburban Bancshares, Inc.'s common stock reported by NASDAQ. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. No dividends were paid during such periods. The approximate number of Suburban Bancshares, Inc. shareholders of record as of March 3, 1997 was 998.

COMMON STOCK -- SBNK


                        1996                  1995

                   High       Low        High         Low
 1st quarter        2        1 1/4       1 1/2       1-3/16
 2nd quarter      2-9/16     1-7/8       1 3/4       1 1/4
 3rd quarter      2 1/2     1-15/16      2-1/8       1-5/8
 4th quarter      2-9/16     2-1/16        2         1-1/8

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors and Shareholders
Suburban Bancshares, Inc.


         We have audited the accompanying consolidated balance sheets of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


     /s/

Stegman & Company

Towson, Maryland
January 13, 1997

BOARD OF DIRECTORS

Suburban Bancshares, Inc. (1)
Suburban Bank of Maryland (2)

SAMUEL Y. BOTTS (1,2)
Partner, Jessamy, Fort & Botts
(law firm)

ELIZABETH J. BUCK-BEHNEY (1,2)
President, Buck Distributing Co., Inc.
(beverage distribution)

ALBERT G. DECESARIS (2)
Vice President, Vendemia & DeCesaris Builders, Inc.

ROBERT G. DEPEW (2)
President, Robert G. Depew & Associates, Inc.
(real estate leasing and management)

BARBARA M. DINENNA (1,2)
Chairman, DiNenna & Associates, C.P.A.

FRANK K. HALLEY, JR. (2)
President, Carrollton Realty, Inc.
(real estate sales and management)

STEPHEN A. HORVATH (1,2)
PRESIDENT

MARLIN K. HUSTED (1,2)
VICE CHAIRMAN (1)

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

FRANK LUCENTE, JR. (2)
President, Lucente Enterprises
(real estate development)

KENNETH H. MICHAEL (1,2)
Chairman, The Michael Companies, Inc.
(real estate sales and management)

ATA O. MOSHYEDI, M.D. (2)
Physician, Gastroenterology

VINCENT D. PALUMBO, D.D.S. (1,2)
President, V.D. Palumbo, P.A.
(oral and maxillofacial surgery)

NATHANAEL POLLARD, JR. (2)
President, Bowie State University

LAWRENCE A. SHULMAN (1,2)
Partner, Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
(law firm)

ALBERT W. TURNER (1,2)
Senior Partner, Carrollton Enterprises
(real estate development and management)

LEO VONDAS (2)
General Partner, Park Road Associates
(real estate development)


OFFICERS

Suburban Bancshares, Inc.

WINFIELD M. KELLY, JR.
Chairman and Chief Executive Officer

MARLIN K. HUSTED
Vice Chairman

STEPHEN A. HORVATH
President and Chief Operating Officer

SIBYL S. MALATRAS
Senior Vice President and Chief Financial Officer

SUSAN J. HANSEN
Corporate Secretary

Suburban Bank of Maryland

WINFIELD M. KELLY, JR.
Chairman

RAYMOND G. LAPLACA
Vice Chairman

STEPHEN A. HORVATH
President and Chief Executive Officer

JOSEPH E. BURNETT
Senior Vice President and Chief Lending Officer

CESAR O. CABREJAS
Senior Vice President, Branch Administration

HAROLD J. KOCH
Senior Vice President, Credit Administration

SIBYL S. MALATRAS
Senior Vice President and Treasurer

STEVEN M. BRUNN
Vice President

CHARLES E. CARNS
Vice President and Controller

GEOFFREY J. GROSVENOR
Vice President

JOSEPH A. RUTH
Vice President

EDSEL G. SHAFFER
Vice President

JEROME D. SMALLWOOD
Vice President

PATRICK VAN DER HAM
Vice President

JEFFREY S. WAGNER
Vice President

N. LEE WALTZ, JR.
Vice President

BRANCH LOCATIONS AND GENERAL INFORMATION

                                         Suburban Bank of Maryland
 Bethesda                 7900 Wisconsin Avenue                   Lobby:  M-F        9 am - 4 pm
                          Bethesda, MD 20814-3620                 Drive-in: M-F      8 am - 6:30 pm
 with ATM                 (301) 654-2200
                          fax: (301) 654-1040

 Capitol Heights          8703 Central Avenue                     Lobby: M-F         9 am - 2 pm
                          Capitol Heights, MD 20743-3689          Drive-in: M-F      8 am - 6 pm
                          (301) 350-8100                          Drive-in: Sat      9 am - 12 noon
                          fax: (301) 499-2597

 Clinton                  7600 Old Branch Avenue                  Lobby: M-F         9 am - 2 pm
                          Clinton, MD 20735-1603                  Drive-in: M-F      8 am - 6 pm
 with ATM                 (301) 858-1215                          Drive-in: Sat      9 am - 12 noon
                          fax: (301) 868-0363

 Greenbelt                7505 Greenway Center Drive              Lobby: M-F         9 am - 4 pm
                          P. O. Box 298
                          Greenbelt, MD 20768-0298
                          (301) 220-0733
                          fax: (301) 220-2410

 Oxon Hill                6196 Oxon Hill Road                     Lobby: M-F         9 am - 2 pm
                          Oxon Hill, MD 20745-3130                Drive-in: M-F      8 am - 6 pm
                          (301) 567-2650
                          fax: (301) 567-2479

 Rockville                30 West Gude Drive                      Lobby: M-F         9 am - 4 pm
                          Rockville, MD 20850-1170                Walk-up: M-Th      8 am - 4 pm
                          (301) 309-1771                          Walk-up: Fri       8 am - 6 pm
                          fax: (301) 309-6785

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