Form 10-K, Exhibit 13
period 1997-12-31
SUBURBAN BANCSHARES INC
filed 1998-03-25
CIK 768177

                                                                      EXHIBIT 13



Dear Shareholders, Customers, and Employees:


1997 was a year of re-evaluation for Suburban Bancshares, Inc. Re-evaluation of where we are, where we want to be and how we are going to get there. In our assessment of the banking environment, we concur with the thinking that today's community banks, operating in a broad-based financial services industry, have the primary options of being either small business specialists or investment/retirement service providers for the moderately affluent. Accordingly, Suburban has reaffirmed its primary mission of being a leader in providing banking services to small- to middle-market businesses, as well as accounting, legal and medical professionals in Prince George's and Montgomery Counties, Maryland.

With the guidance of a prominent bank consulting firm, we thoroughly analyzed the current banking environment, Suburban's local market position and our financial structure. A key goal of our efforts is to enhance shareholder value. We believe our plan to maximize the efficiency of the Company's assets through our "200 IN 2000" strategy achieves this goal. That is, we will strive to have $200 million in assets by the year 2000 and to have $250 million in five years.

To meet these goals and enhance our leadership in serving small- to middle-market businesses, we expanded our product line in 1997. New commercial services include lockbox, sweep to repo, account reconciliation, zero balance accounts, escrow manager and corporate retirement plans (401(k) programs). Further, to supplement our construction lending to single family home developers, we have formed SUBURBAN BANK MORTGAGE, a residential mortgage division. Finally, we added to our convenient branch locations by opening our seventh branch in Rockville/White Flint.

We made substantial progress toward our targets with record growth during 1997. The Company's assets grew 39% to $175.8 million, while deposits increased 42% and loans, 43%. As earning assets increase, we receive a greater contribution to overhead, thereby increasing profitability. In 1997, net income was $1,131,000 or $0.10 per share. With continued effort and the support of our shareholders, employees and the communities we serve, we hope to make further progress this year.

Thank you for your continuing support.

         /s/                                                      /s/
Winfield M. Kelly, Jr.                                        Stephen A. Horvath
Chairman of the Board and                                          President and
Chief Executive Officer                                  Chief Operating Officer

A picture of the Chairman and the President appears in the upper right-hand corner of this page, above the letter. Facing this page are three (3) bar charts showing the following data:

 in millions       1993       1994       1995       1996      1997
 Assets            $101.9     $114.2    $115.4    $126.1      $175.7

 Loans               57.1       66.6      66.3      79.4       113.5

 in dollars

 Stock Price        $1.50      $1.28     $1.59     $2.31       $3.81


                           SUBURBAN BANCSHARES, INC.
                            Annual Report Photo Text

                    STAYING CLOSE TO OUR BUSINESS CUSTOMERS

"Having worked for many years at a major national bank, I'm used to turf wars," states Jerome D. Smallwood, a Vice President in Suburban's Commercial Banking Group. "Suburban keeps it simple. Commercial lenders assist businesses with their financing requirements. The branch staff focuses on depository and cash management products. Our operations group makes it all work!"

Jeffrey D. Franklin, Assistant Vice President and Clinton Branch Manager, agrees. "My commercial customers know they can contact the branch at any time for assistance with their accounts or cash management services. I also enjoy providing personal banking services to the employees of the companies we bank. Jerome and I work together to make sure all businesses in our geographic market receive visits from one of us."

"At our Greenbelt Operations Center, our operations staff of nine deposit and lending specialists know Suburban customers well," mentions Annette L. Pointer, Assistant Vice President and Bank Operations Manager. "We take pride in calling customers to discuss operational issues. I enjoy visiting clients with our lending officers and branch managers to present cash management products. We truly are a customer service team!"

The picture on the facing page under the caption, "Customer service is a team effort at Suburban. Individual business owners are personally known to representatives of our branch, commercial lending, and operations groups. " shows Annette Pointer, Jeffrey Franklin and Jerome Smallwood at the Lite House, a lighting fixtures store, in Clinton, Maryland.

                 ADDING PRODUCTS TO HELP OUR BUSINESS CUSTOMERS

"Construction lending to developers of single family homes and townhouses has been a Suburban product for many years," reflects Jeffrey S. Wagner, a Suburban Vice President and Senior Commercial Real Estate Officer. "However , we realized that if we truly wanted to be a soup-to-nuts bank for builders, we needed to do end financing." Responding to this market opportunity, we created SUBURBAN BANK MORTGAGE, a residential mortgage division, and engaged a veteran mortgage banker, Richard A. Lichty, to start this new venture.

"With Suburban's excellent home builder customer base, we have immediate access to residential mortgage requests," notes Richard Lichty. "These leads, coupled with my many years of contacts with local real estate agents, should enable us to contribute positively to Suburban Bank's bottom line in our first year of operation." SUBURBAN BANK MORTGAGE'S residential mortgage products include FHA, VA, Conventional and Jumbo Loans. Fixed rate and variable rate pricing options exist. Customers may also obtain Home Equity Lines of Credit, which can be closed with the first mortgage.

In addition to adding residential mortgage financing in 1997, Suburban Bank expanded its cash management services for businesses. We now offer products to enhance a company's cash cycle. Receivables can be collected faster through our wholesale mail lockbox product. Idle cash can be reduced with our sweep to interest earning Repurchase Agreement product. Through our PC banking product, Suburban OnLine, commercial account activity can be monitored and balances transferred. We also reduce clerical efforts through our account reconciliation product.

The photograph opposite the above comments shows Richard Lichty and Jeffrey Wagner as they inspect a townhouse development, Brinkley Crest, under construction by Vendemia & DeCesaris Builders, Inc. The caption above the picture reads, "At Suburban, we continually add products and services for our business customers and their employees. In 1997, we added five new cash management products, a 401(k) Plan and a mortgage division."

                  EXPANDING OUR LEADERSHIP IN BUSINESS BANKING

"Local business people like to deal with local decision makers," states Lawrence A. Shulman, Senior Partner, Shulman, Rogers, Gandal, Pordy & Ecker, P.A. Suburban Bank's Board of Directors and management are local residents, thoroughly familiar with the types of businesses operating in its markets. Decision-making is thus sensitive to local business requirements. "Knowing of Suburban's extensive involvement in Prince George's and Montgomery Counties, I was pleased to accept election to Suburban's Board of Directors in 1997," states Director Shulman.

"To be successful in a market, a bank must have the correct product mix," states Albert W. Turner, Senior Partner, Carrollton Enterprises. "With Suburban's business lending and cash management products, I know they can well serve locally owned companies." Also joining Suburban's Board of Directors in 1997, Director Turner noted: "With the experience of the directors on Suburban's Executive Committee, we can respond quickly and decisively to the larger commercial loan requests the bank received."

"The greater Washington marketplace is the home of many government contractors," states Carol A. Trawick, Chief Executive Officer of Trawick and Associates. Many banks target these specialty clients. "Being a government contractor, I know that a bank which lends to smaller government contractors provides a vital service to the Washington business community," Ms. Trawick observed. "With this local leadership, I was pleased to join Suburban's Board in 1997."

Suburban Bank of Maryland has 18 local board members. We are proud of their leadership in our community.

Pictured on the facing page are our newest directors Carol Trawick and Lawrence Shulman at our new office in White Flint. Albert Turner is not pictured. The caption above the photograph says, "Suburban's Board of Directors are active members in the business communities we serve. Their role strengthens our ability to identify the most vital business needs."

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
SUMMARY FINANCIAL INFORMATION

 in thousands, except per share data          1997          1996         1995          1994          1993
 Results of Operations
 ---------------------
   Interest income                             $11,363      $9,176         $8,358       $7,156       $6,575
   Interest expense                              4,570       3,362          3,119        2,377        2,385
   Net interest income                           6,793       5,814          5,239        4,779        4,190
   Provision (recovery) for loan losses            254        (227)          (260)          39        1,133
   Noninterest income                              774         517          1,599          787        1,313
   Noninterest expense                           5,511       5,614          5,551        5,308        5,762
   Income tax expense (benefit)                    671      (4,058)             6           --          --
   Net income (loss)                             1,131       5,002          1,541          219       (1,392)

 Per Share Data
 --------------
   Net income (loss):
      Basic                                      $0.10       $0.46          $0.17        $0.02       $(0.29)
      Diluted                                     0.10        0.44           0.15         0.02        (0.29)
   Book value per share                           1.75        1.63           1.20         0.95         0.96

 Financial Condition (December 31)
 ---------------------------------
   Total assets                               $175,666    $126,085       $115,431     $114,229     $101,922
   Net loans                                   112,070      71,940         61,555       61,775       54,662
   Total deposits                              152,802     107,573        101,889      104,402       92,021
   Total equity                                 19,182      17,831         13,096        8,587        8,649

 Ratios
 ------
   Return on average assets                       0.76%       4.42%          1.49%        0.21%       (1.40)%
   Return on average equity                       6.14       36.35          15.29         2.51       (23.63)
   Net yield on earning assets                    5.02        5.57           5.50         5.05         4.74
   Average equity to average assets              12.42       12.15           9.75         8.31         5.92
   Average loans to average deposits             72.13       74.75          69.87        63.74        68.03

 Average Balances
 ----------------
   Assets                                     $148,281    $113,272       $103,377     $105,137      $99,611
   Loans                                        92,200      74,014         64,616       60,577       62,244
   Earning assets                              135,401     104,356         95,228       94,664       88,426
   Deposits                                    127,829      99,017         92,483       95,035       91,491
   Equity                                       18,412      13,760         10,080        8,734        5,892


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

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Suburban Bancshares, Inc. and Subsidiary


This commentary provides an overview of the financial condition and significant changes in the results of the operations of Suburban Bancshares, Inc. and its subsidiary ("Bancshares" or "the Company") for the years 1995 through 1997. Throughout this review the subsidiary of Suburban Bancshares, Inc., Suburban Bank of Maryland, is referred to as "Suburban Maryland" or "the Bank". This discussion should assist readers in their analysis of the accompanying consolidated financial statements and should be read together with the consolidated financial statements.

Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland, provide a variety of banking services to businesses, professionals and individuals through seven branches located in Prince George's and Montgomery Counties in Maryland. In addition to commercial and personal depository services and cash management services, Suburban Bank of Maryland offers lending products such as commercial loans, commercial real estate loans, Small Business Administration loans, asset-based lending, government contract loans and consumer loan products, including vehicle, home equity, mortgage and personal loans.

RESULTS OF OPERATIONS

Overview

Suburban Bancshares, Inc. reported record growth in 1997, with assets reaching $175,666,000, an increase of $49,581,000, or 39.3%, from $126,085,000 in 1996.
Total loans rose to $113,543,000 from $79,381,000 in 1996, an increase of $34,162,000, or 43.0%, and total deposits climbed to $152,802,000 at the end of the year, a $45,229,000, or 42.0%, increase from $107,573,000 in 1996.

The Company recorded net income in 1997 of $1,131,000, or diluted earnings per share of $0.10. In 1996, earnings, after nonrecurring items, were $5,002,000, or diluted earnings per share of $0.46. The 1996 nonrecurring items included the recognition of income tax benefits of loss carryforwards and temporary differences of $4,058,000 as required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109") when it becomes "more likely than not" that they will be realized from the Company's future earnings capacity.

The significant growth in 1997 and steadily improving net interest income have contributed to an improvement in core profitability. Core profitability is defined here as earnings from continuing operations, excluding nonrecurring income and expenses. Because 1997 is the first year the Company has recorded tax expense, core earnings for 1997 are defined, for comparative purposes, as pretax income of $1,802,000, an increase of $306,000, or 20.5%, from core earnings of $1,496,000 in 1996. Core earnings in 1996 represent earnings from continuing operations after the elimination of the tax benefit, the losses and expenses of the disposition of nonperforming assets, a reversal of the provision for loan losses, and reorganizational expenses. In 1995, core earnings were $1,016,000, after excluding the income and expense associated with the disposition of Suburban Virginia's assets and liabilities, the recognition of compensation expense for management stock options, a reversal in the provision for loan losses and acquisition-related expenses.

Average assets climbed to $148,281,000 in 1997 from $113,272,000 in 1996, a
30.9%, or $35,009,000 increase.  Average loans rose $18,186,000, or 24.6%, to
$92,200,000 in 1997 from $74,014,000 in 1996, while average deposits grew $28,812,000, or 29.1%, reaching $127,829,000.

Net Interest Income and Net Interest Margin

The principal source of the Company's earnings, net interest income, is defined as the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investments while deposits and short-term borrowings, in the form of securities sold under repurchase agreements, represent interest-bearing liabilities. Noninterest-bearing checking deposits are another component of funding sources. Variations in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, impact the level of net interest income.

Net interest income rose $979,000, or 16.8%, in 1997 to $6,793,000 from $5,814,000 in 1996, the result of the significant growth in both loan and deposit volume. In 1996, net interest income rose 11.0%, or $575,000, due to an increase in loans as a percentage of earning assets.

The net interest margin represents the Company's net yield on its earning assets and is calculated as net interest income divided by average earning assets. In 1997, the net interest margin fell to 5.02%, a 55 basis point decrease from 5.57% for the prior year. Negative influences on the margin include a lower loan yield, a higher cost of funds and a lower ratio of loans to earning assets. These negative factors were mitigated by the increase in volume on both sides of the balance sheet and a rising investment portfolio yield. In 1996, the net interest margin rose 7 basis points from 5.50%, the result of a change in the mix of earning assets toward a higher percentage of loans, which traditionally provide a higher return than other earning assets.

Changes in the volume of earning assets and interest-bearing liabilities impact both interest income and interest expense. Average earning assets rose $31,045,000, or 29.7%, to $135,401,000 in 1997 from $104,356,000 in 1996.
Total funding sources rose $30,032,000, or 30.3%, during the same period but only $24,922,000 of those funds were interest bearing; noninterest-bearing funds provided $5,110,000 for earning assets, producing a positive impact on net interest income. In 1996, earning assets grew $9,128,000 from $95,228,000 in 1995, but only $5,553,000 was funded by interest-bearing sources of funds, resulting in a higher increase in interest income than in interest expense.

Changes in the composition of earning assets and of funding sources also impact the level of net interest income. Changes in earning asset mix impacted the 1997 margin negatively as the loan portfolio, which produces the highest return, comprised a lesser percentage of earning assets. In 1996, average loans were 70.9% of total earning assets and in 1997, the ratio decreased to 68.1%. As the loan mix declined, the mix of investment securities increased from 16.6% in 1996 to 20.3% in 1997. On the liability side of the balance sheet, the composition of interest-bearing funding sources shifted toward a higher percentage of funds in lower cost sources. This shift helped to moderate the negative effect of a higher ratio of interest-bearing sources as a percentage of total sources of funds. As total interest-bearing funds increased to 81.1% of total funding sources in 1997 from 80.5% in 1996, the percentage of funds deposited in lower cost checking, money market and savings accounts increased to 59.1% in 1997 from 56.8% in 1996 and the percentage of higher-cost time deposits decreased to 21.0% from 23.7%. In 1996, the growth in loans resulted in an increase in the ratio of loans to earning assets, while interest-bearing funds increased at a slower pace, both factors providing a positive influence on the margin.

Combined changes in interest rates received on earning assets and paid on funding sources negatively affected the net interest margin in 1997. The yield on earning assets fell in 1997 to 8.39% from 8.79% in 1996, as loan yields dropped to 9.49% from 10.01%. The lower yield on loans was the combined effect of competitive factors in our market, a lower interest rate environment overall, and a lower rate earned on a portfolio of the guaranteed portion of SBA loans, which were purchased during the last half of the year. This pool, totaling $7,804,000, represents 8.5% of the average loan portfolio, and because of the reduced risk associated with the pool, the yield at 7.33% is less than loans without the backing of a government guarantee. The yield on the investment portfolio increased as we extended the overall maturity of the portfolio and the return on Federal funds remained higher on average than last year.

An increase in the cost of funds also reduced the margin, as rates paid for funds rose to 3.54% for 1997 from 3.39% in 1996, a 15 basis point increase. In early 1996, as market rates began to decline, the decrease in the cost of funds moved more slowly and when other market rates leveled off, deposit costs continued a slow decline. Competition for funds, however, increased in late 1996 and early 1997. At that time the Company offered a special rate on savings accounts, a typically stable source of funds, which brought in new funds and also resulted in some shifts within the deposit base. Savings accounts rose to an average of $23,887,000 with an average cost of 4.79% in 1997 from $8,849,000 at 4.58% in 1996, an increase of $15,038,000 and 21 basis points. As the rates paid on savings and money market accounts increased, the cost of time deposits declined to 5.50% from 5.67%, which helped somewhat to mitigate the rising cost of other funds.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN in thousands

Years ended December 31,                               1997

Assets                         Average        % of Earning       Interest     Average
                               Balance        Assets &                        Yield or
                                              Funding Sources                    Rate



Interest-earning assets:
 Loans                         $92,200              68.1%       $8,752         9.49%
 Investment securities          27,471              20.3%        1,746         6.35%
 Federal funds sold
 and other deposits             15,730              11.6%          865         5.50%

Total interest-earning
assets                         135,401             100.0%       11,363         8.39%

Noninterest-earning
assets:
Cash and due from
banks                            7,517
Premises and
equipment                        1,591
Other assets                     5,302
Less:  Allowance for
loan losses                     (1,530)

Total noninterest-earning
assets                          12,880

TOTAL ASSETS                  $148,281

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-bearing
liabilities:
 Checking and money
 market deposits               $52,389              40.6%       $1,886         3.60%
 Savings deposits               23,887              18.5%        1,144         4.79%
 Time deposits                  27,111              21.0%        1,490         5.50%
 Securities sold under
 repurchase agreements           1,220               1.0%           50         4.08%

Total interest-bearing
liabilities                    104,607              81.1%        4,570         4.37%

Noninterest-bearing
deposits                        24,442              18.9%

Total funding sources          129,049             100.0%        4,570         3.54%

Other liabilities                  820

TOTAL LIABILITIES              129,869

Shareholders' equity            18,412

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY          $148,281

Net interest income                                             $6,793
Net interest spread                                                            4.85%
Net interest margin                                                            5.02%

                                                1996                                                  1995

Assets                        Average     % of       Interest     Average       Average       % of          Interest     Average
                              Balance     Earning                 Yield or      Balance       Earning                    Yield or
                                          Assets                  Rate                        Assets                     Rate
                                          &                                                   &
                                          Funding                                             Funding
                                          Sources                                             Sources
Interest-earning assets:
 Loans                         $74,014      70.9%        $7,409     10.01%        $64,616     67.9%          $6,525       10.10%
 Investment securities          17,325      16.6%         1,080      6.23%         20,235     21.2%           1,229        6.07%
 Federal funds sold
 and other deposits             13,017      12.5%           687      5.28%         10,377     10.9%             604        5.82%

Total interest-earning
assets                         104,356     100.0%         9,176      8.79%         95,228    100.0%           8,358        8.78%

Noninterest-earning
assets:
Cash and due from
banks                            7,073                                              6,322
Premises and
equipment                        1,213                                              1,045
Other assets                     2,155                                              3,124
Less:  Allowance for
loan losses                     (1,525)                                            (2,342)

Total noninterest-earning
assets                           8,916                                              8,149

TOTAL ASSETS                  $113,272                                           $103,377

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-bearing
liabilities:
 Checking and money
 market deposits               $47,337      47.8%        $1,625      3.43%        $43,340     46.7%          $1,547        3.57%
 Savings deposits                8,849       9.0%           405      4.58%          7,115      7.7%             269        3.78%
 Time deposits                  23,499      23.7%         1,332      5.67%         23,416     25.2%           1,290        5.51%
 Securities sold under
 repurchase agreements             --         --            --         --             261      0.3%              13        4.83%

Total interest-bearing
liabilities                     79,685      80.5%         3,362      4.22%         74,132     79.9%           3,119        4.21%

Noninterest-bearing
deposits                        19,332      19.5%                                  18,612     20.1%

Total funding sources           99,017     100.0%         3,362      3.39%         92,744    100.0%           3,119        3.36%

Other liabilities                  495                                                553

TOTAL LIABILITIES               99,512                                             93,297

Shareholders' equity            13,760                                             10,080

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY          $113,272                                           $103,377


Net interest income                                      $5,814                                              $5,239
Net interest spread                                                  5.40%                                                 5.42%
Net interest margin                                                  5.57%                                                 5.50%

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

In 1997, the Company recorded a provision for loan losses of $254,000, as loan volume increased; loan charge-offs totaled $418,000 and recoveries were $129,000.

In 1996, a reverse provision of $227,000 was recognized to reduce an excess in the allowance for loan losses created by recoveries on loans previously charged off and the disposition of nonperforming loans totaling $816,000. In 1995, the Company also recognized a reverse provision of $260,000, the excess allowance created by the disposition of Suburban Virginia loans and a sharp drop in nonperforming loans.

Noninterest Income

Noninterest income increased 49.7% to $774,000 in 1997 from $517,000 in 1996. The increase was primarily in deposit account service charges, the result of both deposit account growth and new deposit-related services being offered. Fees for other services rose, as well, as the growing customer base utilized multiple services within the expanded product line.

Noninterest income in 1996 was $1,082,000 less than the $1,599,000 recorded in 1995. In 1995, the Company recognized a $1 million premium on the sale of assets and transfer of liabilities of Suburban Virginia and a $19,000 payment of interest on a refund of taxes from prior years. Noninterest income from continuing operations was $580,000. The decrease in noninterest income of $63,000, or 10.9%, to $517,000 in 1996 was primarily the result of declining service charges on deposit accounts, as the customer base decreased.

Noninterest Expenses

Noninterest expenses declined 1.9% in 1997 to $5,511,000 from $5,614,000 in 1996. The comparability of results for 1997, 1996 and 1995 are impacted by nonrecurring events in 1996 and 1995 which precipitated the recognition of additional expenses.

In 1996, the Company disposed of nonperforming assets and recognized a loss on the transactions totaling $611,000, and expenses associated with a corporate reorganization were $151,000. In 1995, the divestiture and subsequent closing of Suburban Virginia, a charge to compensation expense as the management stock options became exercisable, and merger and acquisition costs resulted in additional expenditures of $735,000 for nonrecurring events. Also in 1995, the Company recognized a total gain on sales of foreclosed properties of $85,000. Noninterest expenses from continuing operations were $4,852,000 in 1996 and $4,901,000 in 1995. The increase in 1997 to $5,511,000, or 13.6%, from the adjusted expenses from continuing operations for 1996 is the result of increases in the cost of additional staff, data services, printing and office services, equipment, and office rental as we opened a new branch in Bethesda, renovated our Greenbelt headquarters and implemented new services for our customers. Reductions in expenses associated with nonperforming assets, insurance and marketing partially offset other rising costs.

In 1996, noninterest expenses from continuing operations exhibited a slight decline of $49,000, or 1.0%, from 1995, the result of savings realized after the disposition of the Virginia operations.

The Bank opened a new full-service banking office in Clinton, Maryland in December 1995, another full-service office in Bethesda, Maryland in November 1996, and a full-service branch in White Flint, Maryland in January 1998. The increased operating expenses of new offices are not immediately offset by income until the offices become established, which, though not assured, often occurs after approximately three to four years.

Please reference Note I to the Consolidated Financial Statements for a breakdown of Other Expenses.

Deferred Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires the recognition of income tax benefits of loss carryforwards and temporary differences when it is "more likely than not" that they will be realized from the Company's future earnings capacity. At December 31, 1996, the Company recognized net deferred tax assets of $4,058,000 including approximately $3,930,000 relating to tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization of these benefits depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax. In 1997, the deferred tax asset was reduced by the income tax expense of $671,000 and the tax on the unrealized gain on securities available for sale of $119,000, net of the estimated alternative minimum tax of $32,000. At December 31, 1997, the deferred tax asset was $3,299,000, including approximately $3,200,000 relating to tax loss carryforwards.

ASSET QUALITY

Loan impairment applies to loans for which it is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized on a cash basis. Restructured loans are loans on which the borrower has been granted a concession as to rate or term as a result of financial difficulty. Nonaccrual loans are those loans on which the accrual of interest is discontinued when the full collection of principal or interest is in doubt, or when the payment of principal or interest has become contractually 90 days past due, unless the obligation is both well secured and in the process of collection. Loans may be placed on nonaccrual status when past due less than 90 days if collection becomes uncertain based upon an evaluation of the fair value of the collateral and the financial strength of the borrower. When a loan is placed on nonaccrual status, interest income in the current period is reduced by the amount of any accrued and uncollected interest. Subsequent payments of interest are applied as a reduction of principal when concern exists as to the ultimate collection of principal; otherwise such payments are recognized as interest income. Loans are removed from nonaccrual status when they have demonstrated a period of performance and when concern no longer exists as to the collectibility of principal or interest.

The recorded investment in loans that were considered impaired was $1,763,000 and $771,000 at December 31, 1997 and 1996, respectively. This increase of $992,000 is attributable primarily to the placement of one large loan on nonaccrual status.

The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and which were performing according to the new terms was $44,000 at December 31, 1997 and $1,088,000 at the end of 1996. This decrease was the result of normal loan payoffs and principal payments.

Real estate acquired through foreclosure is carried at fair value less estimated selling costs, based upon current market conditions and expected cash flows. Foreclosed real estate rose $137,000, or 64.6%, to $349,000 at December 31, 1997 from $212,000 at December 31, 1996. This increase was the result of foreclosure on one property.

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

At December 31, 1997, the allowance for loan losses was $1,473,000, a decrease of $35,000, or 2.3%, from $1,508,000 at the end of 1996. Even though loans increased $34,162,000, or 43.0%, a large portion, $17,696,000, or 51.8%, of the growth, was in loans with
a low risk factor because of the government guarantee on the SBA loans purchased. The combined effect of the lower portfolio risk, offset by the loan growth, was a slight reduction in the required reserves.

The activity in the allowance for loan losses is shown in the following schedule:

                                                                 Years ended December 31,

 in thousands                                        1997                  1996                  1995
 Balance at beginning of year                             $1,508                $1,467                $2,750
 Provision (recovery) for loan losses                        254                  (227)                 (260)
 Loans charged off                                          (418)                 (444)               (1,340)
 Recoveries                                                  129                   712                   317
                                                         -------               --------            ----------
 Balance at end of year                                   $1,473                $1,508                $1,467

The allowance for loan losses rose to $1,508,000 at the end of 1996 from $1,467,000 at December 31, 1995. The disposition of impaired loans in 1996 reduced the required reserve significantly, allowing the Company to recognize a reverse provision of $227,000 while maintaining a reserve believed to be sufficient to cover the loan growth in that year.

LIQUIDITY AND INTEREST SENSITIVITY

Liquidity is the ability to generate and maintain sufficient cash flows to fund operations and to meet financial obligations to depositors and borrowers promptly and in a cost-effective manner. Liquidity is provided through readily marketable assets, maturing loans and investments, and the ability to generate new deposits or borrowings as needed. The Company's liquidity position is monitored and managed by the Asset/Liability Management Committee, which has the overall objective of optimizing income while minimizing and controlling liquidity and interest rate risk, and maintaining capital adequacy.

Core deposits normally provide a stable source of liquidity for the Company. These core deposits are composed of noninterest checking accounts, interest checking and money market accounts, and savings and individual retirement accounts. This core deposit base represented 77.6% of total funding sources at December 31, 1997, compared to 83.9% at the end of 1996. Offsetting this decrease is an increase in the level of readily marketable assets, which is another indicator of adequate liquidity. These liquid assets, securities available for sale, overnight federal funds and the guaranteed portion of SBA loans in the loan portfolio, were 40.5% of total assets at December 31, 1997 and 31.3% at December 31, 1996.

As a supplementary source of short-term liquidity, the Bank maintains $16,000,000 of reverse repurchase lines of credit and unsecured lines of credit totaling $2,000,000 with correspondent banks. These correspondents meet regulatory capital requirements for well capitalized financial institutions, thereby minimizing the risk that might be associated with this level of interbank exposure. The Bank has not needed to utilize these backup lines as internally generated liquidity has provided ample resources.

Interest sensitivity pertains to the volatility of earnings resulting from interest rate fluctuations. The management of interest rate risk has two goals: to minimize fluctuations in net interest income and net income, and to identify the potential change in the Company's market value of portfolio equity. Interest rate risk can be defined or measured as either the change in earnings that results from changes in interest rates (earnings at risk) or a change in the theoretical market value of the Company (economic value at risk). Economic value at risk is essentially the value of equity at risk. The Company recognizes that with return, there must be risk; however, the levels of risk must be contained within tolerable limits as established by the Asset/Liability Management Committee and the Investment Sub-committee.

One method of measuring the Company's interest rate sensitivity is the "gap" report, which measures the mismatch in repricing between interest-sensitive assets and liabilities and provides a general indication of the interest sensitivity of the balance sheet at a point in time. By limiting the size of the gap position, the Company can limit the net interest income at risk arising from pricing imbalances. The gap schedule that follows reflects the earlier of the maturity or repricing dates for various interest-earning assets and interest-bearing liabilities at December 31, 1997.

                                                                                  Interest Rate Sensitivity Analysis

                                                          3 months or    Over 3 months       Over 6      Over 1 year       Total
                                                             less             to          months to 1
 in thousands                                                               6 months          year
 Interest-earning assets:
    Federal funds sold                                        $15,569        $      --        $    --      $      --        $ 15,569
    Investments                                                 2,040              499          1,894                         30,360
    Loans (1)                                                  72,213            4,792          8,638         25,927         113,634
       Total interest-earning assets                           89,822            5,291         10,532         27,991         159,563
 Cumulative rate sensitive assets                              89,822           95,113        105,645         53,918
                                                                                                             159,563
 Interest-bearing liabilities:
    Interest checking deposits                               $ 12,461        $      --        $    --      $      --        $ 12,461
    Money market deposits                                      50,987               --             --             --          50,987
    Savings deposits                                           24,607               --             --             --          24,607
    Time deposits                                              23,155            2,847          2,899          6,990          35,891
    Securities sold under repurchase
 agreements                                                     3,049               --             --            --            3,049
       Total interest-bearing liabilities                     114,259            2,847          2,899          6,990         126,995
 Cumulative rate sensitive liabilities                        114,259          117,106        120,005        126,995

 GAP $                                                       $(24,437)       $   2,444         $7,633        $46,928
 CUMULATIVE GAP                                               (24,437)         (21,993)       (14,360)        32,568         $32,568
 CUMULATIVE GAP TO TOTAL ASSETS                                -13.91%          -12.52%         -8.17%         18.54%

 (1) Excludes net deferred fees of ($91).

The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Company has assumed that its savings, interest checking and money market accounts reprice daily. At December 31, 1997, the Company's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Company, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Company, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was negative 8.17%. This negative gap position means that the Company had $14,360,000 more liabilities than assets repricing within one year. This generally indicates that in a period of rising interest rates, the Company's net interest income may be adversely affected.
Conversely, in a declining interest rate environment, the Company's net interest income may improve.

Another tool used to assess interest rate risk reflects the adverse changes that would occur assuming an instantaneous, parallel shift of 200 basis points in the Treasury Yield Curve is introduced over a one-year forecast horizon. This interest shock simulation measures the potential changes in simulated earnings and the potential changes in market value of portfolio equity as rates are shifted at each point on the yield curve upward and downward. The methodology is based upon an initial forecast assumption of a constant balance sheet and constant market interest rates and utilizes present value computations on cash flows as well as duration analysis to produce measurements of earnings and economic value at risk. The analyses are prepared using current call report data from the Bank and incorporate both management assumptions and trend analyses based upon the Company's historical data as well as market trends in pricing spreads, prepayment patterns and other rate-driven parameters which affect the level and timing of cash flows. Finally, the impact of planned growth is factored into the simulation model.

The Asset/Liability Committee has established limits or guidelines on earnings and economic value at risk and monitors the Company's performance against these guidelines, as well as peer results, on a quarterly basis. The Company's policy is to limit the percentage change in annual net interest income to -15% and in economic value to -20% from an immediate and sustained parallel shift in interest rates of 200 basis points. As of December 31, 1997, the estimated sensitivity profile for the Company was as follows:

                                          Immediate Change in Rates       Policy Limitation

                                         +200 BP           -200 BP
                                         -------           -------
 Net interest income at risk                   12.7%             -12.5%           -15%
 Economic value at risk                         9.4%             -14.1%           -20%


Both of the above tools used to assess interest rate risk have strengths and weaknesses. Because the gap reflects a static position at a single point in time, it is limited in quantifying the total impact of market rate changes which do not affect all earning assets and interest-bearing liabilities equally or simultaneously. In addition, gap reports depict the existing structure, excluding exposure arising from new business. While the simulation process is a powerful tool in analyzing interest rate sensitivity, many of the assumptions used in the process are both highly qualitative and subjective and subject to the risk that past historical activity may not generate accurate predictions of the future. Both measurement tools, however, provide a comprehensive evaluation of the Company's exposure to changes in interest rates, enabling management to control the volatility of earnings.

CAPITAL RESOURCES AND ADEQUACY

Shareholders' equity was $19,182,000 at December 31, 1997 representing a 7.6% increase from $17,831,000 at the end of 1996. Equity growth in 1997 was primarily attributable to the earnings of the Company of $1,131,000. Also contributing to the increase was the impact of net unrealized gains on securities available for sale of $220,000, net of taxes.

In 1996, shareholders' equity increased $4,735,000, or 36.2%, from $13,096,000 at December 31, 1995. Earnings of $5,002,000, offset by a decrease in the market value of the Company's available for sale securities of $267,000, were the components of this rise in equity.

A combination of the leverage capital ratio and the risk-based capital ratios is used to categorize banks as well capitalized, adequately capitalized, or under capitalized financial institutions under the guidelines established by the Federal Deposit Insurance Corporation Improvement Act of 1991. A financial institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of 5% or greater, and it is not subject to a written agreement, order, or directive. At December 31, 1997 and 1996, the Company was considered to be a well capitalized financial institution for regulatory purposes.

One measure of capital adequacy is the risk-based capital ratio or the ratio of total capital to risk-adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common equity, excluding unrealized gains or losses on available for sale securities and a disallowed portion of the deferred tax asset. Tier 2 capital consists of a qualifying portion of the allowance for loan losses. Assets, both on- and off-balance-sheet items, are weighted according to the underlying risk associated with the item and are assigned a risk weighting ranging from 0 to 100%. Financial institutions are expected to meet a minimum ratio of total qualifying capital to risk-weighted assets of 8%, with at least half of that percentage (4%) in the form of core capital. At December 31, 1997, the Company reported a Tier 1 risk-based capital ratio of 17.49% and a ratio of 18.74% based on total capital. Both ratios were well above the general regulatory minimums of 4% and 8%, respectively.

Another capital adequacy measure is the leverage capital ratio, which is calculated by dividing average total assets for the most recent quarter into core (Tier 1) capital. The regulatory minimum for this ratio is 3%, with most financial institutions required to maintain a ratio of a least 4% to 5%, depending upon risk profiles and other factors. At December 31, 1997, the leverage capital ratio for the Company was 10.82%.

YEAR 2000 ISSUE

Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. This year 2000 issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips, and may have significant effects on banking customers and regulators. In recognition of the potential adverse effects of the year 2000 issue, management of the Company created a task force and established a plan to prevent or mitigate adverse effects of the year 2000 issue on the Company and its customers. The Board of Directors reviews progress under the plan each quarter. The Company's primary supplier of data processing services also had adopted a year 2000 plan and timetable. Management believes that the cost of resolving year 2000 issues relating to the Company's computer programs and those used by its suppliers of significant data processing services will not be material to the Company's business, operations, liquidity, capital resources, or financial condition, based on information developed to date and communications from data processing suppliers. The Company's year 2000 plan requires an assessment of year 2000 effects on its commercial lending and other customers. The effects on individuals, corporate and governmental customers of the Company and on governmental authorities that regulate the Company and its subsidiary, and any resulting consequences to the Company, cannot yet be determined. The Company has committed significant management resources to identification and timely resolution of all significant year 2000 issues.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                            Years ended December 31,

 in thousands                                                              1997                 1996
 ASSETS

  Cash and due from banks                                                 $   10,759            $    7,848
  Federal funds sold                                                          15,569                12,215
  Investment securities available for sale                                    30,360                21,290
  Loans held for sale                                                            --                  5,933
  Loans                                                                      113,543                73,448
    Less: Allowance for loan losses                                           (1,473)               (1,508)
  Loans, net                                                                 112,070                71,940
  Premises and equipment, net                                                  1,658                 1,314
  Foreclosed real estate                                                         349                   212
  Accrued interest receivable                                                  1,172                   771
  Deferred income taxes                                                        3,299                 4,058
  Other assets                                                                   430                   504

 TOTAL ASSETS                                                               $175,666              $126,085

 LIABILITIES AND SHAREHOLDERS' EQUITY

   Deposits:
     Noninterest-bearing deposits                                          $  28,856            $   21,145
     Interest-bearing deposits                                               123,946                86,428
         Total deposits                                                      152,802               107,573
   Securities sold under repurchase agreements                                 3,049                   --
   Accrued expenses and other liabilities                                        633                   681
         Total liabilities                                                   156,484               108,254

 Commitments and contingent liabilities                                           --                    --
 Shareholders' equity
   Preferred stock, $.01 par value, 1,000,000 shares authorized;
   no shares issued or outstanding                                                --                     --
   Common stock, $.01 par value, 20,000,000 shares authorized;
   shares issued and outstanding: 10,951,218 at December 31,                     109                   109
   1997 and December 31, 1996                                                    534                   534
   Paid-in capital -- stock options                                           25,259                25,259
   Additional paid-in capital                                                 (6,910)               (8,041)
   Accumulated deficit                                                           190                   (30)
   Net unrealized gain (loss) on securities available for sale,               19,182                17,831
   net of taxes
       Total shareholders' equity                                           $175,666              $126,085

 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY


See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                         Years ended December 31,

 in thousands, except per share data                                        1997          1996        1995
 INTEREST INCOME
 Interest and fees on loans                                                  $ 8,752      $7,409      $6,525
 Taxable interest on securities                                                1,746       1,080       1,229
 Interest on Federal funds sold and deposits with other banks                    865         687         604
     Total interest income                                                    11,363       9,176       8,358

 INTEREST EXPENSE
 Interest on deposits                                                          4,520       3,362       3,106
 Interest on short-term borrowings                                                50          --          13
     Total interest expense                                                    4,570       3,362       3,119

 NET INTEREST INCOME                                                           6,793       5,814       5,239
 Provision for loan losses                                                       254        (227)       (260)
 Net interest income after provision for loan losses                           6,539       6,041       5,499

 NONINTEREST INCOME
 Service charges on deposit accounts                                             612         394         440
 Gain on sale of assets and transfer of liabilities                               --          --       1,000
 Other income                                                                    162         123         159
     Total noninterest income                                                    774         517       1,599

 NONINTEREST EXPENSE
 Salaries and employee benefits                                                2,873       2,743       2,735
 Occupancy expense                                                               673         518         549
 Furniture and equipment expense                                                 222         153         133
 Loss (gain) on sale of loans and foreclosed assets                               --         611         (85)
 Other expense                                                                 1,743       1,589       2,219
     Total noninterest expense                                                 5,511       5,614       5,551

 Income before income taxes                                                    1,802         944       1,547
     Income tax expense (benefit)                                                671      (4,058)          6

 NET INCOME                                                                   $1,131      $5,002      $1,541

 Basic earnings per common share                                               $0.10       $0.46       $0.17
 Diluted earnings per common share                                              0.10        0.44        0.15

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             Years ended December 31,

 in thousands                                                                           1997           1996           1995
 CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                             $1,131         $5,002         $1,541
  Adjustments to reconcile net income to net cash provided (used) by operating
  activities:                                                                               194            129            139
     Depreciation                                                                           254           (227)          (260)
     Provision (recovery) for loan losses                                                    --             --            231
     Provision for foreclosed real estate losses                                             --             --            362
     Stock option compensation expense                                                      639         (4,058)            --
     Deferred income tax expense (benefit)                                                   --         (2,641)        (2,214)
     Originations of loans held for sale                                                     --            382             --
     Proceeds from loan sales                                                                --            434             --
     Loss on sale of loans                                                                  (87)           (55)          (100)
     Net accretion on securities                                                            (41)            24            (25)
     (Decrease) increase in net deferred loan fees                                           75             --             --
     Amortization of premiums on loans purchased                                           (327)           259           (448)
     (Increase) decrease in accrued income and other assets                                 (48)           235            (78)
     (Decrease) increase in accrued expenses and other liabilities                           --             --            185
     Income tax refunds received                                                             --            177            (85)
     Loss (gain) on sale of foreclosed real estate                                           --             --         (1,000)
     Gain on sale of assets and transfer of liabilities                                      --             --            104
     Loss on write-off of fixed assets
                                                                                          1,790           (339)        (1,648)
 Net cash provided (used) by operating activities

 CASH FLOWS FROM INVESTING ACTIVITIES:
     Net decrease (increase) in deposits with other banks                                    --          2,220         (1,975)
     (Increase) decrease in Federal funds sold                                           (3,354)         4,275         (5,220)
     Purchases of available for sale securities                                         (17,529)       (11,819)        (7,076)
     Proceeds from sales of available for sale securities                                    --             --            709
     Proceeds from maturities of available for sale securities                            8,775          8,235         11,450
     Proceeds from prepayments of principal on securities                                   110            150             75
     Net increase in loans                                                              (16,301)       (11,014)       (11,493)
     Purchases of loans                                                                 (18,320)            --             --
     Net purchases of premises and equipment                                               (538)          (252)          (322)
     Proceeds from sale of foreclosed real estate                                            --            777          1,720
     Cash transferred on sale of assets and transfer of liabilities                          --            --          (1,346)
     Consideration paid on sale of assets and transfer of liabilities                        --            --            (754)

 Net cash used in investing activities                                                  (47,157)        (7,428)       (14,232)

 CASH FLOWS FROM FINANCING ACTIVITIES:
     Net increase in total deposits                                                      45,229          5,684         16,486
     Net increase in securities sold under agreements to repurchase                       3,049             --            423
     Net proceeds from sale or issuance of common stock                                      --             --          1,897

 Net cash provided by financing activities                                               48,278          5,684         18,806

 Net increase (decrease) in cash and due from banks                                       2,911         (2,083)         2,926
 Cash and due from banks at beginning of period                                           7,848          9,931          7,005

 Cash and due from banks at end of period                                               $10,759         $7,848         $9,931

 Interest paid                                                                           $4,523         $3,378         $3,090
 Income taxes paid                                                                           --             --              6
 Loans transferred to foreclosed real estate                                                136             15             --
 Investments transferred from held to maturity to available for sale                         --             --          4,872
 Transfer of loans held for sale to portfolio                                             5,933             --             --

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 in thousands                                            Common     Additional    Accumulated    Unrealized      Total
                                                          Stock      Paid-In        Deficit      Gain (Loss)
                                                                     Capital                         on
                                                                                                  Available
                                                                                                  for Sale
                                                                                                 Securities
 Balances, January 1, 1995                                  $  91      $23,552      ($14,584)         ($472)     $8,587
 Net income for 1995                                                                   1,541                      1,541
 Issuance of common stock upon exercise of warrants            18        1,879                                    1,897
 Paid-in capital - stock options                                           362                                      362
 Unrealized gain on securities available for sale                                                       709         709

 Balances, January 1, 1996                                    109       25,793       (13,043)           237      13,096
 Net income for 1996                                                                   5,002                      5,002
 Unrealized loss on securities available for sale                                                      (267)       (267)

 Balances, January 1, 1997                                    109       25,793        (8,041)           (30)     17,831
 Net income for 1997                                                                   1,131                      1,131
 Unrealized gain on securities available for sale                                                       220         220

 Balances, December 31, 1997                                 $109      $25,793       ($6,910)          $190     $19,182

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland, provide a variety of banking services to businesses, professionals and individuals through seven branches located in Prince George's and Montgomery Counties in Maryland. In addition to commercial and personal depository services and cash management services, Suburban Bank of Maryland offers lending products such as commercial loans, commercial real estate loans, Small Business Administration loans, asset based lending, government contract loans and consumer loan products, including vehicle, home equity, mortgage and personal loans.

NOTE A   ACCOUNTING POLICIES

The accounting and reporting policies of Suburban Bancshares, Inc. and its subsidiary (the "Company") are in conformity with generally accepted accounting principles and conform to general practices within the banking industry. Certain reclassifications have been made to conform the prior year's financial statements to the 1997 presentation. The following is a summary of the significant policies:

(1)      PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of Suburban Bancshares, Inc. include the accounts of Suburban Bancshares, Inc. and its wholly-owned banking subsidiary, Suburban Bank of Maryland ("Suburban Maryland" or the "Bank"). A former subsidiary, Suburban Bank of Virginia, N.A. ("Suburban Virginia") was merged into Suburban Maryland on August 18, 1995 in a pooling of interests transaction. Financial statements for periods prior to the merger include both subsidiaries, collectively referred to as the "Banks". All significant intercompany balances and transactions have been eliminated in consolidation. In the condensed financial statements of Suburban Bancshares, Inc. ("Parent") (Note Q), the investment in the subsidiary is stated as equity in the net assets of such subsidiary.

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

(3)      CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its deposits with the Federal Reserve Bank. The balances of such reserves at December 31, 1997 and 1996 were $1,212,000 and $1,030,000, respectively. At December 31, 1997, Suburban Maryland had secured reverse repurchase lines of credit aggregating $16,000,000 and unsecured lines of credit totaling $2,000,000 for short-term financing, all of which was available at that date. None of these financing arrangements required compensating balances. For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and due from banks to be cash and cash equivalents.

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

Impaired Loans -- Loans are considered impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become 90 days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (90 days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income on impaired loans is recognized on the cash basis.

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

(7)      FORECLOSED REAL ESTATE

Foreclosed real estate is comprised of property acquired through foreclosure proceedings or acceptance of a deed-in-lieu of foreclosure. Foreclosed assets initially are recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. Costs relating to property improvements are capitalized to the extent that they are recoverable and costs relating to holding property are expensed when incurred. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

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

(10)     NET INCOME PER COMMON SHARE

Basic and diluted net income per common share are accounted for under Statement of Financial Accounting Standards No. 128, Earnings per Share. Basic net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted net income per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the year including any dilutive potential common shares outstanding, such as options and warrants.

(11)     STOCK-BASED COMPENSATION

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), establishes a fair value based method of accounting for employee stock options and expands disclosure requirements, including a description of the plan. SFAS 123 permits a company to continue to measure compensation cost for its stock option plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company adopted SFAS 123 on January 1, 1996 as presented in Note M.

(12)     NEW ACCOUNTING STANDARDS

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"), which provides new accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets and extinguishments of liabilities. SFAS 125 is effective for transactions occurring after December 31, 1996, except for the provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997 by SFAS 127, Deferral of the Effective Date of Certain Provisions of SFAS Statement No. 125, an amendment of SFAS Statement No. 125. Adoption of SFAS 125 was not material; SFAS 127 will be adopted as required in 1998 and is not expected to be material.

In February 1997, Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS 128") was issued and establishes new standards for reporting and presenting earnings per share. SFAS 128 is effective for the Company's December 31, 1997 financial statements, including restatement of interim periods; earlier application was not permitted. The effect of the new standard was not material.

In June 1997, Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), was issued and establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 requires comprehensive income and its components, as recognized under the accounting standards, to be displayed in a financial statement with the same prominence as other financial statements. The Company plans to adopt the standard, as required, beginning in 1998; adoption of this disclosure requirement will not have a material impact on the Company.

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), also issued in June 1997, establishes new standards for reporting information about operating segments in annual and interim financial statements. The standard also requires descriptive information about the way the operating segments are determined, the products and services provided by the segments and the nature of differences between reportable segment measurements and those used for the consolidated enterprise. This standard is effective for years beginning after December 15, 1997. Adoption in interim financial statements is not required until the year after initial adoption; however, comparative prior period information is required. The Company is evaluating the standard and plans adoption as required in 1998; adoption of this disclosure requirement will not have a significant financial impact on the Company.

NOTE B   INVESTMENTS

The following table shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1997:

                                                                  Gross
                                                                Unrealized             Estimated
                                         Amortized              ----------               Fair
 in thousands                               Cost           Gains           Losses        Value
 U.S. Treasury notes                         $  4,384          $  21          $(1)       $  4,404
 Federal agencies                              24,695            285           (4)         24,976
 Mortgage-backed obligations of
 Federal agencies                                  89              2           --              91
 Other                                            883              7           (1)            889
                                            ---------        -------         -----        -------

 Total                                        $30,051           $315          $(6)        $30,360

The schedule below shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1996:

                                                                   Gross
                                                                Unrealized             Estimated
                                          Amortized             ----------                Fair
 in thousands                                Cost         Gains            Losses        Value
 U.S. Treasury notes                         $  7,345          $  40       $   (6)        $  7,379
 Federal agencies                              12,986             31          (96)          12,921
 Mortgage-backed obligations of
 Federal agencies                                 167             --           (1)             166
 Collateralized mortgage
 obligations                                       33              1            --              34
 Other                                            788              6           (4)             790
                                             --------         ------           ---             ---

 Total                                        $21,319          $  78        $(107)         $21,290

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

The amortized cost and estimated fair value for securities available for sale at December 31, 1997, by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call premiums or prepayment penalties.

 in thousands                                    Amortized Cost       Estimated Fair Value
 Due in one year or less                                  $ 4,414                    $ 4,433
 Due after 1 year through 5 years                          21,183                     21,327
 Due after 5 years through 10 years                         4,365                      4,509
 Mortgage-backed securities                                    89                         91
                                                       ----------                  ---------
 Total                                                    $30,051                    $30,360

The amortized cost and estimated fair value of securities pledged as collateral to secure certain deposits and short-term borrowings were $9,344,000 and $9,549,000, respectively at December 31, 1997, as compared to $1,465,000 and $1,483,000, respectively, at December 31, 1996.

There were no sales of securities in 1997 or 1996. Proceeds from the sale of available for sale securities in 1995 were $709,000, which included gross gains of $3,000 and gross losses of $2,600.

NOTE C   LOANS

Loans, net of amortized deferred fees, are summarized by type as follows:


 in thousands                                          December 31,
                                                 1997               1996
 Commercial                                        $49,644             $21,941
 Real Estate                                        44,181              35,157
 Construction                                       12,071               9,944
 Individual                                          5,069               5,046
 Other                                               2,578               1,360
                                                 ----------            --------

 Total loans                                       113,543              73,448
    Less: Allowance for loan losses                 (1,473)             (1,508)
                                                    -------             -------

 Loans, net                                       $112,070             $71,940




NOTE D   IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES

Impaired loans are those loans for which it is probable that the creditor will not collect all principal and interest payments according to the loan's contractual terms. The impairment of a loan is measured at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Interest income on impaired loans is recognized on a cash basis. Restructured loans are loans on which the borrower has been granted a concession as to rate or term as a result of financial difficulty.

Information with respect to impaired loans at December 31 is as follows:

 in thousands                                                                  1997       1996
                                                                               ----       ----
 Impaired loans with a valuation allowance                                     $1,763    $   771
 Impaired loans without a valuation allowance                                      --         --
                                                                             --------     ------
     Total impaired loans                                                      $1,763    $   771

 Allowance for credit losses related to impaired loans                        $   274   $     78
 Allowance for credit losses related to other than impaired loans               1,199      1,430
                                                                                -----      -----
     Total allowance for credit losses                                         $1,473     $1,508

 Average impaired loans for the year                                           $1,633     $1,752

 Interest income on impaired loans recognized on the cash basis                    --         --


The recorded investment in loans that were restructured prior to the adoption of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, and which were performing according to the new terms was $44,000 at December 31, 1997 and $1,088,000 at December 31, 1996. Interest income that would have been recognized on these loans if they were performing according to their original terms was $2,000 in 1997 and $119,000 in 1996; income recorded was $1,700 and $136,000 in 1997 and 1996 respectively. The Company has no obligation to make further extensions of credit under loans classified as troubled debt restructurings.

The provision for loan losses is determined by analyzing the status of individual loans, reviewing historical loss experience and reviewing the delinquency of principal and interest payments where pertinent. Management believes that uncollectible amounts have been charged off and that the allowance is adequate to cover losses inherent in the portfolio at December 31, 1997. Increases and decreases in the allowance include changes in the measurement of impaired loans.

Activity in the allowance for loan losses is summarized as follows for years ended December 31:

 in thousands                                    1997          1996         1995
 Balance at beginning of year                     $1,508        $1,467      $2,750
 Provision (recovery) for loan losses                254          (227)       (260)
 Loans charged off                                  (418)         (444)     (1,340)
 Recoveries                                          129           712         317
                                                --------      ---------   ---------
 Balance at end of year                           $1,473        $1,508      $1,467

NOTE E   FORECLOSED REAL ESTATE

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs, based upon current market conditions and expected cash flows.

The following schedule presents a breakdown by type of property of foreclosed real estate at December 31:


 in thousands                                  1997           1996
 Commercial property                              $402           $265

 Less: Valuation allowance                         (53)           (53)
                                                 ------         ------
 Total estimated fair value                       $349           $212

Activity in the valuation allowance on foreclosed real estate is as follows:

 in thousands                             1997        1996        1995
 Balance at beginning of year                $ 53      $362       $  748
 Provision for losses                          --        --          231
 Dispositions, net                             --      (309)        (597)
 Charge-offs, net of recoveries                --        --          (20)
                                             ----     ------      -------
 Balance at end of year                      $ 53     $  53       $  362

NOTE F   PREMISES AND EQUIPMENT

Premises and equipment include the following at December 31:


 in thousands                                                   1997         1996
 Land                                                          $   231    $     310
 Buildings and improvements                                        630          551
 Leasehold improvements                                            904          689
 Furniture and equipment                                         1,254        1,051
 Branch in construction                                             66          --
 Less: Accumulated depreciation and amortization                (1,427)      (1,287)
                                                                -------      -------
 Total premises and equipment                                   $1,658       $1,314

The Company occupies banking and office space in six locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from five to ten years and provide for one or more five-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $441,000, $329,000 and $346,000 in 1997, 1996 and 1995,
respectively. At December 31, 1997, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows (in thousands) for years ending December 31:

      1998                                   $ 491
      1999                                     502
      2000                                     513
      2001                                     524
      2002                                     536
      Thereafter                             2,614
                                             -----

 Total minimum lease payments               $5,180

NOTE G   DEPOSITS

Total deposits at December 31 are summarized by type as follows:


 in thousands                                              1997          1996
 Noninterest-bearing deposits                               $28,856       $21,145
 Interest-bearing:
    Interest checking deposits                               12,461         8,944
    Money market deposits                                    50,987        40,092
    Savings deposits                                         24,607        15,327
    Certificates of deposit of $100,000 or more              11,259         2,624
    Other time deposits                                      24,632        19,441
                                                             ------        ------
 Total interest-bearing deposits                            123,946        86,428
                                                            -------        ------
 Total deposits                                            $152,802      $107,573

NOTE H   SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under repurchase agreements, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. At December 31, 1996, there were no short-term borrowings. The following table presents certain information for short-term borrowings:

                                                                   1997                      1996

 in thousands                                              Amount        Rate        Amount        Rate
 Securities sold under repurchase agreements:
    At year end                                              $3,049        4.15%            --          --
    Average for the year                                      1,220        4.08%            --          --
    Maximum month-end balance                                 4,259                         --

NOTE I   OTHER EXPENSE

Other expense in the Consolidated Statements of Operations include the following:

                                                             Years ended December 31,
 in thousands
                                                          1997         1996         1995
 Outside data service fees                                $    434    $   321       $   242
 Printing and office expenses                                  267        202           197
 Director fees                                                 210        146           158
 Bank operations                                               179        163           137
 Loan and foreclosed real estate expenses                      139        206           494
 Professional fees and services                                127        163           347
 Marketing and advertising                                     118        147            86
 Insurance                                                      60         87           124
 Franchise taxes, filing fees and assessments                   55         23           161
 Other                                                         154        131           273
                                                          --------    -------       -------
 Total other expenses                                       $1,743     $1,589        $2,219

NOTE J   INCOME TAXES

Federal and state income tax expense (benefit) consists of the following:

                                                          Years ended December 31,
 in thousands
                                                            1997         1996         1995
 Current Federal income tax                                  $   --      $     --      $   6
 Current state income tax                                        --            --         --
 Deferred Federal income tax expense (benefit)                  614        (3,322)        --
 Deferred state income tax expense (benefit)                     57          (736)        --
                                                             ------      ---------     -----
 Total income tax expense (benefit)                            $671      $ (4,058)      $  6



The following chart is a summary of the tax effects of temporary differences that give rise to significant portions of deferred tax assets:

                                                                                Years ended December 31,
 in thousands
                                                                              1997        1996        1995
 Deferred tax assets:
    Allowance for loan losses                                                 $    76       $ --     $     66
    Deferred loan fees and costs                                                   60         51           42
    Allowance for losses on foreclosed real estate                                 20         21          140
    Deferred rent                                                                  14          9            5
    Deferred compensation                                                          22         72           --
    Deferred gain on sale of loans                                                 22         28           --
    Loan interest                                                                  11          8           --
    Alternative minimum tax                                                        32         --           --
    Net operating loss carryforwards                                            3,199      3,930        4,151
                                                                                -----      -----        -----
 Gross deferred tax assets                                                      3,456      4,119       4,404
    Less valuation allowance                                                      --          --      (4,360)
                                                                             --------    -------      -------
 Total deferred tax assets                                                      3,456      4,119          44

 Deferred tax liabilities:
    Allowance for loan losses                                                     --        (22)          --
    Tax on unrealized gain on securities available for sale                     (119)        --           --
    Premises and equipment                                                       (38)       (39)         (44)
                                                                               ------   --------     --------
 Net deferred income taxes                                                     $3,299     $4,058      $    --

A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate follows:

                                                                             Years ended December 31,

                                                                         1997          1996          1995
 Statutory Federal income tax rate                                          34.0%        34.0%         34.0%
 State income taxes, net of Federal income tax benefit                       2.1          4.6           --
 Elimination of valuation allowance on deferred tax assets                   --        (468.4)          --
 Other, net                                                                  1.1          --          (33.6)
                                                                          -------     ---------       ------
 Effective tax rates                                                        37.2%      (429.8)%         0.4%

At December 31, 1997 the Company reported a net deferred tax asset of $3,299,000 reflecting the benefit of $8,283,000 in tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

NOTE K   EARNINGS PER COMMON SHARE

The weighted average number of shares outstanding used in the determination of basic and diluted income per share are shown in the following table:

 For the Year Ended                                                                 1997
                                                             -----------------------------------------------------
                                                                  Income            Shares         Per Share
 dollars in thousands                                           (numerator)      (denominator)       Amount
 Basic Earnings per Share:
 Income available to common shareholders                              $1,131         10,951,218         $0.10

 Effect of dilutive securities (assuming conversion)                                    338,004

 Diluted Earnings per Share:
 Income available to common shareholders plus
 assumed conversions of options outstanding                           $1,131         11,289,222         $0.10
------------------------------------------------------------------------------------------------------------------

 For the Year Ended                                                                 1996
                                                             -----------------------------------------------------
                                                                  Income            Shares         Per Share
 dollars in thousands                                           (numerator)      (denominator)       Amount
 Basic Earnings per Share:
 Income available to common shareholders                              $5,002         10,951,218         $0.46

 Effect of dilutive securities (assuming conversion)                                    333,344

 Diluted Earnings per Share:
 Income available to common shareholders plus
     assumed conversions of options outstanding                       $5,002         11,284,562         $0.44
------------------------------------------------------------------------------------------------------------------

 For the Year Ended                                                                 1995
                                                             -----------------------------------------------------
                                                                  Income            Shares         Per Share
 dollars in thousands                                           (numerator)      (denominator)       Amount
 Basic Earnings per Share:
 Income available to common shareholders                              $1,541          9,159,315         $0.17

 Effect of dilutive securities (assuming conversion)
     Warrants                                                                           643,887
     Options                                                                            327,872

 Diluted Earnings per Share:
 Income available to common shareholders plus
     assumed conversions of options outstanding                       $1,541         10,131,074         $0.15
------------------------------------------------------------------------------------------------------------------

Options to purchase 12,600 shares of common stock at $2.625 were outstanding during 1997 but were not included in the computation of diluted EPS in the first three quarters because the options' exercise price was greater than the average market price of the common shares. Likewise, 80,000 options outstanding during the entire year were exercisable at $5.625 and were not included in the computation because they do not have a dilutive effect.

In January 1998, under the 1997 Stock Option Plan, the Company awarded 385,950 options to employees and directors, 207,950 of which vest at 20% per year over a period of five years. The exercise price of the options granted was equal to the market price on the date of grant at $3.625.

NOTE L   RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company and its subsidiary, including their immediate families and companies in which they have significant ownership, were loan customers during 1997 and 1996. Such loans were made in the ordinary course of business and on substantially the same credit terms, including interest rates, maturities and collateralization, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 1997, all of the loans were current and performing according to agreement.

Total loans outstanding for each year indicated and activity in those loans are shown below:

                                                             Years ended December 31,
 in thousands
                                                              1997              1996
 Outstanding at beginning of year                                 $  870          $   823
 New loans and principal advances                                    524              223
 Repayments                                                        (432)             (176)
                                                                   -----             -----
 Outstanding at end of year                                       $  962           $   870

An individual who was a director of the Company's subsidiary during 1997 is a general partner in a partnership which leases a branch facility to the Bank. The lease term expired June 30, 1997, and was renewed under the second of three five-year renewal options at a minimum annual rate of approximately $75,600. A director of the Company and its subsidiary is the Chairman of the Board of a company that provided services associated with the management and disposition of certain properties obtained through foreclosure. Fees and commissions for these services were approximately $62,000 in 1996; no fees were paid in 1997. Management believes that the services provided and the terms of the foregoing lease are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

NOTE M   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering all full-time employees who have reached the age of 21 and have completed at least one year of service as defined by the plan. The Company made contributions to the plan of approximately $67,000, $55,000 and $41,000 in 1997, 1996 and 1995, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

In 1993, upon the successful completion of a stock offering, 350,000 Management Stock Options were granted to the Chairman of the Board, the Vice Chairman and a major stockholder under the terms of the Plan of Reorganization and Recapitalization. These options are exercisable at a purchase price of $0.10 per share and have a term of five years, expiring in March of 2001. Deferred compensation expense has been recognized and the offset, recorded to paid-in capital - stock options.

An Incentive Stock Option ("ISO") Plan in place since 1987 allowed the Company to grant options to officers and key employees for up to 404,235 shares of common stock. There were 80,000 options outstanding under the ISO Plan at the beginning of 1995. No options were granted under this plan during 1995 or 1996. In January 1997, seven officers and key employees were granted 12,600 options. The exercise price of the options, which have a term of ten years from the date of the grant, equals the market price of the Company's stock on the date of grant.

At the 1997 Annual Shareholders Meeting, a new combined stock option plan for both employees and directors was approved to replace the original ISO Plan, with a total of 500,000 shares of common stock available for grant. Awards under the 1997 Stock Option Plan (the "1997 Plan") may be granted in the form of incentive stock options for employees or non-incentive stock options for either employees or directors, and have a maximum duration of ten years from the date of grant. The exercise price of any option granted under the plan may not be less than the market price of the optioned shares on the date of grant. In January 1998, 178,000 options were granted under the 1997 Plan to directors, and 207,950 incentive stock options, which vest at 20% per year over a five year period, were granted to employees.

Under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company had the option of accruing a compensation expense for stock options granted to employees or applying the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has elected to continue to account for the above fixed stock option plans under APB 25, which does not require compensation expense to be recognized in the Consolidated Statements of Operations. Had compensation cost for the plan been determined based on the fair value of the options at the grant date consistent with the method of SFAS 123, the Company's net income and earnings per share would have been:

                                      1997        1996       1995
 Net income (in thousands)
      As reported                     $1,131      $5,002      $1,541
      Pro forma                        1,112       5,002       1,541

 Basic earnings per share
      As reported                      $0.10       $0.46       $0.17
      Pro forma                         0.10        0.46        0.17

 Diluted earnings per share
      As reported                      $0.10       $0.44       $0.15
      Pro forma                         0.10        0.44        0.15


The fair value of each option granted is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 6.41%, and expected life of 10 years.

A summary of the status of the Company's fixed stock option plans at December 31, 1997, 1996 and 1995 and changes during the years ending on those dates is presented below:

                                           Years ended December 31,

                                      1997                         1996                        1995

                                        Weighted                    Weighted                    Weighted
                            Number      Average         Number      Average         Number      Average
                            of          Exercise        of Shares   Exercise        of          Exercise
                            Shares      Price                       Price           Shares      Price
 Beginning of year           430,000        $1.13        430,000        $1.13        430,000        $1.13
 Granted                     12,600          2.63           --            --            --            --
 Exercised                     --            --             --            --            --            --
 Forfeited                     --            --             --            --            --            --
 End of year                 442,600        $1.17        430,000        $1.13        430,000        $1.13



 Weighted average fair value of
 options granted during the year            $1.50                         --                          --
------------------------------------------------------------------------------------------------------------

All options outstanding at December 31, 1997 were exercisable.

The following information applies to options outstanding at December 31, 1997:


 Number outstanding                                      442,600
 Range of exercise prices                                $0.10 to $5.625
 Weighted average exercise price                         $1.17
 Weighted average remaining contractual life             3.8 years

NOTE N   REGULATORY MATTERS

The Company is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios for the Company and the Bank are presented in the table below:

                                                                           For Capital             To Be Well
                                                       Actual            Adequacy Purposes        Capitalized

 in thousands                                     Amount     Ratio      Amount      Ratio      Amount      Ratio
 As of December 31, 1997:
    Total capital (to risk-weighted assets):
           Company                                $18,959     18.74%      $8,094      8.00%    $10,118      10.00%
           Suburban Bank of Maryland               14,415     14.48        7,966      8.00       9,958      10.00
    Tier 1 capital (to risk-weighted assets):
           Company                                 17,692     17.49        4,047      4.00       6,071       6.00
           Suburban Bank of Maryland               13,168     13.22        3,983      4.00       5,975       6.00
    Tier 1 capital (to average assets):
           Company                                 17,692     10.82        6,542      4.00       8,178       5.00
           Suburban Bank of Maryland               13,168      8.25        6,383      4.00       7,979       5.00

 As of December 31, 1996:
     Total capital (to risk-weighted assets):
           Company                                $16,689     20.45%      $6,530      8.00%     $8,162      10.00%
           Suburban Bank of Maryland               12,292     15.36        6,403      8.00       8,003      10.00
     Tier 1 capital (to risk-weighted assets):
           Company                                 15,663     19.19        3,265      4.00       4,897       6.00
           Suburban Bank of Maryland               11,286     14.10        3,201      4.00       4,802       6.00
     Tier 1 capital (to average assets):
           Company                                 15,663     12.75        4,913      4.00       6,141       5.00
           Suburban Bank of Maryland               11,286      9.47        4,766      4.00       5,958       5.00


NOTE O   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company incurs certain commitments and contingent liabilities that are not reflected in the accompanying Consolidated Financial Statements. These off-balance-sheet items include various commitments to extend credit and standby letters of credit. No material losses are expected to result from these transactions. At December 31, 1997 and 1996, commitments under standby letters of credit totaled approximately $954,000 and $446,000, respectively. Unfunded loan commitments totaled approximately $15,000,000 and $8,761,000 at December 31, 1997 and 1996, respectively.

The Company's subsidiary is, at times, and in the ordinary course of banking business, subject to legal actions. Management is of the opinion that losses, if any, resulting from current legal actions will not have a material adverse effect on the financial condition of the Company.

Because most of the Company's business activity is with customers located in the Washington, D.C. metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region. In addition, foreclosed real estate is located in the same market or its surrounding areas; accordingly, the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in market conditions in the Washington metropolitan area. The loan portfolio is diversified with no single industry or customer comprising more than 7.9% of the total portfolio. The largest concentration of borrowers within general types of industries, as classified by Standard Industrial Codes ("SIC"), is in the Finance/Insurance/Real Estate group, which is 17.1% of the total portfolio.

The Company sells excess funds overnight (Federal funds sold) to correspondent banks. At December 31, 1997, a total of $15.6 million was invested with three banks, the largest exposure being $7.6 million. All of these correspondent banks are considered well capitalized under regulatory guidelines, and, therefore, little, if any, credit risk is present.

NOTE P   FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments ("SFAS 107"), requires disclosure of fair value information about financial instruments for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.
Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.
Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value for its financial instruments as defined by SFAS 107.

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

INTEREST RECEIVABLE AND INTEREST PAYABLE: The carrying amount approximates fair value.

NONINTEREST-BEARING DEPOSITS: The fair value of these instruments, by the SFAS 107 definition, is the amount payable at the reporting date.

INTEREST-BEARING DEPOSITS: The fair value of demand deposits, savings accounts and money market deposits with no defined maturity, by SFAS 107 definition, is the amount payable on demand at the reporting date. The fair value of certificates of deposit is estimated by discounting the future cash flows using the current rates at which similar deposits would be made.

At December 31, 1997, the Company had outstanding letters of credit and commitments to extend credit of $954,000 and $15,000,000, respectively; at December 31, 1996, outstanding letters of credit totaled $446,000 and commitments to extend credit were $8,761,000. The fair value of these off-balance-sheet financial instruments, based on fees that would be charged to enter similar arrangements, is immaterial.

The estimated fair values of the Company's financial instruments required to be disclosed under SFAS 107 are as follows:

 in thousands                                                      1997                        1996

                                                           Carrying       Fair        Carrying        Fair
                                                            Amount        Value        Amount        Value
 Assets:
    Cash and due from banks                                  $10,759       $10,759       $7,848        $7,848
    Federal funds sold                                        15,569        15,569       12,215        12,215
    Investment securities available for sale                  30,360        30,360       21,290        21,290
    Net loans (including loans held for sale)                112,070       113,671       77,873        79,499
    Interest receivable                                        1,172         1,172          771           771

 Liabilities:
    Noninterest-bearing deposits                             $28,856       $28,856      $21,145       $21,145
    Interest-bearing deposits                                123,946       123,981       86,428        87,289
    Securities sold under repurchase agreements                3,049         3,049           --            --
    Interest payable                                             100           100           53            53


NOTE Q   PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

In 1997 and 1996, all costs of operating the Bank were allocated directly to the Bank. Condensed financial statements of Suburban Bancshares, Inc. only (the "Parent") follow:

CONDENSED BALANCE SHEETS
Parent Company

                                                                               December 31,

 in thousands                                                               1997          1996
 ASSETS
    Cash & due from banks                                                $     773     $      635
    Investment securities available for sale                                 3,300          3,265
    Investment in subsidiary                                                14,789         13,743
    Deferred income taxes                                                       96            152
    Other assets                                                                46             51
                                                                          ---------      ---------
 Total Assets                                                              $19,004        $17,846


 LIABILITIES AND SHAREHOLDERS' EQUITY
    Liabilities                                                            $     5     $        2
    Shareholders' equity:
       Common stock                                                            109            109
       Paid-in capital -- stock options                                        534            534
       Additional paid-in capital                                           25,259         25,259
       Accumulated deficit                                                  (6,910)        (8,041)
       Net unrealized gain (loss) on securities available for sale               7            (17)
                                                                         ----------     ----------
    Total shareholders' equity                                              18,999         17,844
                                                                          ---------      ---------
 Total Liabilities and Shareholders' Equity                                $19,004        $17,846



CONDENSED STATEMENTS OF OPERATIONS
Parent Company

                                                                       Years ended December 31,

 in thousands                                                  1997              1996              1995
 Interest on deposits                                             $    33         $     64        $       18
 Interest on investments                                              197              148                95
 Other income                                                         --                --                 6
                                                                  -------            ------          --------
 Total income                                                         230              212               119

 Total expenses                                                        91              111               552

 Income (loss) before income taxes and equity in
 undistributed income of subsidiaries                                 139              101              (433)
 Income tax expense (benefit)                                          54             (152)               --
                                                                    -----           -------          --------
 Income (loss) before equity in undistributed
 income of subsidiaries                                                85               253             (433)
 Equity in undistributed income of subsidiaries                     1,046             4,749            1,974
                                                                    -----            ------          -------
 Net income                                                        $1,131            $5,002         $  1,541


CONDENSED STATEMENTS OF CASH FLOWS
Parent Company

                                                                            Years ended December 31,

 in thousands                                                           1997          1996          1995
 Cash flows from operating activities:
    Net income                                                          $1,131         $5,002       $1,541
    Adjustments to reconcile net income to net cash
    provided (used) by operating activities:
          Equity in income of subsidiaries                              (1,046)        (4,749)      (1,974)
          Stock option compensation expense                                 --             --          362
          Accretion on securities                                           (6)            (3)          (4)
          Deferred income tax expense (benefit)                             51           (152)          --
          Decrease (increase) in other assets                                5            (34)           6
          Increase (decrease) in other liabilities                           3             (3)          (2)
                                                                       --------       --------     --------
 Net cash provided (used) by operating activities                          138             61          (71)

 Net cash provided (used) by investing activities                           --            526       (1,814)

 Net cash provided by financing activities                                  --             --        1,897

 Net increase in cash and cash equivalents                                 138            587           12
 Cash and cash equivalents at beginning of year                            635             48           36
                                                                     ----------   ------------  ------------
 Cash and cash equivalents at end of year                                 $773       $    635     $     48


NOTE R   SELECTED QUARTERLY OPERATING RESULTS

                                                                                             1997

                Dollars in thousands                                First           Second          Third           Fourth
                except per share data                              Quarter         Quarter         Quarter          Quarter
                Income from earning assets                             $2,491          $2,762           $2,956          $3,154
                Interest expense                                          935           1,081            1,228           1,326
                Net interest income                                     1,556           1,681            1,728           1,828
                Provision for loan losses                                  35              80               80              59
                Noninterest income                                        171             193              224             186
                Noninterest expense                                     1,390           1,437            1,325           1,359
                Income before income taxes                                302             357              547             596
                Income tax expense                                        106             130              194             241
                Net income                                               $196            $227             $353            $355
               -----------------------------------------------------------------------------------------------------------------

                Basic:
                   Earnings per share                                   $0.02           $0.02            $0.03           $0.03
                   Average shares outstanding                      10,951,218      10,951,218       10,951,218      10,951,218
                Diluted:
                   Earnings per share                                   $0.02           $0.02            $0.03           $0.03
                   Average shares outstanding                      11,286,791      11,285,713       11,286,622      11,295,202
                Dividends declared per common share                        --              --               --              --
               -----------------------------------------------------------------------------------------------------------------

                Market price per common share
                   High for the period                              $  2  5/8      $  2   1/2       $  3  9/16            $  4
                   Low for the period                                  2  3/16        2                2   1/8               3
               =================================================================================================================


                                                                                             1996
                Dollars in thousands                                First           Second          Third           Fourth
                except per share data                              Quarter         Quarter         Quarter          Quarter
                Income from earning assets                             $2,091          $2,208           $2,341         $2,536
                Interest expense                                          801             797              850            914
                Net interest income                                     1,290           1,411            1,491          1,622
                Provision for loan losses                                   0               0                0           (227)
                Noninterest income                                        136             142              126            113
                Noninterest expense                                     1,138           1,227            1,222          2,027
                Income (loss) before income taxes                         288             326              395            (65)
                Income tax benefit                                         --              --               --         (4,058)
                Net income                                               $288            $326             $395         $3,993
               -----------------------------------------------------------------------------------------------------------------
                Basic:
                   Earnings per share                                   $0.03           $0.03            $0.04           $0.36
                   Average shares outstanding                      10,951,218      10,951,218       10,951,218      10,951,218
                Diluted:
                   Earnings per share                                   $0.03           $0.03            $0.04           $0.35
                   Average shares outstanding                      11,280,314      11,285,705       11,284,904      11,286,015
                Dividends declared per common share                        --              --               --              --
               -----------------------------------------------------------------------------------------------------------------
                Market price per common share
                   High for the period                                   $  2      $  2  9/16       $  2   1/2      $  2  9/16
                   Low for the period                                 1   1/4          1  7/8         1  15/16         2  1/16
               =================================================================================================================

MARKET FOR COMMON STOCK

Suburban Bancshares, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol "SBNK". The approximate number of Suburban Bancshares, Inc. shareholders of record as of March 2, 1998 was 946.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Suburban Bancshares, Inc.

         We have audited the accompanying consolidated balance sheets of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1997 and 1996, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


Stegman & Company

Baltimore, Maryland
January 12, 1998



BOARD OF DIRECTORS

Suburban Bancshares, Inc. (1)
Suburban Bank of Maryland (2)

SAMUEL Y. BOTTS (1,2)
Partner, Jessamy, Fort & Botts
(law firm)

ALBERT G. DECESARIS (2)
Vice President, Vendemia & DeCesaris Builders, Inc.

ROBERT G. DEPEW (2)
President, Robert G. Depew & Associates, Inc.
(real estate leasing and management)

BARBARA M. DINENNA-CORBOY (1,2)
Chairman, DiNenna & Associates, C.P.A.

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

NATHANAEL POLLARD, JR., PH.D. (2)
President, Bowie State University

LAWRENCE A. SHULMAN (1,2)
Partner, Shulman, Rogers, Gandal, Pordy & Ecker, P.A.
(law firm)

CAROL A. TRAWICK (2)
CEO, Trawick & Associates
(computer consulting firm)

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

JOAN U. FULTON
Vice President

BARBARA M. HART
Vice President

RICHARD A. LICHTY
Vice President

JOSEPH A. RUTH
Vice President

EDSEL G. SHAFFER
Vice President

JEROME D. SMALLWOOD
Vice President

AL TURCHAN
Vice President

PATRICK VAN DER HAM
Vice President

JEFFREY S. WAGNER
Vice President

N. LEE WALTZ, JR.
Vice President

BRANCH LOCATIONS AND GENERAL INFORMATION

                           Suburban Bank of Maryland

 Bethesda                   7900 Wisconsin Avenue                     Lobby:  M-F        9 am - 4 pm
                            Bethesda, MD 20814-3601                   Drive-in: M-F      8 am - 6:30 pm
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

 Clinton                    7600 Old Branch Avenue                    Lobby: M-F         9 am - 2 pm
                            Clinton, MD 20735-1603                    Drive-in: M-F      8 am - 6 pm
 with ATM                   (301) 868-1215                            Drive-in: Sat      9 am - 12 noon
                            fax: (301) 868-0363

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

 White Flint                11414 Rockville Pike                      Lobby:  M-F        9 am - 4 pm
                            Rockville, MD  20852-3001                 Drive-in: M-F      8 am - 6:30 pm
 with ATM                   (301) 770-6625
                            fax: (301) 770-6658


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