Form 10-K, Exhibit 13
period 1998-12-31
SUBURBAN BANCSHARES INC
filed 1999-03-24
CIK 768177

                                                                      EXHIBIT 13

Dear Shareholders, Customers, and Employees:

1998 was the second year of our "200 IN 2000" strategic plan, that is, reaching $200 million in assets by the end of the year 2000. We are pleased that our strategy of creative service to local business allowed us to meet our goal two years early. Suburban Bancshares had a 36% increase in assets for 1998, reaching $238.6 million at year's end. Our plan to maximize the efficiency of the Company's assets through this targeted growth strategy is working. Our net income increased 26% to $1,426,000 from $1,131,000 in 1997, and diluted earnings per common share rose to $0.13 in 1998 from $0.10 in 1997.

We continued to expand our distribution system in 1998 by opening our seventh branch, Rockville/White Flint, our third Montgomery County branch. Our strategy is to place branches in key business centers in the two counties in which we operate. We have identified an eighth branch site in Beltsville, Maryland, which we plan to open by summer 1999, bringing our Prince George's branch total to five. Our current expansion plans will be complete when we locate a final site in northern Montgomery County, most likely in late 2000.

1999 will be a year of systems improvements at Suburban Bank of Maryland. During the year, we will be making a significant investment of both time and money to bring enhanced capabilities to our customers through new avenues: a wide-area network linking all of our locations and a new computer services provider. These new capacities will enable the Company to continue to grow, while offering more sophisticated products and services to our customers. Throughout the year, we will also continue our progress toward Year 2000 compliance.

We believe the investments we are making will enable us to be the finest independent bank for small- to mid-size businesses in the Greater Washington marketplace. Increased asset size and efficiency will lead to increased earnings per share for our shareholders.

Thank you for your continuing support.

         /s/                                                     /s/

Winfield M. Kelly, Jr.                                     Stephen A. Horvath
Chairman of the Board and                                       President and
Chief Executive Officer                               Chief Operating Officer

A picture of the Chairman and the President, with the Company's headquarters building in the background, appears in the upper right-hand corner of this page, above the letter. Facing this page are three (3) bar charts showing the following data:


                                       1994                1995               1996               1997                1998
                                       ----                ----               ----               ----                ----
Total Assets (in millions)             $ 114              $ 115              $ 126              $ 176               $ 239

Total Loans (in millions)              $  67              $  66              $  79              $ 114               $ 132

Book Value (in dollars)                $0.95              $1.20              $1.63              $1.75               $1.89

                            SUBURBAN BANCSHARES, INC.
                            Annual Report Photo Text


                                 IT TAKES A TEAM

Successful business banking is a team sport. From bank directors to lending officers, from branch staff to operations personnel, providing desirable business banking is a mutual endeavor. At Suburban, we team up to do it right!

We begin with a simple mission: To enhance shareholder value through consistent earnings, quality loan and investment portfolios, and our leadership position in the small- to middle-market business communities.

We study the Prince George's and Montgomery Counties' business markets. Our market knowledge is enhanced through our board of directors. Being local business people, their industry expertise guides us in identifying local business requirements. As our 1998 director advertisements confirm: "It takes one to know one. Suburban Bank does it right. As directors, we make sure of it!"

The average age of a Suburban Banker is 42. The average manager has 19 years of experience with senior management exceeding 25. It is this quality banking personnel, coupled with our local board of directors, that has allowed us to grow 35% in assets and 26% in earnings in 1998! It takes a team!

The above text appears on the left side of a two-page spread. Accompanying the text is a collage of pictures of directors and officers with filler in the background. The following captions are associated with team members shown:

"Financing commercial and government receivables requires expertise. Suburban bankers do it right."
                  Bob Depew
                  President, Robert G. Depew and Associates, Inc.

"Accountants know the value a community-based banker offers to small business owners."
                  Barbara DiNenna-Corboy
                  Retired Chairman, DiNenna & Associates, CPA

"Competition is vital. So is cooperation. Our lenders and branch managers work in concert to meet the requirements of every customer."
                  Harry Koch, Senior Credit Officer
                  Joe Burnett, Senior Lending Officer
                  Cesar Cabrejas, Senior Branch Administrator

"Having started a small business, I know that bank financing can be formidable. Suburban's experience as a Preferred Lender for the SBA makes the process run smoothly."
                  Sam Botts
                  Partner, Jordan, Keys, Jessamy & Botts, LLP

                                CREATING A NICHE

We team with our enterprising business customers to provide new products and services to help them become more successful Our credit products are designed for small- to mid-sized businesses. In addition to traditional lines of credit and term loans, we are one of Maryland's leading Preferred Lenders for the U.S. Small Business Administration. We also specialize in lending to smaller government contractors. Our real estate team has both commercial and residential experience.

We offer our corporate customers cash management and electronic banking services specially designed for businesses. Their receivables can be collected faster through our wholesale mail lockbox. Any idle cash can be reduced through our end-of-the-day sweep accounts. Our PC banking service, Suburban OnLine, enables our business customers to monitor their commercial account activity and transfer balances directly from their computer.

As with the previous page, the text above appears on the left with another collage featuring directors and employees with the following captions:

"Finding a bank that understands medical practice financing can be a challenge. Suburban's small business focus enables them to excel."
                  Vince Palumbo, DDS

"Real estate sales and property management need a banker who knows the business and the community. Suburban's bankers know both."
                  Ken Michael
                  Chairman, The Michael Companies, Inc.

"Small businesses rely on us for government guaranteed lending and financing of government receivables. Our lenders work together to deliver the product that fits the customers best."
                  Bobbie Hart, Lee Reed, Chad Smith, Derek Whitwer and Joe Ruth

"Financing single family home builders and buyers requires expertise and functional coordination. Suburban does it well."
                  Bob Long
                  Chairman, Long Fence

                                WORKING AS A TEAM

Our personal banking services are offered to business owners and their employees, as well as to all individuals who bank with Suburban. Checking and investment products are available. Home equity lines and installment loans, as well as ATM machines, provide more options for personal banking relationships. Suburban's branch team provides these convenient personal banking services from seven offices in our two county market.

Suburban's growth is possible because of our quality operations and financial personnel. The technical expertise of the back room has enabled Suburban to grow assets $100 million in two years. Customers know their questions will be answered. People actually answer telephones at Suburban Bank of Maryland!

The collage opposite the above text features officers of Suburban Bank accompanied by the following captions:

"Our business customers use lending, deposit and cash management services. We work together to make banking at Suburban enjoyable."
                  Jeff Franklin, Branch Manager
                  Jerome Smallwood, Lender
                  Annette Pointer, Cash Management Officer

"Managing multiple escrow deposits requires time and attention. Our team of specialists has a product that does the accounting and banking for our customers so that they can concentrate on other tasks."
                  Lee Waltz, Branch Manager
                  Charlie Carns, Controller
                  Mary Smith, Operations Officer

"Individual retirement accounts and 401(k) plans help our small business customers meet the need of their employees. Our team of bankers are ready to offer any assistance."
                  Ed Shaffer, Branch Manager
                  Yolanda Stahura, Human Resources

"Home builders and home buyers alike expect the lending and mortgage process to go smoothly. Suburban's lenders meet those expectations."
                  Jeff Wagner, Commercial Lender
                  Rich Lichty, Mortgage Lender

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
SUMMARY FINANCIAL INFORMATION


in thousands, except per share data              1998          1997          1996          1995          1994

Results of Operations
---------------------
  Interest income                                 $14,246       $11,363        $9,176        $8,358         $7,156
  Interest expense                                  6,337         4,570         3,362         3,119          2,377
  Net interest income                               7,909         6,793         5,814         5,239          4,779
  Provision (recovery) for loan losses                415           254          (227)         (260)            39
  Noninterest income                                1,088           774           517         1,599            787
  Noninterest expense                               6,359         5,511         5,614         5,551          5,308
  Income tax expense (benefit)                        797           671        (4,058)            6             --
  Net income                                        1,426         1,131         5,002         1,541            219

Per Share Data
--------------
  Net income:
     Basic                                          $0.13         $0.10         $0.46         $0.17          $0.02
     Diluted                                         0.13          0.10          0.44          0.15           0.02
  Book value per share                               1.89          1.75          1.63          1.20           0.95

Financial Condition (December 31)
---------------------------------
  Total assets                                   $238,566      $175,666      $126,085      $115,431       $114,229
  Net loans                                       128,361       112,070        71,940        61,555         61,775
  Total deposits                                  207,380       152,802       107,573       101,889        104,402
  Total equity                                     20,712        19,182        17,831        13,096          8,587

Ratios
------
  Return on average assets                           0.72%         0.76%         4.42%         1.49%          0.21%
  Return on average equity                           7.14          6.14         36.35         15.29           2.51
  Net yield on earning assets                        4.33          5.02          5.57          5.50           5.05
  Average equity to average assets                  10.06         12.42         12.15          9.75           8.31
  Average loans to average deposits                 70.00         72.13         74.75         69.87          63.74

Average Balances
----------------
  Assets                                         $198,581      $148,281      $113,272      $103,377       $105,137
  Loans                                           119,623        92,200        74,014        64,616         60,577
  Earning assets                                  182,707       135,401       104,356        95,228         94,664
  Deposits                                        170,901       127,829        99,017        92,483         95,035
  Equity                                           19,971        18,412        13,760        10,080          8,734



PORTIONS OF THIS ANNUAL REPORT CONTAIN FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS OF GOALS, INTENTIONS, AND EXPECTATIONS, REGARDING OR BASED UPON GENERAL ECONOMIC CONDITIONS, INTEREST RATES, DEVELOPMENTS IN NATIONAL AND LOCAL MARKETS, THE COMPANY'S ABILITY TO ADDRESS THE YEAR 2000 ISSUE AND THE ABILITY OF THIRD PARTIES TO EFFECTIVELY ADDRESS THEIR YEAR 2000 ISSUES, AND OTHER MATTERS, WHICH, BY THEIR NATURE, ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES. BECAUSE OF THESE UNCERTAINTIES AND THE ASSUMPTIONS ON WHICH STATEMENTS IN THIS REPORT ARE BASED, THE ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THIS REPORT.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Suburban Bancshares, Inc. and Subsidiary

Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland (the "Company" or "Suburban"), provide a variety of banking services to businesses, professionals and individuals through seven branches located in Prince George's and Montgomery Counties in Maryland. In addition to commercial and personal depository services and cash management services, Suburban Bank of Maryland (the "Bank") offers lending products such as commercial loans, commercial real estate loans, Small Business Administration loans, asset-based loans, government contract loans and consumer loan products, including vehicle, home equity, mortgage and personal loans.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis of financial condition and results of operations includes forward looking statements, such as: statements of the Company's goals, intentions and expectations; estimates of risks and of future costs and benefits; and statements of the Company's ability to achieve financial and other goals. These forward looking statements are subject to significant uncertainties because they are based upon: future interest rates and other economic conditions; statements by suppliers of data processing equipment and services, government agencies, and other third parties as to year 2000 compliance and costs; future laws and regulations; and a variety of other matters. Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward looking statements. In addition, the Company's past growth and performance do not necessarily indicate its future results.

RESULTS OF OPERATIONS

Overview

Net income increased from $1,131,000 in 1997 to $1,426,000 in 1998, representing a 26.1% increase. Both basic and diluted earnings per common share for 1998 were $0.13 as compared to $0.10 per share for 1997. Book value per share was $1.89 at December 31, 1998, marking the fifth consecutive year for which an improvement in shareholders' equity was recorded. Return on average assets and return on average equity for 1998 were 0.72% and 7.14%, respectively.

The year 1998 reflected a continuation of the Company's aggressive growth strategy. Asset growth was 35.8%, a $62.9 million increase from $175.7 million in 1997 to $238.6 million in 1998. This asset growth in 1998 enabled the Company to exceed its goal of $200 million by 2000, two years early. Average assets rose $50.3 million, or 33.9%, reaching $198.6 million in 1998 from $148.3 million in 1997.

Key factors which influenced Suburban's performance in 1998 and factors which may influence future performance include:

- Loan growth of 16.0% to $131.7 million in 1998 from $113.5 million in 1997.

- Growth in deposits of 35.7%, reaching $207.4 million in 1998 from $152.8 million at the end of 1997.

- The opening of our seventh branch in Rockville/White Flint in January 1998, continuing our expansion program.

- Establishment of a mortgage loan division, offering a new product line to our consumer customer base.

- Improving asset quality as nonperforming assets (impaired loans plus foreclosed real estate) declined from $2.1 million or 1.2% of assets in 1997 to $1.7 million or 0.7% of assets in 1998.

- A declining net interest margin, as market rates declined in late 1998, and deposit growth outpaced loan growth.

The discussion which follows provides further detailed analysis regarding the financial condition and results of operations of Suburban Bancshares, Inc. and its subsidiary, Suburban Bank of Maryland, for the years 1996 through 1998. It is intended to assist readers in their analysis of the accompanying consolidated financial statements and notes.

Distribution of Assets, Liabilities and Shareholders' Equity

The following table provides certain information regarding the Company's average balances of assets and liability categories, interest income and expense, percentage distribution of earning assets and funding sources, and average rates and yields for the years ended December 31, 1998, 1997 and 1996. These yields and costs are derived by dividing income or expense by the average daily balance of the related asset or liability for the relevant period. Nonaccrual loans are included in average loans as earning assets.

AVERAGE BALANCES, INTEREST YIELDS AND RATES, AND NET INTEREST MARGIN (in thousands)


Years ended
December 31,                                  1998                                     1997


                           Average    % of      Interest  Average    Average    % of      Interest   Average
                            Balance   Earning             Yield       Balance   Earning              Yield
                                      Assets              or Rate               Assets               or Rate
                                      &                                         &
                                      Funding                                   Funding
ASSETS                                Sources                                   Sources

Interest-earning assets:
Loans                    $119,623     65.5%     $10,529    8.80%      $92,200   68.1%     $8,752     9.49%
Investment securities      34,712     19.0%       2,193    6.32%       27,471   20.3%      1,746     6.35%

Federal funds sold
and other deposits         28,372     15.5%       1,524    5.37%       15,730   11.6%        865     5.50%
                           ------                 -----                ------                ---


Total interest-earning
assets                    182,707    100.0%      14,246    7.80%      135,401  100.0%     11,363     8.39%


Noninterest-earning
assets:

Cash and due from          10,200                                       7,517
banks

Premises and
equipment                   1,716                                       1,591
                                                                        5,302
Other assets                5,441

Less:  Allowance for
loan losses                (1,483)                                     (1,530)
                           ------                                      ------

Total noninterest-
earning assets             15,874                                      12,880


TOTAL ASSETS             $198,581                                    $148,281

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-bearing
liabilities:
Checking and money
market deposits           $68,645     38.7%      $2,432    3.54%      $52,389    40.6%    $1,886      3.60%
Savings deposits           25,779     14.5%       1,139    4.42%       23,887    18.5%     1,144      4.79%
Time deposits              45,513     25.7%       2,512    5.52%       27,111    21.0%     1,490      5.50%
Securities sold under
repurchase agreements       6,549      3.7%         254    3.87%        1,220     1.0%        50      4.08%
                            -----                   ---                 -----                 --

Total interest-bearing
liabilities               146,486     82.6%       6,337    4.33%      104,607    81.1%     4,570      4.37%


Noninterest-bearing
deposits                   30,964     17.4%                            24,442    18.9%
                           ------                                      ------

Total funding sources     177,450    100.0%       6,337    3.57%      129,049   100.0%     4,570      3.54%

Other liabilities           1,160                                         820
                            -----                                         ---


TOTAL
LIABILITIES               178,610                                     129,869


Shareholders' equity       19,971                                      18,412
                           ------                                      ------

TOTAL
LIABILITIES AND
SHAREHOLDERS'
EQUITY                   $198,581                                    $148,281

Net interest income                              $7,909                                   $6,793

                                                                                                      4.85%
Net interest spread                                        4.23%

Net interest margin                                        4.33%                                      5.02%




Years ended
December 31,                                1996


                           Average     % of      Interest  Average
                            Balance    Earning             Yield or
                                       Assets              Rate
                                       &
                                       Funding
ASSETS                                 Sources

Interest-earning assets:
Loans                     $74,014      70.9%    $7,409    10.01%
Investment securities      17,325      16.6%     1,080     6.23%

Federal funds sold
and other deposits         13,017      12.5%       687     5.28%
                           ------      ----        ---


Total interest-earning
assets                    104,356     100.0%     9,176     8.79%


Noninterest-earning
assets:

Cash and due from           7,073
banks

Premises and
equipment                   1,213
                            2,155
Other assets

Less:  Allowance for
loan losses                (1,525)
                           ------

Total noninterest-
earning assets              8,916


TOTAL ASSETS             $113,272

LIABILITIES AND
SHAREHOLDERS' EQUITY

Interest-bearing
liabilities:
Checking and money
market deposits           $47,337      47.8%    $1,625     3.43%
Savings deposits            8,849       9.0%       405     4.58%
Time deposits              23,499      23.7%     1,332     5.67%
Securities sold under
repurchase agreements          --        --       --         --
                           ------               -------

Total interest-bearing
liabilities                79,685      80.5%     3,362     4.22%


Noninterest-bearing
deposits                   19,332      19.5%
                           ------

Total funding sources      99,017     100.0%     3,362     3.39%

Other liabilities             495
                              ---


TOTAL
LIABILITIES                99,512


Shareholders' equity       13,760
                           ------

TOTAL
LIABILITIES AND
SHAREHOLDERS'
EQUITY                   $113,272

Net interest income                             $5,814

                                                           5.40%
Net interest spread

Net interest margin                                        5.57%

Net Interest Income and Net Interest Margin

The principal source of the Company's earnings, net interest income, is defined as the difference between income on assets and the cost of funds supporting those assets. Earning assets are composed primarily of loans and investment securities while deposits and short-term borrowings, in the form of securities sold under repurchase agreements, comprise interest-bearing liabilities. Noninterest-bearing checking deposits are another component of funding sources. Variations in the volume and mix of these assets and liabilities, as well as changes in the yields earned and rates paid, impact the level of net interest income.

Net interest income rose $1,116,000, or 16.4%, in 1998 to $7,909,000 from $6,793,000 in 1997, the result of the significant growth in both loan and deposit volume. In 1997, net interest income rose 16.8%, or $979,000, for the same reason.

The net interest margin represents the Company's net yield on its earning assets and is calculated as net interest income divided by average earning assets. In 1998, the net interest margin fell to 4.33%, a 69 basis point decrease from 5.02% for the prior year. Negative influences on the margin include a lower loan yield, a higher cost of funds and a lower ratio of loans to earning assets. These negative factors were mitigated by the increase in volume on both sides of the balance sheet. In 1997, the net interest margin fell 55 basis points from 5.57%, the result of a change in the mix of earning assets toward a lower percentage of loans, which traditionally provide a higher return than other earning assets, and a higher cost of funds; these negative factors were somewhat mitigated by a higher yield on the investment portfolio.

Changes in the volume of earning assets and interest-bearing liabilities impact both interest income and interest expense. Average earning assets rose $47,306,000, or 34.9%, to $182,707,000 in 1998 from $135,401,000 in 1997. Total average funding sources rose $48,401,000, or 37.5%, during the same period, with $41,879,000, of those funds, or 86.5% of the growth, in interest-bearing accounts. Because this growth resulted in an increase in the percentage of interest-bearing funds to total funds, the cost of funds rose, producing a negative impact on net interest income. In 1997, earning assets grew $31,045,000, or 29.7%, from $104,356,000 in 1996, with $24,922,000, or 83.0% of the growth in funding sources, provided by interest-bearing sources of funds.

Changes in the composition of earning assets and of funding sources also impact the level of net interest income. In 1998 as in 1997, the growth in loans did not keep pace with deposit or funding growth and resulted in a decrease in the ratio of loans to earning assets, while interest-bearing funds increased as a percentage of funding sources, both factors providing a negative influence on the margin. In 1997, average loans were 68.1% of total earning assets and in 1998, the ratio decreased to 65.5%. As the loan mix declined, the mix of investment securities and overnight investments increased from 31.9% in 1997 to 34.5% in 1998. On the liability side of the balance sheet, the composition of interest-bearing funding sources shifted toward a higher percentage of funds in higher cost sources. This shift added to the negative effect of a higher ratio of interest-bearing sources as a percentage of total sources of funds. As total interest-bearing funds increased to 82.6% of total funding sources in 1998 from 81.1% in 1997, the percentage of funds deposited in higher cost time deposit and repurchase agreements increased to 29.4% in 1998 from 22.0% in 1997 and the percentage of lower-cost checking, money market, and savings deposits decreased to 53.2% from 59.1%.

Both changes in interest rates received on earning assets and changes in rates paid on funding sources negatively affected the net interest margin in 1998. The yield on earning assets fell in 1998 to 7.80% from 8.39% in 1997, as loan yields dropped to 8.80% from 9.49%. The lower yield on loans was the combined effect of competitive factors in our market, a declining interest rate environment with three (3) prime lending rate changes in the fourth quarter of 1998, and a lower rate earned on a portfolio of the guaranteed portion of SBA loans, which were purchased during the last half of 1997 and early 1998. This pool, totaling $19,198,000, represents 16.0% of the average loan portfolio, and because of the reduced risk associated with the pool, the yield at 7.15% is less than loans without the backing of a government guarantee. The yield on the investment portfolio remained relatively stable as we extended the overall maturity of the portfolio, and the return on federal funds fell only 13 basis points on average for the year.

A relatively small increase in the cost of funds also reduced the margin, as rates paid for funds rose to 3.57% for 1998 from 3.54% in 1997, a 3 basis point increase. As competition for funds increased in late 1996 and early 1997, the Company offered a special rate on savings accounts, a typically stable source of funds, which brought in new funds and also resulted in some shifts within the deposit base. Savings accounts rose to an average of $23,887,000, an increase of $15,038,000, with an average cost of 4.79% in 1997. In 1998, that growth subsided with savings rising only $1,892,000, to $25,779,000, and the savings rate fell 37 basis points to 4.42%. Growth in time deposits, however, was $18,402,000, or 67.9%, from an average of $27,111,000 in 1997 to $45,513,000 in
1998, at a slightly higher rate. Rates paid on other interest-bearing funds fell but the decline did not offset the effect of the drop in the loan yield.

Provision for Loan Losses

The Company makes provisions for loan losses in order to maintain an allowance, or reserve, for losses on loans at a level deemed appropriate. The allowance for loan losses reflects management's judgment as to the level considered appropriate to absorb such losses based upon a review of many factors, including historical loss experience, adverse situations that may affect the borrower's ability to repay

(including the timing of future payments), economic conditions and trends, loan portfolio volume mix, loan performance trends, the value and adequacy of collateral, and the Company's internal credit review process. Based on this ongoing evaluation, management determines the provision or reversal necessary to maintain an appropriate allowance.

In 1998, the Company recorded a provision for loan losses of $415,000, as loan volume increased; loan charge-offs totaled $470,000, an increase of $52,000 from $418,000 in 1997, and recoveries declined to $106,000 from $129,000 in 1997.

In 1997, the Company recognized a provision for loan losses of $254,000, also the result of increasing loan volume. In 1996, a reverse provision of $227,000 was recorded to reduce an excess in the allowance for loan losses created by recoveries on loans previously charged off and the disposition of nonperforming loans.

Noninterest Income

In 1998, noninterest income rose 40.6% to $1,088,000 from $774,000 in 1997, the result of $205,000 of income generated by a newly created mortgage loan division, the recognition of a premium on the sale of SBA loans of $39,000 and a gain of $12,000 on the sale of securities.

Noninterest income increased 49.7% in 1997 from $517,000 in 1996. The increase was primarily in deposit account service charges, the result of both deposit account growth and new deposit-related services being offered. Fees for other services rose, as well, as the growing customer base utilized multiple services within the expanded product line.

Noninterest Expenses

Noninterest expenses rose 15.4%, or $848,000, in 1998 to $6,359,000 from $5,511,000 in 1997. This increase was primarily the result of the start-up costs for the mortgage division, the costs associated with the opening of our seventh branch early in 1998, and higher data processing costs.

Noninterest expenses declined 1.8% in 1997 from $5,614,000 in 1996. The comparability of results for 1997 and 1996 are impacted by nonrecurring events in 1996 which precipitated the recognition of additional expenses as the Company disposed of nonperforming assets and recognized a loss on the transactions totaling $611,000, and expenses associated with a corporate reorganization were $151,000. The reduction of expenses in 1997 resulting from these nonrecurring expenses in 1996 was partially offset by rising costs associated with a new branch opening in late 1996 and the renovation of our Greenbelt headquarters in 1997.

The Bank opened a new full-service banking office in Bethesda, Maryland in November 1996, and a full-service branch in Rockville/White Flint, Maryland in January 1998. The increased operating expenses of new offices are not immediately offset by income until the offices become established, which, though not assured, often occurs after approximately three to four years.

Please reference Note I to the Consolidated Financial Statement for a breakdown of Other Expenses.

Deferred Income Taxes

Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, requires the recognition of income tax benefits of loss carryforwards and temporary differences when it is "more likely than not" that they will be realized from the Company's future earnings capacity. At December 31, 1996, the Company recognized net deferred tax assets of $4,058,000 including approximately $3,930,000 relating to tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization of these benefits depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net deferred tax asset will be realized. The amount of the net deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax. In 1998, the net deferred tax asset was reduced by the income tax expense of $797,000 and the change in the tax on the unrealized gain on securities available for sale of $66,000, net of the estimated tax payments of $38,000. In 1997, the net deferred tax asset was reduced by the income tax expense of $671,000 and the tax on the unrealized gain on securities available for sale of $119,000, net of the estimated alternative minimum tax of $32,000. At December 31, 1998, the net deferred tax asset was $2,474,000, including approximately $2,154,000 relating to tax loss carryforwards.

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

The recorded investment in loans that were considered impaired was $1,160,000 and $1,763,000 at December 31, 1998 and 1997, respectively, a decrease of $603,000, as one large loan moved to foreclosed real estate and was subsequently sold.

Real estate acquired through foreclosure is carried at fair value less estimated selling costs, based upon current market conditions and expected cash flows. Foreclosed real estate rose $186,000, or 53.3% to $535,000 at December 31, 1998 from $349,000 at December 31, 1997. This increase was the result of the addition of two properties to foreclosed real estate in 1998.

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

At December 31, 1998, the allowance for loan losses was $1,524,000, and at the end of 1997 it was $1,473,000. The combined effect of substantial loan growth and higher net charge-offs, offset by the low risk factor of a portfolio of government guaranteed loans which comprise 15.8% of the total loan portfolio at year end and a decrease in loans that were considered impaired, was an increase of $51,000 in the allowance for loan losses in 1998. The activity in the allowance for loan losses is shown in the following schedule:

                                      Years ended December 31,

in thousands                              1998           1997           1996
Balance at beginning of year               $ 1,473        $ 1,508        $ 1,467
Provision (recovery) for loan losses           415            254           (227)
Loans charged off                             (470)          (418)          (444)
Recoveries                                     106            129            712
                                           -------        -------        -------
Balance at end of year                     $ 1,524        $ 1,473        $ 1,508


The allowance for loan losses fell to $1,473,000 at the end of 1997 from $1,508,000 at December 31, 1996. During 1997, 51.8% of the loan growth of $34,162,000 was in loans with a low risk factor because of the government guarantee on SBA loans purchased. The effect of this lower risk factor plus the effect of the disposition of nonperforming loans in 1996 was a reduction of $35,000 in the reserve.

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

Core deposits normally provide a stable source of liquidity for the Company. These core deposits are composed of noninterest checking accounts, interest checking and money market accounts, and savings and individual retirement accounts. This core deposit base represented

73.4% of total funding sources at December 31, 1998, compared to 77.6% at the end of 1997. Offsetting this decrease is an increase in the level of readily marketable assets, which is another indicator of adequate liquidity. These liquid assets, securities available for sale, overnight federal funds and the guaranteed portion of SBA loans in the loan portfolio, were 49.4% of total assets at December 31, 1998 and 40.5% at December 31, 1997.

As a supplementary source of short-term liquidity, the Bank maintains $6,000,000 of reverse repurchase lines of credit and unsecured lines of credit totaling $4,500,000 with correspondent banks. These correspondents meet regulatory capital requirements for well capitalized financial institutions, thereby minimizing the risk that might be associated with this level of interbank exposure. The Bank has not needed to utilize these backup lines as internally generated liquidity has provided ample resources.

Interest sensitivity pertains to the volatility of earnings resulting from interest rate fluctuations. The management of interest rate risk has two goals: to minimize fluctuations in net interest income and net income, and to identify the potential change in the Company's market value of portfolio equity. Interest rate risk can be defined or measured as either the change in earnings that results from changes in interest rates (earnings at risk) or a change in the theoretical market value of the Company (economic value at risk). Economic value at risk is essentially the value of equity at risk. The Company recognizes that with return, there must be risk; however, the levels of risk must be contained within tolerable limits as established by the Asset/Liability Management Committee and the Investment Committee.

One method of measuring the Company's interest rate sensitivity is the "gap" report, which measures the mismatch in repricing between interest-sensitive assets and liabilities and provides a general indication of the interest sensitivity of the balance sheet at a point in time. By limiting the size of the gap position, the Company can limit the net interest income at risk arising from pricing imbalances. The gap schedule shown below reflects the earlier of the maturity or repricing dates for various interest-earning assets and interest-bearing liabilities at December 31, 1998.


                       Interest Rate Sensitivity Analysis

                                                                Over 3
                                             3 months or        months to    Over 1 year     Over 5
in thousands                                    less             1 year       to 5 years      years            Total

Interest-earning assets:
   Federal funds sold                         $ 43,093        $      --        $     --   $        --        $ 43,093
   Investments                                   5,647           15,516          13,578        11,102          45,843
   Loans (1)                                    78,376           16,160          28,624         6,747         129,907
      Total interest-earning assets            127,116           31,676          42,202        17,849         218,843
Cumulative rate sensitive assets               127,116          158,792         200,994       218,843

Interest-bearing liabilities:
   Interest checking deposits                 $ 14,650        $      --        $     --   $        --        $ 14,650
   Money market deposits                      $ 76,844               --              --            --          76,844
   Savings deposits                             25,999               --              --            --          25,999
   Time deposits                                 4,890           22,526          24,964            --          52,380
   Securities sold under repurchase
agreements                                       9,523               --              --            --           9,523
      Total interest-bearing liabilities       131,906           22,526          24,964            --         179,396
Cumulative rate sensitive liabilities          131,906          154,432         179,396       179,396

GAP $                                         $(4,790)        $   9,150       $  17,238       $17,849
CUMULATIVE GAP                                 (4,790)            4,360          21,598        39,447        $ 39,447
CUMULATIVE GAP TO TOTAL ASSETS                  -2.01%            1.83%           9.05%        16.54%

(1) Excludes net deferred fees of ($22).


The amount of assets and liabilities shown which reprice or mature during a particular period were determined in accordance with the earlier of term to repricing or the contractual terms of the asset or liability. The Company has assumed that its savings, interest checking and money market accounts reprice daily and that investments with call options will be called. At December 31, 1998, the Company's one-year interest sensitivity gap (the difference between the amount of interest-earning assets anticipated by the Company, based on certain assumptions, to mature or reprice within one year and the amount of interest-bearing liabilities anticipated by the Company, based on certain assumptions, to mature or reprice within one year) as a percentage to total assets was positive 1.83%. This slightly positive gap position means that the

Company had $4,360,000 more assets than liabilities repricing within one year. This generally indicates that in a period of rising interest rates, the Company's net interest income may improve. Conversely, in a declining interest rate environment, the Company's net interest income may be adversely affected.

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

The Asset/Liability Committee has established limits or guidelines on earnings and economic value at risk and monitors the Company's performance against these guidelines, as well as peer results, on a quarterly basis. The Company's policy is to limit the percentage change in annual net interest income to -15% and in economic value to -20% from an immediate and sustained parallel shift in interest rates of 200 basis points. As of December 31, 1998, the estimated sensitivity profile for the Company was as follows:

                                        Immediate Change in Rates          Policy Limitation

                                            +200 BP          -200 BP
                                            -------          -------
Net interest income at risk                   10.00%             -9.9%          -15%

Economic value at risk                         9.56%            -13.8%          -20%


Both of the above tools used to assess interest rate risk have strengths and weaknesses. Because the gap reflects a static position at a single point in time, it is limited in quantifying the total impact of market rate changes which do not affect all earning assets and interest-bearing liabilities equally or simultaneously. In addition, gap reports depict the existing structure, excluding exposure arising from new business. While the simulation process is a powerful tool in analyzing interest rate sensitivity, many of the assumptions used in the process are both highly qualitative and subjective and subject to the risk that past historical activity may not generate accurate predictions of the future. Both measurement tools, however, provide a comprehensive evaluation of the exposure to changes in interest rates, assisting the Company in its efforts to manage the volatility of earnings.

CAPITAL RESOURCES AND ADEQUACY

Shareholders' equity was $20,712,000 at December 31, 1998 representing an 8.0% increase from $19,182,000 at the end of 1997. Equity growth in 1998 was primarily attributable to the earnings of the Company of $1,426,000. Also contributing to the increase was the impact of the change in unrealized gains on securities available for sale of $104,000, net of taxes.

In 1997, shareholders' equity increased $1,351,000, or 7.6%, from $17,831,000 at December 31, 1996. Earnings of $1,131,000, and an increase in the market value of the Company's available for sale securities of $220,000, were the components of this rise in equity.

A combination of the leverage capital ratio and the risk-based capital ratios is used to categorize banks as well capitalized, adequately capitalized, or under capitalized financial institutions under the guidelines established by the Federal Deposit Insurance Corporation Improvement Act of 1991. A financial institution is considered "well capitalized" if it has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, and a leverage ratio of 5% or greater, and it is not subject to a written agreement, order, or directive. At December 31, 1998 and 1997, the Company was considered to be a well capitalized financial institution for regulatory purposes.

One measure of capital adequacy is the risk-based capital ratio or the ratio of total capital to risk-adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2). Tier 1 capital consists of common equity, excluding unrealized gains or losses on available for sale securities and a disallowed portion of the deferred tax asset. Tier 2 capital consists of a qualifying portion of the allowance for loan losses. Assets, both on- and off-balance-sheet items, are weighted according to the underlying risk associated with the item and are assigned a risk weighting ranging from 0 to 100%. Financial institutions are expected to meet a minimum ratio of total qualifying capital to risk-weighted assets of 8%, with at least half of that percentage (4%) in the form of core capital. At December 31, 1998, the Company reported a Tier 1 risk-based capital ratio of 15.47% and a ratio of 16.65% based on total capital. Both ratios were well above the general regulatory minimums of 4% and 8%, respectively.

Another capital adequacy measure is the leverage capital ratio, which is calculated by dividing average total assets for the most recent quarter into core (Tier 1) capital. The regulatory minimum for this ratio is 3%, with most financial institutions required to maintain a ratio of a least 4% to 5%, depending upon risk profiles and other factors. At December 31, 1998, the leverage capital ratio for the Company was 9.13%.

YEAR 2000 PROJECT

Many computer programs now in use have not been designed to properly recognize years after 1999. If not corrected, these programs could fail or create erroneous results. This Year 2000 ("Y2K") issue affects the entire banking industry because of its reliance on computers and other equipment that use computer chips. This problem is not limited to computer systems. Y2K issues may affect every system that has an embedded microchip, such as automated teller machines, elevators, vaults, heating, air conditioning, and security systems. Y2K issues may also affect the operation of third parties with whom the Company does business such as vendors, suppliers, utility companies, and customers.

Risks Related to Year 2000

The Y2K issue poses certain risks to the Company and its operations. Some of these risks are present because the Company purchases technology and information system applications from other parties who also face Y2K challenges. Other risks are specific to the banking industry.

Commercial banks may experience a deposit base reduction if customers withdraw significant amounts of cash in anticipation of Y2K. Such a deposit contraction could cause an increase in interest rates, require the Company to locate alternative sources of funding or sell investment securities or other liquid assets to meet liquidity needs, and may reduce future earnings. To reduce customer concerns regarding Y2K noncompliance, a customer awareness plan has been implemented which is directed towards making deposit customers knowledgeable about the Company's Y2K compliance efforts.

The Company lends significant amounts to businesses and individuals in its marketing areas. If these borrowers are adversely affected by Y2K problems, they may not be able to repay their loans in a timely manner. This increased credit risk could adversely affect the Company's financial performance. In an effort to identify any potential loan loss risk because of borrower Y2K noncompliance, all loan customers with loans or commitments exceeding $250,000 have been visited by calling officers for the purpose of discussing their Y2K plans and for the completion of a Y2K questionnaire.

The Company's operations, like those of many other companies, can be adversely affected by Y2K triggered failures which may be experienced by third parties upon whom the Company relies for processing transactions. The Company has identified all critical third-party service providers and vendors and is monitoring their Y2K compliance programs. The Company's primary supplier of data processing services has adopted a Y2K compliance plan which includes a timetable for making changes necessary to be able to provide services in the Y2K. That supplier has provided written assurances to the Company regarding its progress toward Y2K compliance and has been examined for Y2K readiness by federal bank examiners.

The Company's operations may also be adversely affected by Y2K related failures of third party providers of electricity, telecommunications services and other utility services. The Y2K compliance of these providers is largely beyond the control of the Company.

The Company's State of Readiness

The Company has created a task force to establish a Y2K plan to prevent or mitigate the adverse effects of the Y2K issue on the Company and its customers. Goals of the Y2K plan include identifying Y2K risks, information systems and equipment used by the Company, informing customers of Y2K issues and risks, establishing a contingency plan for operating if Y2K issues cause important systems or equipment to fail, implementing changes necessary to achieve Y2K compliance, and verifying that these changes are effective. The Federal Deposit Insurance Corporation has examined the Company's Y2K compliance plan and the Company's progress in its implementation. In addition, the Board of Directors is carefully monitoring progress under the plan on a monthly basis.

The assessment phase included an inventory and physical date rollover testing of all computer hardware, and an identification of other systems or functions that may be impacted by the date change. The Company has moved aggressively to verify with third-party vendors and service providers that software and non-IT systems are, or will be, Year 2000 compliant, and will complete the process of internal testing of critical systems by March 31, 1999. Critical systems include communication with the Federal Reserve via Fedline, the computer system and item processing system, both of which are provided by the third party servicers, and the wide-area network supporting communications between offices. Non-critical systems that have been tested for date transition include ATMs, payroll, accounts payable, internal telephone systems and general operational hardware such as fax machines, postage meters, and copiers, some of which required software enhancements and some, replacements.

As a result of the Company's planned migration to new data processing and item processing providers in May 1999, and the planned enhancement of our inter-branch communication network through a wide-area network, the hardware replacement costs resulting from date recognition failure have been replaced by equipment costs for support of the new network environment. Costs related to the migration will approximate $260,000, to be amortized over the life of each of the contracts, and costs associated with the installation of the wide-area network will total approximately $380,000, which will be depreciated over its useful life. A one-time de-conversion charge plus annual costs of the new systems will result in a charge to income of approximately $120,000 in 1999, and will not materially impact the results of operations in those or future years. The Company has been assured that the new systems are Year 2000 compliant and will test the wide-area network and use proxy-testing for the systems provided by third party servicers to verify their readiness prior to March 31, 1999.

In addition, an ongoing awareness campaign has been implemented to inform customers and shareholders of the potential problem and its implications, and our employees are kept informed of the issue and of our progress toward minimizing its impact.

While management currently believes that its Year 2000 plans for monitoring third-party progress and subsequent systems testing will mitigate the Year 2000 problem, if the service providers and customers, upon whom we rely, are not in compliance, the Year 2000 issue may have a material adverse impact on the operation of the Bank. The Company has established contingency plans in case of failure resulting from the date change issue, and will be prepared to function on a limited basis until such failure is corrected. Because the Bank is a relatively small financial institution, daily transactions, deposits, withdrawals and payments, can be processed normally, and accounts can be updated manually until computer connectivity is re-established. Delays in processing transactions may result in the event that the Company is forced to process transactions manually and may disrupt normal business activities of the Company and its customers.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

                                                                                     Years ended December 31,

in thousands                                                                       1998                 1997

ASSETS
 Cash and due from banks                                                          $   12,280          $   10,759
 Federal funds sold                                                                   43,093              15,569
 Investment securities available for sale                                             45,843              30,360
 Loans held for sale                                                                   1,814                  --
 Loans                                                                               129,885             113,543
   Less: Allowance for loan losses                                                    (1,524)             (1,473)
 Loans, net                                                                          128,361             112,070
 Premises and equipment, net                                                           1,683               1,658
 Foreclosed real estate                                                                  535                 349
 Accrued interest receivable                                                           1,387               1,172
 Deferred income taxes                                                                 2,474               3,299
 Other assets                                                                          1,096                 430

TOTAL ASSETS                                                                        $238,566            $175,666

LIABILITIES AND SHAREHOLDERS' EQUITY

  Deposits:
    Noninterest-bearing deposits                                                  $   37,507           $  28,856
    Interest-bearing deposits                                                        169,873             123,946
        Total deposits                                                               207,380             152,802
  Securities sold under repurchase agreements                                          9,523               3,049
  Accrued expenses and other liabilities                                                 951                 633
        Total liabilities                                                            217,854             156,484

Commitments and contingent liabilities
                                                                                          --                  --

Shareholders' equity
  Preferred stock, $.01 par value, 1,000,000 shares authorized; no
  shares issued or outstanding                                                            --                  --
  Common stock, $.01 par value, 20,000,000 shares authorized;
  10,951,218 shares issued and outstanding at December 31, 1998
  and December 31, 1997                                                                  109                 109
  Paid-in capital -- stock options                                                       534                 534
  Additional paid-in capital                                                          25,259              25,259
  Accumulated deficit                                                                 (5,484)             (6,910)
  Accumulated other comprehensive income                                                 294                 190
      Total shareholders' equity                                                      20,712              19,182

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                          $238,566            $175,666

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     Years ended December 31,

in thousands, except per share data                                              1998          1997         1996

INTEREST INCOME
Interest and fees on loans                                                        $10,529      $ 8,752       $7,409
Taxable interest on securities                                                      2,193        1,746        1,080
Interest on federal funds sold and deposits with other banks                        1,524          865          687
    Total interest income                                                          14,246       11,363        9,176

INTEREST EXPENSE
Interest on deposits                                                                6,083        4,520        3,362
Interest on short-term borrowings                                                     254           50           --
    Total interest expense                                                          6,337        4,570        3,362

NET INTEREST INCOME                                                                 7,909        6,793        5,814
Provision for loan losses                                                             415          254         (227)
Net interest income after provision for loan losses                                 7,494        6,539        6,041

NONINTEREST INCOME
Service charges on deposit accounts                                                   645          612          394
Gain on sale of investment securities                                                  12           --           --
Other income                                                                          431          162          123
    Total noninterest income                                                        1,088          774          517

NONINTEREST EXPENSE
Salaries and employee benefits                                                      3,411        2,873        2,743
Occupancy expense                                                                     741          673          518
Furniture and equipment expense                                                       264          222          153
(Gain) loss on sale of loans and foreclosed assets                                   (20)           --          611
Other expense                                                                       1,963        1,743        1,589
    Total noninterest expense                                                       6,359        5,511        5,614

Income before income taxes                                                          2,223        1,802          944
    Income tax expense (benefit)                                                      797          671       (4,058)

NET INCOME                                                                         $1,426       $1,131       $5,002
Basic earnings per common share                                                     $0.13        $0.10        $0.46
Diluted earnings per common share                                                    0.13         0.10         0.44


See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          Years ended December 31,

in thousands                                                                         1998            1997           1996
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income
 Adjustments to reconcile net income to net cash provided (used) by operating           $1,426          $1,131         $5,002
 activities:
    Depreciation                                                                           247             194            129
    Provision (recovery) for loan losses                                                   415             254           (227)
    Provision for losses on foreclosed real estate                                          34              --             --
    Deferred income tax expense (benefit)                                                  760             639         (4,058)
    Originations of loans held for sale                                                 (5,834)             --         (2,641)
    Proceeds from loan sales                                                             4,614              --            382
    (Gain) loss on sale of loans                                                                            --            434
    Net realized gains on investment securities                                                             --             --
    Net accretion on securities                                                           (117)            (87)           (55)
    (Decrease) increase in net deferred loan fees                                          (69)            (41)            24
    Net increase in premium on loans purchased                                            (308)         (1,513)            --
    (Increase) decrease in accrued income and other assets                                (882)           (327)           259
    Increase (decrease) in accrued expenses and other liabilities                          318             (48)           235
    (Gain) loss on sale of foreclosed real estate                                          (15)             --            177

Net cash provided (used) by operating activities                                           529             202           (339)

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net decrease in deposits with other banks                                               --              --          2,220
    (Increase) decrease in federal funds sold                                          (27,524)         (3,354)         4,275
    Purchases of available for sale securities                                         (25,511)        (17,438)       (11,819)
    Proceeds from maturities of available for sale securities                            9,250           8,775          8,235
    Proceeds from prepayments of principal on securities                                   125             110            150
    Proceeds from sales of available for sale securities                                 1,031              --             --
    Net increase in other securities                                                       (80)            (91)            --
    Net increase in loans                                                              (12,227)        (14,713)       (11,014)
    Purchases of loans                                                                  (5,607)        (18,320)            --
    Net purchases of premises and equipment                                               (272)           (538)          (252)
    Proceeds from sale of foreclosed real estate                                           755              --            777

Net cash used in investing activities                                                   (60,060)        (45,569)        (7,428)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Net increase in total deposits                                                      54,578          45,229          5,684
    Net increase in securities sold under agreements to repurchase                       6,474           3,049             --

    Net cash provided by financing activities                                           61,052          48,278          5,684

Net increase (decrease) in cash and due from banks                                       1,521           2,911         (2,083)
Cash and due from banks at beginning of period                                          10,759           7,848          9,931

Cash and due from banks at end of period                                               $12,280         $10,759         $7,848

Interest paid                                                                           $6,283          $4,523         $3,378
Income taxes paid                                                                           38              --             --
Loans transferred to foreclosed real estate                                                961             136             15
Loans transferred to loans held for sale                                                   545              --             --

See accompanying notes to consolidated financial statements.

SUBURBAN BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                          Accumulated
                                                                                             Other
                                                       Comprehensive     Accumulated     Comprehensive    Common        Paid-in
in thousands                                Total          Income          Deficit           Income         Stock       Capital

Year ended December 31, 1996

Beginning balance                           $13,096                       $(13,043)          $ 237          $109        $25,793
Comprehensive income:
  Net income                                  5,002         $5,002           5,002
  Other comprehensive income, net of tax:
     Unrealized losses on securities           (267)          (267)                           (267)
                                                            ------
Comprehensive income                                        $4,735
                                            -------         ======        ---------          ------         ----        -------
Ending balance                              $17,831                       $ (8,041)          $ (30)         $109        $25,793
                                            =======                       =========          ======         ====        =======

Year ended December 31, 1997

Beginning balance                           $17,831                       $ (8,041)          $ (30)         $109        $25,793
Comprehensive income:
  Net income                                  1,131         $1,131           1,131
  Other comprehensive income, net of tax:
     Unrealized gains on securities             220            220                             220
                                                            ------
Comprehensive income                                        $1,351
                                                            ======
                                            -------                       ---------          -----          ----        -------
Ending balance                              $19,182                       $ (6,910)          $ 190          $109        $25,793
                                            =======                       =========          =====          ====        =======


Year ended December 31, 1998


Beginning balance                           $19,182                       $ (6,910)          $ 190          $109        $25,793
Comprehensive income:
   Net income                                 1,426         $1,426           1,426
   Other comprehensive income, net of tax:
     Unrealized gains on securities of $104
net of reclassification adjustment for
gains included in net income of $0              104            104                             104
                                                            ------
Comprehensive income                                        $1,530
                                            -------         ======        ---------          -----          ----        -------
Ending balance                              $20,712                       $ (5,484)          $ 294          $109        $25,793
                                            =======                       =========          =====          ====        =======


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

NOTE A ACCOUNTING POLICIES

The accounting and reporting policies of Suburban Bancshares, Inc. and its subsidiary (the "Company") are in conformity with generally accepted accounting principles and conform to general practices within the banking industry. Certain reclassifications have been made to conform the prior year's financial statements to the 1998 presentation. The following is a summary of the significant policies:

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

(3)      CASH AND DUE FROM BANKS

The Bank is required to maintain reserves against its deposits with the Federal Reserve Bank. The balances of such reserves at December 31, 1998 and 1997 were $1,039,000 and $1,212,000, respectively. At December 31, 1998, Suburban Maryland had secured reverse repurchase lines of credit aggregating $6,000,000 and unsecured lines of credit totaling $4,500,000 for short-term financing, all of which was available at that date. None of these financing arrangements required compensating balances. For purposes of the Consolidated Statements of Cash Flows, the Company considers cash and due from banks to be cash and cash equivalents.

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

(11)     STOCK-BASED COMPENSATION

Stock-based compensation is recognized using the intrinsic value method. For disclosure purposes, pro forma net income and earnings per share impacts are provided as if the fair value method had been applied.

(12)     COMPREHENSIVE INCOME

In June 1997, Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"), was issued and establishes standards for reporting and displaying comprehensive income and its components. SFAS 130 requires comprehensive income and its components, as recognized under the accounting standard, to be displayed in a financial statement with the same prominence as other financial statements. The Company adopted the standard, as required, beginning in 1998; adoption of this disclosure requirement had no impact on the financial position or results of operations of the Company.

(13)     NEW ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS 131"), which was issued in June 1997 established new standards for reporting information about operating segments in annual and interim financial statements. The standard requires descriptive information about the way that operating segments are determined, the products and services provided by the segments and the nature of differences between reportable years beginning after December 15, 1997. Operating segments are defined under the Standard based on the availability and utilization of discrete financial information as well as the necessity for this discrete financial information to meet certain quantitative thresholds. Management believes that it has no components that qualify as an operating segment under SFAS 131 for the year ended December 31, 1998.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement allows derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. The statement also provides for offsetting changes in fair value or cash flows of both the derivative and the hedged asset or liability to be recognized in earnings in the same period; however, any changes in fair value or cash flow that represent the ineffective portion of a hedge are required to be recognized in earnings and cannot be deferred. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement become effective for quarterly and annual reporting beginning January 1, 2000, and allow for early adoption in any quarterly period after June 1998. The Company will adopt SFAS 133 as required in 2000. It is expected that adoption of this standard will have no material impact.

NOTE B INVESTMENTS

The following table shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1998:


                                                               Gross           Gross        Estimated
                                            Amortized       Unrealized      Unrealized         Fair
in thousands                                  Cost             Gains          Losses          Value


U.S. Treasury notes                          $ 1,448           $ 30             $  0        $  1,478
Federal agencies                              38,381            512              (77)         38,816
Mortgage-backed obligations of
federal agencies                               4,267              8              (14)          4,261
Other                                          1,268             21               (1)          1,288
                                             -------           ----             ----         -------
Total                                        $45,364           $571             $(92)        $45,843


The schedule below shows the amortized cost and estimated fair value of investment securities classified as available for sale at December 31, 1997:


                                                               Gross           Gross        Estimated
                                            Amortized       Unrealized      Unrealized         Fair
in thousands                                   Cost            Gains          Losses          Value
U.S. Treasury notes                          $ 4,384          $ 21              $(1)          $ 4,404
Federal agencies                              24,695           285               (4)           24,976
Mortgage-backed obligations of
federal agencies                                  89             2               --                91
Other                                            883             7               (1)              889
                                             -------          ----              ---           -------
Total                                        $30,051          $315              $(6)          $30,360


The amortized cost and estimated fair value for securities available for sale at December 31, 1998, by contractual maturity are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call premiums or prepayment penalties.


in thousands                                      Amortized Cost          Estimated Fair Value

Due in one year or less                             $  6,319                   $  6,363
Due after 1 year through 5 years                      27,040                     27,491
Due after 5 years through 10 years                     7,738                      7,728
Mortgage-backed securities                             4,267                      4,261
                                                    --------                   --------
Total                                               $ 45,364                   $ 45,843


The amortized cost and estimated fair value of securities pledged as collateral to secure certain deposits and short-term borrowings were $16,020,000 and $16,364,000, respectively at December 31, 1998, as compared to $9,344,000 and $9,549,000, respectively, at December 31, 1997.

Proceeds from the sale of available for sale securities in 1998 were $1,031,000, which included gross gains of $12,000. There were no sales of securities in 1997 or 1996.

NOTE C LOANS

Loans, net of amortized deferred fees, are summarized by type as follows:


in thousands                                                    December 31,

                                                         1998                1997
Commercial                                              $57,970             $49,644
Real estate                                              48,871              44,181
Construction                                             12,024              12,071
Individual                                                4,560               5,069
Other                                                     6,460              2,578
                                                       --------            --------
Total loans                                             129,885             113,543
   Less: Allowance for loan losses                       (1,524)             (1,473)
                                                       --------            --------
Loans, net                                             $128,361            $112,070


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

Information with respect to impaired loans at December 31 is as follows:


in thousands                                                                        1998        1997
                                                                                    ----        ----
Impaired loans with a valuation allowance                                          $1,160      $1,763
Impaired loans without a valuation allowance                                           --          --
                                                                                   ------      ------
    Total impaired loans                                                           $1,160      $1,763

Allowance for credit losses related to impaired loans                              $  135      $  274
Allowance for credit losses related to other than impaired loans                    1,389       1,199
                                                                                   ------      ------
    Total allowance for credit losses                                              $1,524      $1,473

Average impaired loans for the year                                                $1,569      $1,633

Interest income on impaired loans recognized on the cash basis                         --          --


The provision for loan losses is determined by analyzing the status of individual loans, reviewing historical loss experience and reviewing the delinquency of principal and interest payments where pertinent. Management believes that uncollectible amounts have been charged off and that the allowance is adequate to cover losses inherent in the portfolio at December 31, 1998. Increases and decreases in the allowance include changes in the measurement of impaired loans.

Activity in the allowance for loan losses is summarized as follows:

in thousands                                                Years ended December 31,

                                                        1998           1997         1996
Balance at beginning of year                          $1,473       $ 1,508        $1,467
Provision (recovery) for loan losses                     415           254          (227)
Loans charged off                                       (470)         (418)         (444)
Recoveries                                               106           129           712
                                                      ------       -------        ------
Balance at end of year                                $1,524       $ 1,473        $1,508

NOTE E FORECLOSED REAL ESTATE

Foreclosed real estate is carried at the lower of cost or fair value less estimated selling costs, based upon current market conditions and expected cash flows.

The following schedule presents a breakdown by type of property of foreclosed real estate:

                                                      December 31,

in thousands                                      1998           1997

                                                  $ 60          $ --
Commercial land                                    562           402
                                                  ----          ----
Commercial property                                622           402

Less: Valuation allowance                          (87)          (53)
                                                  ----          ----
Total estimated fair value                        $535          $349


Activity in the valuation allowance on foreclosed real estate is as follows:


in thousands                                 1998        1997        1996

Balance at beginning of year                 $53        $ 53        $ 362
Provision for losses                          34          --           --
Dispositions, net                             --          --         (309)
Charge-offs, net of recoveries                --          --           --
                                             ---        ----        -----
Balance at end of year                       $87        $ 53        $  53


NOTE F PREMISES AND EQUIPMENT

Premises and equipment include the following:

                                                                         December 31,

in thousands                                                          1998          1997

Land                                                                $   231       $   231
Buildings and improvements                                              630           630
Leasehold improvements                                                  953           904
Furniture and equipment                                               1,540         1,254
Branch in construction                                                    1            66
Less: Accumulated depreciation and amortization                      (1,672)       (1,427)
                                                                    -------       -------
Total premises and equipment                                        $ 1,683       $ 1,658

The Company occupies banking and office space in seven locations under noncancellable lease arrangements accounted for as operating leases. The initial lease periods range from three to ten years and provide for one or more five-year renewal options. The leases provide for percentage annual rent escalations and require that the lessee pay certain operating expenses applicable to the leased space. Rent expense applicable to operating leases amounted to $505,000, $441,000 and $329,000 in 1998, 1997 and 1996,
respectively. At December 31, 1998, future minimum lease payments under noncancellable operating leases having an initial term in excess of one year are as follows (in thousands):


Years ending December 31,
       1999                                     $ 519
       2000                                       530
       2001                                       533
       2002                                       536
       2003                                       547
       Thereafter                               2,067
                                                -----

Total minimum lease payments                   $4,732


NOTE G DEPOSITS

Total deposits are summarized by type as follows:

                                                                      December 31,

in thousands                                                       1998          1997

Noninterest-bearing deposits                                    $37,507        $28,856
Interest-bearing:
   Interest checking deposits                                    14,650         12,461
   Money market deposits                                         76,844         50,987
   Savings deposits                                              25,999         24,607
   Certificates of deposit of $100,000 or more                   17,713         11,259
   Other time deposits                                           34,667         24,632
                                                                 ------         ------
Total interest-bearing deposits                                 169,873        123,946
                                                                -------        -------
Total deposits                                                 $207,380       $152,802


NOTE H SHORT-TERM BORROWINGS

Short-term borrowings consist of securities sold under repurchase agreements, which are securities sold to the Bank's customers, at the customer's request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. Treasury notes or Federal agencies which are segregated in the Bank's Federal Reserve Bank account from the Company's other investment securities. The following table presents certain information for short-term borrowings:

                                                                       1998                       1997

in thousands                                                     Amount        Rate         Amount        Rate

Securities sold under repurchase agreements:
   At year end                                                   $ 9,523        3.58%        $3,049        4.15%
   Average for the year                                            6,549        3.87%         1,220        4.08%
   Maximum month-end balance                                      12,403                      4,259

NOTE I            OTHER EXPENSE

Other expense in the Consolidated Statements of Operations include the following:

in thousands                                                         Years ended December 31,

                                                                  1998         1997         1996
Outside data service fees                                       $  529      $  434        $  321
Printing and office expenses                                       339         267           202
Director fees                                                      201         210           146
Bank operations                                                    225         179           163
Loan and foreclosed real estate expenses                           201         139           206
Professional fees and services                                      94         127           163
Marketing and advertising                                          144         118           147
Insurance                                                           58          60            87
Franchise taxes, filing fees and assessments                        49          55            23
Other                                                              123         154           131
                                                                ------      ------        ------
Total other expenses                                            $1,963      $1,743        $1,589


NOTE J INCOME TAXES

Federal and state income tax expense (benefit) consists of the following:


in thousands                                                 Years ended December 31,

                                                       1998          1997          1996
Current federal income tax                           $   --        $   --       $    --
Current state income tax                                 --            --            --
Deferred federal income tax expense (benefit)           742           614        (3,322)
Deferred state income tax expense (benefit)              55            57          (736)
                                                     ------        ------       -------
Total income tax expense (benefit)                   $  797        $  671       $(4,058)

The following chart is a summary of the tax effects of temporary differences that give rise to significant portions of deferred tax assets:

in thousands                                                                         Years ended December 31,

                                                                                    1998        1997         1996
Deferred tax assets:
   Allowance for loan losses                                                         $236     $    76          $ --
   Deferred loan fees and costs                                                        54          60            51
   Allowance for losses on foreclosed real estate                                      34          20            21
   Deferred rent                                                                       16          14             9
   Deferred compensation                                                               51          22            72
   Deferred gain on sale of loans                                                      22          22            28
   Loan interest                                                                        5          11             8
   Alternative minimum tax                                                             97          32            --
   Net operating loss carryforwards                                                 2,154       3,199         3,930
                                                                                    -----       -----         -----
Gross deferred tax assets                                                           2,669       3,456         4,119
   Less valuation allowance                                                           --          --             --
                                                                                    -----       -----         -----
Total deferred tax assets                                                           2,669       3,456         4,119

Deferred tax liabilities:

   Allowance for loan losses                                                           --          --           (22)
   Tax on unrealized gain on securities available for sale                           (185)       (119)            --
   Premises and equipment                                                             (10)        (38)          (39)
                                                                                    ------      ------        ------
Net deferred income taxes                                                          $2,474      $3,299        $4,058


A reconciliation of the statutory Federal income tax rate to the Company's effective income tax rate follows:


                                                                                  Years ended December 31,

                                                                             1998          1997           1996
Statutory federal income tax rate                                            34.0%          34.0%          34.0%
State income taxes, net of federal income tax benefit                         1.6            2.1            4.6
Elimination of valuation allowance on deferred tax assets                      --             --         (468.4)
Other, net                                                                    0.2            1.1            --
                                                                            -----          -----         -------
Effective tax rates                                                          35.8%          37.2%        (429.8)%


At December 31, 1998 the Company reported a net deferred tax asset of $2,154,000 reflecting the benefit of $5,576,000 in tax loss carryforwards, which expire in varying amounts between 2003 and 2008. Realization depends on generating sufficient taxable income before the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The amount of loss carryforward available for any one year may be limited if the Company is subject to the alternative minimum tax.

NOTE K EARNINGS PER COMMON SHARE

The weighted average number of shares outstanding used in the determination of basic and diluted income per share are shown in the following table:

For the Year Ended                                                                      1998
                                                                 ----------------------------------------------
                                                                      Income            Shares        Per Share
dollars in thousands                                               (numerator)       (denominator)     Amount
Basic earnings per share:

Income available to common shareholders                              $1,426         10,951,218          $0.13

Effect of dilutive securities (assuming conversion)                                    439,871

Diluted earnings per share:
Income available to common shareholders plus
assumed conversions of options outstanding                           $1,426         11,391,089          $0.13
---------------------------------------------------------------------------------------------------------------
For the Year Ended                                                                       1997
                                                                 ----------------------------------------------
                                                                      Income            Shares       Per Share
dollars in thousands                                               (numerator)       (denominator)     Amount

Basic earnings per share:
Income available to common shareholders                              $1,131         10,951,218          $0.10

Effect of dilutive securities (assuming conversion)                                    338,004

Diluted earnings per share:
Income available to common shareholders plus
assumed conversions of options outstanding                           $1,131         11,289,222          $0.10
---------------------------------------------------------------------------------------------------------------
For the Year Ended                                                                      1996
                                                                 ----------------------------------------------
                                                                      Income            Shares       Per Share
dollars in thousands                                               (numerator)       (denominator)     Amount

Basic earnings per share:
Income available to common shareholders                              $5,002         10,951,218          $0.46

Effect of dilutive securities (assuming conversion)                                    333,344

Diluted earnings per share:
Income available to common shareholders plus
    assumed conversions of options outstanding                       $5,002         11,284,562          $0.44
---------------------------------------------------------------------------------------------------------------


Options to purchase 178,000 shares of common stock at $3.625 were outstanding during 1998 but were not included in the computation of diluted EPS in the last two quarters because the options' exercise price was greater than the average market price of the common shares. Likewise, 80,000 options outstanding during the entire year were exercisable at $5.625 and were not included in the computation because they do not have a dilutive effect.

In January 1998, under the 1997 Stock Option Plan, the Company awarded 385,950 options to employees and directors, 207,950 of which vest at 20% per year over a period of five years. The exercise price of the options granted was equal to the market price on the date of grant at $3.625. In January 1999, 16,868 options were granted under the 1997 Stock Option Plan to employees. These options also vest at 20% per year over five years and were awarded at an exercise price of $2.59, the market price on the date of grant.

NOTE L RELATED PARTY TRANSACTIONS

Certain directors, officers and principal shareholders of the Company and its subsidiary, including their immediate families and companies in which they have significant ownership, were loan customers during 1998 and 1997. Such loans were made in the ordinary course of business and on substantially the same credit terms, including interest rates, maturities and collateralization, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features. At December 31, 1998, all of the loans were current and performing according to agreement.

Total loans outstanding for each year indicated and activity in those loans are shown below:

in thousands                                                     Years ended December 31,

                                                                  1998              1997
Outstanding at beginning of year                                 $   962             $  870
New loans and principal advances                                   1,968                524
Repayments                                                          (899)              (432)
                                                                   -----              -----
Outstanding at end of year                                       $ 2,031             $  962


An individual who was a director of the Company's subsidiary during 1998 is a general partner in a partnership which leases a branch facility to the Bank. The lease term expired June 30, 1997, and was renewed under the second of three five-year renewal options at a minimum annual rate of approximately $75,600. A director of the Company and its subsidiary is the Chairman of the Board of a company that provided services associated with the disposition of certain properties obtained through foreclosure. Fees and commissions for these services were approximately $85,000 in 1998; no fees were paid in 1997. Management believes that the services provided and the terms of the foregoing lease are no more and no less favorable to the Company than those which could have been received from unaffiliated parties.

NOTE M   EMPLOYEE BENEFIT PLANS

The Company has a 401(k) plan covering all employees who have reached the age of 21 and have completed at least one year of service as defined by the plan. The Company made contributions to the plan of approximately $77,000, $67,000 and $55,000 in 1998, 1997 and 1996, respectively. These amounts are included in salaries and employee benefits in the accompanying Consolidated Statements of Operations.

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

An Incentive Stock Option ("ISO") Plan in place since 1987 allowed the Company to grant options to officers and key employees for up to 404,235 shares of common stock. There were 80,000 options outstanding under the ISO Plan at the beginning of 1995. No options were granted under this plan during 1996. In January 1997, seven officers and key employees were granted 12,600 options. The exercise price of the options, which have a term of ten years from the date of the grant, equals the market price of the Company's stock on the date of grant.

At the 1997 Annual Shareholders Meeting, a combined stock option plan for both employees and directors was approved to replace the original ISO Plan, with a total of 500,000 shares of common stock available for grant. Awards under the 1997 Stock Option Plan (the "1997 Plan") may be granted in the form of incentive stock options for employees or non-incentive stock options for either employees or directors, and have a maximum duration of ten years from the date of grant. The exercise price of any option granted under the plan may not be less than the market price of the optioned shares on the date of grant. In January 1998, 178,000 options were granted under the 1997 Plan to directors, and 207,950 incentive stock options, which vest at 20% per year over a five year period, were granted to employees; in January 1999, 16,868 options, which also vest at 20% per year over a five-year period, were granted to employees.

Under the provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Company had the option of accruing a compensation expense for stock options granted to employees or applying the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Company has elected to continue to account for the above fixed stock option plans under APB 25, which does not require compensation expense to be recognized in the Consolidated Statements of Operations. Had compensation cost for the plan been determined based on the fair value of the options at the grant date consistent with the method of SFAS 123, the Company's net income and earnings per share in 1997 would have been:

                                                   Basic          Diluted
                               Net income          Earnings Per   Earnings Per
                               (in thousands)      Share          Share
As reported                            $1,131          $0.10           $0.10
Pro forma                               1,112           0.10            0.10


No pro forma information is provided for 1998, because options granted during the year and vested at December 31, 1998, were to non-employee directors. No options were granted in 1996.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted-average assumptions used for grants in 1997: dividend yield of 0%, expected volatility of 30%, risk-free interest rate of 6.41%, and expected life of 10 years.

A summary of the status of the Company's fixed stock option plans at December 31, 1998, 1997 and 1996 and changes during the years ending on those dates is presented below:

                                             Years ended December 31,

                                         1998                         1997                         1996

                                          Weighted                      Weighted                    Weighted
                              Number      Average         Number        Average         Number      Average
                              of Shares   Exercise Price  of Shares     Exercise Price  of Shares   Exercise Price
Beginning of year              442,600        $1.17         430,000         $1.13        430,000         $1.13
Granted                        385,950        $3.625         12,600          2.63           --            --
Exercised                         --            --             --             --            --            --
Forfeited                         --            --             --             --            --            --
End of year                    828,550        $2.31         442,600         $1.17        430,000         $1.13


Weighted average fair value of
options granted during the year               $1.97                         $1.50                         --
-------------------------------------------------------------------------------------------------------------------

At December 31, 1998, 620,600 options were exercisable; at December 31, 1997 and 1996, all options outstanding were exercisable.

The following information applies to options outstanding at December 31, 1998:

Number outstanding                                          828,550
Range of exercise prices                                    $0.10 to $5.625
Weighted average exercise price                             $2.31
Weighted average remaining contractual life                 5.7 years

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

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998, that the Company meets all capital adequacy requirements to which it is subject.

As of December 31, 1998 the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios for the Company and the Bank are presented in the table below:

                                                                          FOR CAPITAL              TO BE WELL
                                                     ACTUAL             ADEQUACY PURPOSES         CAPITALIZED

in thousands                                    AMOUNT      RATIO      AMOUNT       RATIO      AMOUNT      RATIO
As of December 31, 1998:
   Total capital (to risk-weighted assets):
          Company                                $21,583      16.65%     $10,371       8.00%    $12,964       10.00%
          Suburban Bank of Maryland               16,914      13.23       10,226       8.00      12,783       10.00
   Tier 1 capital (to risk-weighted assets):
          Company                                 20,058      15.47        5,186       4.00       7,779        6.00
          Suburban Bank of Maryland               15,390      12.04        5,113       4.00       7,670        6.00
   Tier 1 capital (to average assets):
          Company                                 20,058       9.13        8,791       4.00      10,988        5.00
          Suburban Bank of Maryland               15,390       7.05        8,738       4.00      10,922        5.00


As of December 31, 1997:
   Total capital (to risk-weighted assets):
          Company                                $18,959      18.74%      $8,094       8.00%    $10,118       10.00%
          Suburban Bank of Maryland               14,415      14.48        7,966       8.00       9,958       10.00
   Tier 1 capital (to risk-weighted assets):
          Company                                 17,692      17.49        4,047       4.00       6,071        6.00
          Suburban Bank of Maryland               13,168      13.22        3,983       4.00       5,975        6.00
   Tier 1 capital (to average assets):
          Company                                 17,692      10.82        6,542       4.00       8,178        5.00
          Suburban Bank of Maryland               13,168       8.25        6,383       4.00       7,979        5.00


NOTE O COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company incurs certain commitments and contingent liabilities, that are not reflected in the accompanying Consolidated Financial Statements. These off-balance-sheet items include various commitments to extend credit and standby letters of credit. No material losses are expected to result from these transactions. At December 31, 1998 and 1997, commitments under standby letters of credit totaled approximately $744,000 and $954,000, respectively. Unfunded loan commitments totaled approximately $18,817,000 and $15,000,000 at December 31, 1998 and 1997, respectively.

The Company's subsidiary is, at times, and in the ordinary course of banking business, subject to legal actions. Management is of the opinion that losses, if any, resulting from current legal actions will not have a material adverse effect on the financial condition of the Company.

Because most of the Company's business activity is with customers located in the Washington, D.C. metropolitan area, a geographic concentration of credit risk exists within the loan portfolio, and, as such, its performance will be influenced by the economy of the region. In addition, foreclosed real estate is located in the same market or its surrounding areas; accordingly, the recovery of a substantial portion of the carrying amount of foreclosed real estate is susceptible to changes in market conditions in the Washington metropolitan area. The loan portfolio is diversified with no single industry or customer comprising more than 7.3% of the total portfolio. The largest concentration of borrowers within general types of industries, as classified by Standard Industrial Codes ("SIC"), is in the Finance/Insurance/Real Estate group, which is 17.4% of the total portfolio.

The Company sells excess funds overnight (Federal funds sold) to correspondent banks. At December 31, 1998, a total of $43.1 million was invested with three banks, the largest exposure being $22.8 million. All of these correspondent banks are considered well capitalized under regulatory guidelines, and, therefore, little, if any, credit risk is present.

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

At December 31, 1997, the Company had outstanding letters of credit and commitments to extend credit of $954,000 and $15,000,000, respectively; at December 31, 1998, outstanding letters of credit totaled $744,000 and commitments to extend credit were $18,817,000. The fair value of these off-balance-sheet financial instruments, based on fees that would be charged to enter similar arrangements, is immaterial.

The estimated fair values of the Company's financial instruments required to be disclosed under SFAS 107 are as follows:

                                                                       1998                        1997

                                                              Carrying        Fair        Carrying         Fair
in thousands                                                   Amount        Value         Amount         Value

Assets:
   Cash and due from banks                                       $12,280       $12,280        $10,759       $10,759
   Federal funds sold                                             43,093        43,093         15,569        15,569
   Investment securities available for sale                       45,843        45,843         30,360        30,360
   Net loans (including loans held for sale)                     130,175       133,706        112,070       113,671
   Interest receivable                                             1,387         1,387          1,172         1,172

Liabilities:
   Noninterest-bearing deposits                                  $37,507       $37,507        $28,856       $28,856
   Interest-bearing deposits                                     169,873       170,177        123,946       123,981
   Securities sold under repurchase agreements                     9,523         9,523          3,049         3,049
   Interest payable                                                  154           154            100           100

NOTE Q PARENT COMPANY CONDENSED FINANCIAL STATEMENTS

In 1998 and 1997, all costs of operating the Bank were allocated directly to the Bank. Condensed financial statements of Suburban Bancshares, Inc. only (the "Parent") follow:

CONDENSED BALANCE SHEETS
Parent Company

                                                                             Years ended December 31,

in thousands                                                                   1998           1997

ASSETS
   Cash and due from banks                                                     $ 1,449      $     773
   Investment securities available for sale                                      2,784          3,300
   Investment in subsidiary                                                     16,127         14,789
   Deferred income taxes                                                            40             96

   Other assets                                                                     48             46
                                                                               -------        -------
Total Assets                                                                   $20,448        $19,004


LIABILITIES AND SHAREHOLDERS' EQUITY                                           $     6      $       5
   Liabilities
   Shareholders' equity:
      Common stock                                                                 109            109
      Paid-in capital -- stock options                                             534            534
      Additional paid-in capital                                                25,259         25,259
      Accumulated deficit                                                       (5,484)        (6,910)
      Accumulated other comprehensive income                                        24              7
                                                                                ------         ------
   Total shareholders' equity                                                   20,442         18,999
                                                                                ------         ------
Total Liabilities and Shareholders' Equity                                     $20,448        $19,004



CONDENSED STATEMENTS OF OPERATIONS
Parent Company

                                                                               Years ended December 31,

in thousands                                                         1998               1997               1996
Interest on deposits                                                  $    55            $    33           $    64
Interest on investments                                                   172                197               148
                                                                          ---                ---               ---
Total income                                                              227                230               212

Total expenses                                                             92                 91               111

Income before income taxes and equity in

undistributed income of subsidiaries                                      135                139               101
Income tax expense (benefit)                                               47                 54              (152)
                                                                        -----              -----            -------
Income before equity in undistributed
income of subsidiaries                                                     88                 85               253
Equity in undistributed income of subsidiaries                          1,338              1,046             4,749
Net income                                                              -----              -----            ------
                                                                       $1,426             $1,131            $5,002

CONDENSED STATEMENTS OF CASH FLOWS
Parent Company


                                                                               Years ended December 31,

in thousands                                                                1998          1997          1996

Cash flows from operating activities:
   Net income                                                            $ 1,426         $ 1,131      $ 5,002
   Adjustments to reconcile net income to net cash
provided (used) by operating activities:
         Equity in income of subsidiaries                                 (1,338)         (1,046)      (4,749)
         Accretion on securities                                              (4)             (6)          (3)
         Deferred income tax expense (benefit)                                44              51         (152)
        (Increase) decrease in other assets                                   (2)              5          (34)
         Increase (decrease) in other liabilities                              1               3           (3)
                                                                         -------         -------      -------
Net cash provided by operating activities                                    127             138           61

Net cash provided by investing activities                                    549              --          526

Net cash provided by financing activities                                     --              --           --

Net increase in cash and cash equivalents                                    676             138          587
Cash and cash equivalents at beginning of year                               773             635           48
                                                                         -------         -------      -------
Cash and cash equivalents at end of year                                 $ 1,449         $   773      $   635

NOTE R SELECTED QUARTERLY OPERATING RESULTS (UNAUDITED)


                                                                               1998

Dollars in thousands                                  First           Second           Third           Fourth
except per share data                                Quarter         Quarter          Quarter          Quarter

Income from earning assets                          $3,220                $3,475           $3,696           $3,855
Interest expense                                     1,370                 1,564            1,665            1,738
Net interest income                                  1,850                 1,911            2,031            2,117
Provision for loan losses                              100                    95              120              100
Noninterest income                                     208                   244              270              366
Noninterest expense                                  1,500                 1,536            1,616            1,707
Income before income taxes                             458                   524              565              676
Income tax expense                                     163                   188              203              243
Net income                                            $295                  $336             $362             $433
------------------------------------------------------------------------------------------------------------------

Basic:
   Earnings per share                                $0.03                 $0.03            $0.03            $0.04
   Average shares outstanding                   10,951,218            10,951,218       10,951,218       10,951,218
Diluted:
   Earnings per share                                $0.03                 $0.03            $0.04            $0.03
   Average shares outstanding                   11,295,171            11,297,762       11,294,318       11,289,433
Dividends declared per common share                     --                    --               --               --
------------------------------------------------------------------------------------------------------------------

Market price per common share
   High for the period                            $ 4                  $ 4  9/16        $  4  1/8        $       3
   Low for the period                               3  3/8               3   7/8           2  7/8          2 11/32
==================================================================================================================
                                                                               1997

Dollars in thousands                                  First           Second           Third           Fourth
except per share data                                Quarter         Quarter          Quarter          Quarter


Income from earning assets                         $ 2,491                $2,762           $2,956           $3,154
Interest expense                                       935                 1,081            1,228            1,326
Net interest income                                  1,556                 1,681            1,728            1,828
Provision for loan losses                               35                    80               80               59
Noninterest income                                     171                   193              224              186
Noninterest expense                                  1,390                 1,437            1,325            1,359
Income before income taxes                             302                   357              547              596
Income tax benefit                                     106                   130              194              241
Net income                                          $  196                  $227             $353             $355
------------------------------------------------------------------------------------------------------------------
Basic:

   Earnings per share                               $ 0.02                 $0.02            $0.03            $0.03
   Average shares outstanding                   10,951,218            10,951,218       10,951,218       10,951,218
Diluted:

   Earnings per share                          $      0.02                 $0.02            $0.03            $0.03
   Average shares outstanding                   11,286,791            11,285,713       11,286,622       11,295,202
Dividends declared per common share                     --                    --               --               --
------------------------------------------------------------------------------------------------------------------

Market price per common share
   High for the period                         $   2   5/8              $  2 1/2       $  3  9/16             $  4
   Low for the period                              2  3/16                 2              2   1/8             $  3
==================================================================================================================

MARKET FOR COMMON STOCK

Suburban Bancshares, Inc.'s common stock is traded on the NASDAQ Stock Market under the symbol "SBNK". The approximate number of Suburban Bancshares, Inc. shareholders of record as of March 1, 1999 was 883.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Suburban Bancshares, Inc.

         We have audited the accompanying consolidated balance sheets of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Suburban Bancshares, Inc. and Subsidiary as of December 31, 1998 and 1997, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /s/

                                Stegman & Company

                                Baltimore, Maryland
                                January 8, 1999

BOARD OF DIRECTORS

Suburban Bancshares, Inc. (1)
Suburban Bank of Maryland (2)

SAMUEL Y. BOTTS (1,2)
Partner, Jordan, Keys, Jessamy & Botts, L.L.P.
(law firm)

ALBERT G. DeCESARIS (2)
Vice President, Vendemia & DeCesaris Builders, Inc.

ROBERT G. DEPEW (2)
President, Robert G. Depew & Associates, Inc.
(real estate leasing and management)

BARBARA M. DiNENNA-CORBOY (1,2)
Retired Chairman, DiNenna & Associates, C.P.A.

FRANK K. HALLEY, JR. (2)
President, Carrollton Realty, Inc.
(real estate sales and management)

STEPHEN A. HORVATH (1,2)
PRESIDENT

MARLIN K. HUSTED (1,2)
VICE CHAIRMAN (1)

WINFIELD M. KELLY, JR. (1,2)
CHAIRMAN
President & CEO, Dimensions Health Corporation
(health care management)

RAYMOND G. LaPLACA (1,2)
VICE CHAIRMAN (2)
Partner, Knight, Manzi, Nussbaum & LaPlaca, P. A.
(law firm)

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

Suburban Bank of Maryland

WINFIELD M. KELLY, JR.
Chairman

RAYMOND G. LaPLACA
Vice Chairman

STEPHEN A. HORVATH
President and Chief Executive Officer

JOSEPH E. BURNETT
Senior Vice President and Senior Lending Officer

CESAR O. CABREJAS
Senior Vice President and Senior Branch Administrator

HAROLD J. KOCH
Senior Vice President and Senior Credit Officer

SIBYL S. MALATRAS
Senior Vice President and Chief Operating Officer

MICHAEL A. AHEARN
Vice President

ENNIA C. ANDERSEN
Vice President

STEVEN M. BRUNN
Vice President

CHARLES E. CARNS
Vice President and Controller

VERNA P. CIARAVELLA
Vice President

JEFFREY D. FRANKLIN
Vice President

BARBARA M. HART
Vice President

DOROTHY H. HOLLAND
Vice President

RICHARD A. LICHTY
Vice President

JAMES M. LYON
Vice President

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
                              fax: (301) 654-1040

Capitol Heights               8703 Central Avenue                        Lobby: M-F         9 am - 2 pm
                              Capitol Heights, MD 20743-3689             Drive-in: M-F      8 am - 6 pm
with ATM                      (301) 350-8100                             Drive-in: Sat      9 am - 12 noon
                              fax: (301) 499-2597

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

White Flint                   11414 Rockville Pike                       Lobby:  M-F        9 am - 4 pm
                              Rockville, MD  20852-3001                  Drive-in: M-F      8 am - 6:30 pm
with ATM                      (301) 770-6625                             Drive-in: Sat      9 am - 12 noon
                              fax: (301) 770-6658

Opening in mid 1999


Beltsville                    10421 Baltimore Boulevard                  Lobby:  M-F         9 am - 4 pm
                              Beltsville, MD   20705                     Drive-in:  M-F      8 am - 6 pm
with ATM                      (301) 931-2330                             Drive-in:  Sat      9 am - 12 noon
                              fax: (301) 931-2333


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